
11005169


NewellRubbermaid
Brands That Matter

WOW

2010 ANNUAL REPORT

DÉCOR THAT DELIVERS EFFICIENCY

Fashion and function come together beautifully with **Levolor® Accordia™ Cellular Shades.** Energy loss through windows can account for up to 20 percent of a home's heating and cooling costs. The most energy-efficient cellular shade on the market, **Accordia™** shades keep rooms cooler in summer and warmer in winter, generating energy savings of up to $180 per year.

Clean deeply and save money. With its reusable microfiber pad, the **Rubbermaid® Reveal™ Spray Mop** removes 50 percent more dust and dirt per swipe than traditional sponge mops. And its refillable spray bottle accepts inexpensive cleaning solutions – or just plain hot water.



GERMS STOPPED IN THEIR TRACKS

High-traffic locations like hospitals and restaurants can be breeding grounds for germs. The battle against infection begins with deep cleaning. The new **Rubbermaid® HYGEN™ Clean Water System** is a revolutionary floor cleaning system with the industry's first integrated water filter for generating clean water from dirty mopping water. This system offers a wide assortment of microfiber flat mops engineered to remove over 99 percent of microbes and can reduce transmission of disease.

That's what we want to hear. When a consumer says "**WOW**" in response to one of our products, it reaffirms that Newell Rubbermaid is fulfilling its potential as a best-in-class, brand-building company that is focused on creating value for our shareholders. Today, we're driving growth in more ways than ever.



SO MANY REASONS TO SAY WOW



A BETTER WAY TO BROWN BAG

For busy moms, getting lunch ready just got quicker and easier. Featuring lids that snap to the bottom of the container, the **Rubbermaid® Easy Find Lids™** food storage system ensures that the right lid is always at your fingertips.

With **Expo Washable™ dry erase markers,** kids can express their creativity and still get rave reviews from mom and dad. Available in six bold colors, they can be easily washed from skin and most washable fabrics and carpets – even car upholstery. So now every little Picasso can take their art show on the road.

WORRIES WASHED AWAY





Let's hear it for the real working hands. They broker deals with a firm handshake. They do power lunches on a tailgate. And when they reach for a tool, it's **Irwin® VISE-GRIP® GrooveLock pliers.** With a simple press of a button, the jaws adjust twice as fast as any other groove joint pliers, and they'll never slip or pinch.

POWER AND PRECISION AT TWICE THE SPEED





A SIMPLE TWIST MADE SIMPLE



The **Goody® Spin Pin**, part of the new Simple Styles™ collection, helps women get the hottest hair looks in a flash. It does the work of 20 bobby pins, at home, in a fraction of the time. That's why it's the number-one selling hair accessory in the U.S., helping to propel Goody's core sales growth to more than 10 percent in 2010.



A BETTER WAY TO CLEAN


Sharpie



A SHARPER PENCIL

Consumer Insight: The number-one frustration with mechanical pencils is breaking leads. Innovative solution: The **Sharpie® Liquid Pencil**, which features cutting-edge liquid graphite technology, eliminating broken leads. It's smooth like a pen, erasable like a pencil and refillable.

WINNING AT THE MOMENT OF DECISION


PARKER
PARKER

At **Parker**, we've learned how to make an icon of fine writing a must-have luxury. Shopping insights reveal that the point-of-sale environment is a critically important factor influencing the purchase of a fine writing instrument. Our new merchandising approach, including lavish furnishings at our "shop-in-shops," spotlights the classic style and unmatched functionality of this 120-year-old brand. These improvements helped drive a high single-digit percent increase in Parker sales in 2010, with especially robust growth in Russia and China.


High-
Chair
Infant
Booster
Toddler
Booster
Youth
Chair

BUILDING A PLATFORM AROUND A GOOD IDEA

Nobody understands the needs of young families better than **Graco**. Our consumer research revealed a common frustration for parents: having to buy a new product at each stage of a child's development. Enter the **Graco® Blossom™ "Grow With Me" 4-in-1 Seating System**, which adapts to a growing child's seating needs. It transforms seamlessly from a highchair to an infant feeding booster, a toddler booster and a youth chair. And as families grow, it can even accommodate a baby and a toddler at the table at the same time. While the Graco® Blossom™ seating system's retail price is more than twice that of a typical highchair, parents love its flexibility, convenience and value, making it our fastest-selling highchair. It's a big idea that keeps growing and growing.



EXPANDING WHEN A NEW MARKET EMERGES

No matter where they live, parents want their children to travel safely. Across the globe, there is increasing awareness of the vital role car seats play in protecting children in case of motor vehicle collisions. Now government leaders are responding. In Brazil, recently enacted mandatory car seat legislation has fueled new demand for Graco® safety solutions that keep children safe, snug and comfortable.

Converting 80% of users

LENOX® Q88™ IN CHINA

What's the best way to sell potential customers on the benefits of breakthrough industrial technology? Put it in their hands and let it go to work. That's how Lenox has generated rapid sales growth for the Q88™ Bi-Metal Band Saw Blade throughout Asia. With an exceptionally long life and a design that reduces cutting force and vibration, the Q88™ saw blade is specifically designed for grueling industrial demands in China and other Asian markets. Trials of the Q88™ saw blade in industrial facilities have propelled strong sales growth. Eighty percent of our demonstrations to targeted accounts result in sales.



GROWING SHARE IN A FAST-GROWING CATEGORY

Imagine if any whiteboard could be transformed into a high-tech tool for interactive instruction. How great would it be if teachers could create multimedia lessons that engage and excite their students? What if student understanding could be measured instantly throughout the day? The **MimioClassroom™** family of interactive teaching products makes all this possible – and more. **Dymo | Mimio** innovations are the most flexible and cost-effective solutions in the fast-growing interactive teaching market. That's why *Scholastic Administrator* magazine awarded Dymo | Mimio the "Best in Tech 2010" award for interactive whiteboard products. The success of our teaching technologies helped Dymo | Mimio achieve more than 40 percent core sales growth in 2010. The future of teaching has arrived, and Dymo | Mimio is leading the way.


Newell Rubbermaid

MARK KETCHUM
President and Chief Executive Officer

Dear Fellow Shareholders:

Sometimes it can seem like magic – that "**WOW**" moment when a consumer discovers a product that meets his or her needs in a newer, fresher and more rewarding way.




NET SALES
(in billions)
$6.47
$5.58
$5.76
08
09
10

In fact, it's not really magic at all. And it's not luck. Exciting a consumer with great products is the result of a methodical, disciplined and highly repeatable process. That process is brought to life each day by thousands of Newell Rubbermaid employees who are passionate about understanding consumer needs and skilled at translating those insights into innovative solutions to drive best-in-class results.

For shareholders, the payoff from this ongoing commitment to innovation is growth: growth in sales, growth in market share and growth into new global markets. In 2010, with the most severe impact of the economic recession mostly behind us, core sales growth resumed in all of our business segments. We earned increased benefits from the consistent implementation of the three strategies that underpin our success: leveraging the portfolio for growth, building *Brands That Matter*™ to drive demand and fueling growth through margin expansion and scale synergies.

In the last five years we have honed our portfolio; today it comprises fewer, but more tightly focused business units that compete in more global, more profitable and faster-growing product categories. Our business model is more consumer-centric, innovation-driven and structured to generate the gross margins necessary to invest in building brands. And we've restructured our supply chain and leveraged the scale benefits of one Newell Rubbermaid to drive best cost and efficiency.


OPERATING CASH FLOW
(in millions)
$455
$603
$583
08
09
10

With most of our transformation initiatives now implemented and gaining traction, we are positioned to leverage these operational improvements to drive sustained growth going forward.

MEETING OUR GROWTH OBJECTIVES

Despite economic conditions that remained less than ideal, in 2010 our teams met the challenge to create our own momentum and grow core sales and earnings. The Company expanded gross margins even as we increased investments in product innovation, consumer research, advertising and other brand-building initiatives essential to growth. We delivered improvements across three important performance metrics: top-line sales, gross margin and normalized earnings. For the year:

- Net sales increased by 3.3 percent to $5.8 billion, while core sales (which exclude the impact of foreign currency and our 2009 product line exits) grew by 4.7 percent.
- Gross margin expanded by 100 basis points to 37.7 percent of sales, strengthened by product and business mix and productivity gains. We made significant progress towards our 40 percent gross margin target.
- Normalized earnings grew from $1.31 to $1.52 per share, a 16 percent increase.


"NORMALIZED" EARNINGS PER SHARE*
(in dollars)
$1.21
$1.31
$1.52
08
09
10

**Please refer to the Reconciliation of Non-GAAP Financial Measures on page 84 for a reconciliation to the most directly comparable GAAP financial measure.*

GOOD IDEAS TRAVEL

In 2010, sales increases were led by our international businesses, which grew 7.9 percent in constant currency for the year. We saw particular strength in the fast-growing, emerging markets of Asia and Latin America, where we generated double-digit constant currency sales increases. High-priority targets are markets such as China and Brazil, which enjoy rapidly expanding middle classes and robust growth in personal incomes.

There is substantial room to accelerate growth in global markets. Only five of our fifteen largest brands generate more than half their sales outside of North America. Our opportunity goes beyond simply doing business in geographies where we have not had a presence in the past. It's a compelling story that speaks to the fact that our products are highly transferable across markets. Experience tells us quite clearly that innovations are appreciated

Despite economic conditions that remained less than ideal, in 2010 our teams met the challenge to create our own momentum and grow core sales and earnings. We delivered improvements across three important performance metrics: top-line sales, gross margin and normalized earnings.

not just in mature markets, but in developing ones as well. And while there are differences in language, culture and purchasing power, there are similar needs among consumers across the globe.

Consider a young mother in São Paulo, Brazil. Her needs to keep food fresh and have a home that is orderly and well organized are much the same as those of a mom in St. Louis or Toronto. That's why Rubbermaid Consumer has expanded distribution of Easy Find Lids™ food storage products to the growing Brazilian market.

Across all categories in all the geographies we reach, our results demonstrate that consumers are willing to pay for innovation that addresses everyday needs.


GROSS MARGIN
(in percent)
32.8%
36.7%
37.7%
08
09
10

GROWING SHARE, DELIVERING VALUE

Innovation and brand building enable Newell Rubbermaid to grow market share. During the last two years, the majority of our businesses increased share despite a challenging market environment. Notably, those gains were not achieved through offering less expensive products, but by delivering innovation and value.

Translating good ideas into products that perform and connect with consumers is essential to our ability to grow share. Every successful new product begins with a deep understanding of the consumer, the shopper and the marketplace. Ideas are vetted and filtered by multidisciplinary teams of designers, engineers and marketers. Only the very best advance from concept to design to launch. And at each step, decisions are guided by the voice of the consumer.

Research and consumer insights also guide how we reach, inform and persuade those considering a purchase. For example, we know that expectant mothers get most of their information from the Internet or from other moms. That's why Graco, one of the world's best known and most trusted juvenile products companies, is a leader in the use of extensive social media to connect with and educate these consumers in a robust, interactive fashion.

We employ a common language and brand-building framework throughout the Company that help leverage our scale. Initiatives that broaden and deepen our training programs and that provide internal consulting expertise have strengthened our marketing capabilities and built a platform for brand-building success. Our research has become more sophisticated to better understand concepts like power users, shopping behavior and the effectiveness of our branding and activation efforts. Because we have the right products and processes, our portfolio responds to the investments we make in brand building. That is a key differentiator for Newell Rubbermaid that we expect to continue to fuel growth in 2011 and beyond.

The changes we've made to our manufacturing and supply chain also support these growth opportunities. Over the past several years we have reduced our manufacturing footprint by more than 60 percent, significantly increased the use of strategic sourcing partners and streamlined our distribution and transportation network. By achieving greater efficiency and best cost while maintaining top quality we enhance the value proposition underlying all of our products.

A PLAYBOOK FOR SUSTAINED GROWTH

Newell Rubbermaid's culture, processes and people are all aligned to fulfill our objective of achieving best-in-class performance and, in so doing, build shareholder value. Throughout the organization we have outstanding leaders who are creating robust growth strategies, and display the talent and energy to translate plans into performance.

This is my concluding message to my fellow shareholders after five-and-a-half years as leader of Newell Rubbermaid. I approach my retirement later this year with absolute confidence that the Company has the right strategy, the right business model and the right team in place to compete effectively and achieve its objectives for profitable growth in the years ahead. For this great Company and for the thousands of talented employees who are committed to its success, the best is yet to come.

Sincerely,

MARK D. KETCHUM
President and Chief Executive Officer



WOW HAPPENS AT HOME

JAY GOULD
Group President, Home & Family

Our Home & Family products win at the point of sale by leveraging shopper insights to create a differentiated experience at the store level. Innovative merchandising stimulates demand and positively influences brand choice.

The flexibility of the new Graco® 3-in-1 stroller, Symbio™, helped earn it Gold and Silver designations at the prestigious Mother & Baby Awards 2010.

Safe, clean, beautiful, organized, stylish – consumer insights reveal these are some of the product attributes that matter most to the female head of household, the primary decision-maker for the brands in our Home & Family segment. Our innovations are targeted to these central needs and propel our success with new products and in new markets.

With over 90 percent household penetration in North America, Rubbermaid has been named the number-one home products brand for eight consecutive years. We continue to build on this powerful legacy – and grow sales – by introducing new innovations that connect with consumer needs. The Rubbermaid Easy Find Lids™ platform makes organizing food storage a snap. Consumers are also seeking better and more efficient ways to clean their homes. The new Rubbermaid® Reveal™ Microfiber Spray Mop delivers with a reusable microfiber pad that picks up 50 percent more dirt per swipe than traditional sponge mops and features a refillable spray bottle. Rubbermaid® Reveal™ launched to overwhelmingly positive consumer response in 2010, and we continue to expand retail distribution.

GOODY WINS WITH STYLISH INNOVATIONS

Start with one of the leading brands in the North American styling tools and hair accessories market. Add innovations such as the new Goody® Simple Styles™ line of hair accessories, which make it easy

$2.38 billion in sales

MAJOR BRANDS


Rubbermaid


Goody


GRACO


teutonia

LEVOLOR Aprica Calphalon

HOME & FAMILY SEGMENT

PERCENTAGE OF TOTAL COMPANY SALES



Home & Family
41%

GLOBAL BUSINESS UNITS



- Baby & Parenting
- Rubbermaid Consumer
- Décor
- Culinary Lifestyles
- Beauty & Style

for women to achieve salon-quality hairstyles at home. The result is Goody®, the star of our Beauty & Style global business unit, which is proving its best days are still ahead. In fact, it was the fastest-growing Home & Family brand last year, posting double-digit sales growth in 2010. The Goody® Simple Styles™ Spin Pin was the number-one selling hair accessory in the U.S., which helped us substantially expand distribution and win shelf space during the year. Breakthrough products like the Simple Styles™ collection are allowing us to expand in international markets, such as the U.K. where Goody grew its share nearly three-fold in just one year.

REDEFINING VALUE FOR PARENTS AROUND THE WORLD

Home & Family's most global business, Baby & Parenting, is anchored by three great brands with distinct offerings, ranging from mass market to premium: Graco®, Aprica® and teutonia®. Leveraging consumer insights, Graco learned that parents are looking for baby care products that offer multiple configurations and the flexibility to adapt as their child grows. The "Grow With Me" platform, featuring the Graco® Blossom™ 4-in-1 high chair and the Graco® Nautilus™ 3-in-1 car seat, that can support children from infants up through 100 pounds, redefines value in the segment, commanding a significantly higher price for expanded function and performance. With nearly one-third share in the baby gear category in North America but only 10 percent of the global market, our brands have big opportunities for continued expansion both domestically and abroad.

BRINGING HOME QUALITY, STYLE AND EFFICIENCY

Success in our Culinary Lifestyles business is driven by Calphalon® innovations that connect with consumers who have a taste for both great food and easy performance. Calphalon®, the leading brand in premium cookware in North America, brings together professional results, elegant design and non-stick convenience with its Calphalon® Unison® collection. Our Culinary Lifestyles business is also targeting growth by expanding its online channel presence and through the addition of a new line of Calphalon® Electrics that bring restaurant quality to the home kitchen.

Décor is led by Levolor® blinds and shades. Consumers want great style to work harder – to deliver greater energy efficiency in their homes. That's the insight behind the successful 2010 launch of Levolor® Accordia™, the most energy-efficient shades on the market. But the innovations don't end there. Our new Size-in-Store machines allow consumers to easily custom size their off-the-shelf blinds in the store, while they wait. This new solution is driving sales growth and increased distribution.

Customizable and easily adjustable, Rubbermaid closet organization systems help consumers make the most of every square inch of their home storage space.



Calphalon® kitchen electrics ensure that foods cook evenly and thoroughly with winning style that enhances any kitchen countertop.





WOW HAPPENS AT YOUR DESK

PENNY McINTYRE
Group President, Office Products

> "Combining global reach with compelling brands yields great results. That combination has helped Office Products achieve leading positions in markets around the world.

Delivering professional results in less time, the portable, affordable Dymo® Rhino™ 5200 is the ideal label printer for data communications, electrical, security and other commercial applications.

Global reach, combined with compelling products, yields powerful results. With 45 percent of its sales outside North America, Office Products is Newell Rubbermaid's most global segment. It's anchored by four great brands: Paper Mate®, Sharpie®, Dymo® and Parker®. With these brands, Newell Rubbermaid's Office Products business units generally hold the number-one or number-two share in most key markets worldwide. In 2010, the enduring power of our iconic brands was reaffirmed as it helped fuel core sales growth of 7.4 percent for the year.

The global Everyday Writing market is huge, with over $6.3 billion in annual sales. Newell Rubbermaid has consolidated its category leadership under the Paper Mate® mega-brand. The success of our latest lineup of value-added pens proves that consumers seek and respond to innovation in this category. For example, their desire for a smoother writing experience in a range of vibrant colors led to the Paper Mate® Gel Pen. The Paper Mate® EarthWrite® Pen*, which is made with a majority of components that are biodegradable in soil or home compost within about a year, addresses the demand for more sustainable writing solutions.

SHARPIE®: AMERICA'S FRIENDLIEST MARKER WINS EVEN MORE FANS

There's no better-loved brand than Sharpie®, the number-one writing brand in North America. What other writing instrument could attract over 1.5 million Facebook® fans?

$1.71 billion in sales

MAJOR BRANDS

Sharpie

DYMO Endicia Postage Technologies

Paper Mate







PARKER





Mimio Interactive Teaching Technologies

OFFICE PRODUCTS SEGMENT

PERCENTAGE OF TOTAL COMPANY SALES

Office Products
30%

GLOBAL BUSINESS UNITS



Everyday Writing
Markers & Highlighters
Technology
Fine Writing



The metal barrel Paper Mate® Design pen offers superior writing performance in a variety of fashionable patterns.

The appeal of Sharpie® products goes beyond simply function. With a diverse lineup ranging from permanent markers and highlighters to new products such as the Sharpie® Pen and Sharpie® Liquid Pencil, the brand speaks to the desire for self-expression in everyone. Turning a coffee cup into a canvas, making your backpack stand out in a crowd, creating one-of-a-kind holiday decorations with bright Sharpie® metallic colors – with a Sharpie® marker in hand and a dash of creativity, the possibilities are endless.

THE TIMELESS APPEAL OF PARKER® SHINES EVEN BRIGHTER

Another iconic brand, Parker® is the anchor of Newell Rubbermaid's Fine Writing business. By streamlining its portfolio, designing new models that add modernity to its classic design language and investing in strategic regions and channels, Parker's strong performance helped fuel high single-digit percent core sales growth for the Fine Writing global business unit in 2010. A strong emphasis on high-value merchandising has proven rewarding as we continue to invest in creating luxurious dedicated Parker® retail shops in fine department stores across China, Russia and other key markets.

INCREASING PENETRATION IN A PROMISING MARKET

Dymo® brand labeling solutions extend across a number of platforms – from labelers for the home to small businesses to labelers made for the toughest industrial jobs. Today we're driving growth through an intense focus on the industries, companies and applications with high volumes of labeling needs. For these "power users," speed is critical, and the newest Dymo® solutions are designed for fast data entry and printing that beats the competition by 50 percent.

Dymo® Teaching Technologies, through the Dymo® | Mimio® teaching platform, is at the leading edge of innovation in the rapidly growing field of interactive classroom teaching. In 2010 Dymo | Mimio launched its next-generation MimioClassroom™ platform, which helped drive more than 40 percent year-over-year core sales growth. This comprehensive and cost-effective solution has won rave reviews. *Scholastic Administrator* magazine awarded Dymo | Mimio the "Best in Tech 2010" award for interactive whiteboard products. Our innovations are propelling Dymo | Mimio to significant share gains in this fast-growth, global market.

**Majority of components biodegrade in soil or home compost in about a year. See disassembly instructions on packaging.*

With over 40 vibrant colors and a variety of styles, Sharpie® markers, pens and highlighters help unleash the creativity in us all.

The number-one provider of online shipping postage in the U.S., Dymo | Endicia offers businesses useful features designed to save money and improve customer service.





WOW HAPPENS ON THE JOB

BILL BURKE
Group President, Tools, Hardware & Commercial Products

Brands matter to our end-users, and so does innovation. In our markets, innovation commands premium price – because customers will pay more for a product that does the job faster and better.



Rubbermaid

The One Shot® Touch-Free Soap System features industry-leading battery life and Smart Sensor™ technology that detects hands, automatically delivering the perfect amount of soap – every time!

Newell Rubbermaid's Tools, Hardware & Commercial Products segment drives growth through product innovation and brand investments that align with three important trends: productivity, sustainability, and health and wellness. A dynamic new product pipeline, expansion into near-neighbor categories and aggressive brand building all contributed to core sales growth of 8.2 percent in 2010. And with approximately 25 percent of sales outside of North America, extensive opportunities remain for increased growth in faster-growing global markets.

CREATING A SAFE, CLEAN AND PRODUCTIVE ENVIRONMENT

Our Commercial Products business serves a global market of nearly $11 billion with solutions that clean, transport, organize, recycle, improve hygiene and fight infection. It is a leader in the commercial products space, thanks to a long history of using consumer insights to develop industry-leading innovation that helps end-users work in a safer, more productive and more cost-effective manner. For example, in washroom solutions, the Rubbermaid® FLex™ Skin Care System delivers up to four times more hand washes than traditional bag-in-box soaps, with up to 60 percent lower cost-in-use than competitive systems. Our new Microburst® Duet is the first commercial dual fragrance system. It features longer-lasting refills that offer three times the fragrance and odor neutralizer of ordinary refills.



$1.67
billion in sales

MAJOR BRANDS



Rubbermaid
Commercial Products



IRWIN.



LENOX



SHUR-LINE
SURE YOU CAN

TOOLS, HARDWARE & COMMERCIAL PRODUCTS SEGMENT

PERCENTAGE OF
TOTAL COMPANY SALES



- Tools, Hardware & Commercial Products 29%

GLOBAL BUSINESS UNITS



- Commercial Products
- Construction Tools & Accessories
- Industrial Products & Services
- Hardware

Need to clean deeper with less waste and more efficiency? Rubbermaid's patented microfiber technologies have the answer. Our Rubbermaid® HYGEN™ cleaning system features microfiber mops and cloths that clean nearly 50 percent faster and remove 99 percent of microbes. One of our highest-growth platforms is our Rubbermaid Medical Solutions business, which is the premier provider of medication and record-keeping carts and wall-mounted workstations for health care facilities. The combination of compact and lightweight design, superior ergonomics and a comprehensive set of nursing features makes our products ideal for point-of-care applications. Rubbermaid Medical Solutions doubled its sales in 2010 and is poised to capture significant market share in this rapidly growing market.

A BETTER TOOL MAKES ALL THE DIFFERENCE

Cutting, drilling, heating, gripping, painting – from factory floor to construction jobsite, these tough jobs are made easier by the innovations we deliver in our tools and hardware businesses. For example, we introduced Irwin® VISE-GRIP® GrooveLock pliers featuring a simple press-and-slide button that adjusts the jaws twice as fast as any other groove joint pliers, with no slipping. In 2010 we increased our brand-building investment behind VISE-GRIP® GrooveLock pliers with Irwin's first North American TV campaign. The ad campaign helped drive triple-digit point-of-sale growth. We also launched the Irwin® Universal Handsaw, which features a unique ergonomic design that cuts three times faster than traditional handsaws. The Irwin® Universal Handsaw won a prestigious International Red Dot award for outstanding product design, and was featured in *Men's Health* magazine as one of the "100 Best New Products for Men."

At Lenox, a leader in the industrial band saw blade space, as well as in cutting and hand tools, unique consumer insights led to the development of the Lenox® Q88™ Bi-Metal band saw blade, which was designed specifically for the rigorous demands of the Asian market. With proprietary technology that extends blade life and creates smooth, straight cuts, the Lenox® Q88™ saw blade has received two prestigious global innovation awards for enabling industrial manufacturing. Our Lenox business is driving industry-leading conversion rates in our Asian markets, thanks to the success of this new technology, and generated high single-digit sales growth in 2010.

The Irwin® Universal Handsaw features a unique ergonomic design that cuts through virtually any material three times faster than traditional handsaws.



Rubbermaid Medical Solutions computer and medication carts and wall-mounted workstations reduce user fatigue and improve workflow in a variety of clinical environments.



Enhancing the Shareholder Value Proposition

JUAN FIGUEREO
Executive Vice President and Chief Financial Officer

2010 FINANCIAL METRICS

4.7%
Core Sales Growth

100 bps
Gross Margin Expansion

16%
Normalized Earnings Per Share Growth

**Please refer to the Reconciliation of Non-GAAP Financial Measures on page 84 for a reconciliation to the most directly comparable GAAP financial measure.*

In 2010, Newell Rubbermaid delivered core sales growth in all three operating segments. Consumer-driven innovation and strategic brand-building investments led to increases in market share and expanded our reach into new geographies and new categories. Our core mission remains to continue to build shareholder value by leveraging top-line growth to achieve sustainable earnings growth. Realizing these objectives requires an intense focus on cost at every level of the enterprise.

In 2010 we made continued progress in creating a leaner, more profitable and more competitive organization. Three key strategic initiatives, in particular, contributed meaningfully to these efforts and will continue to generate future benefits.

Capital Structure Optimization Plan: This plan created a simpler, more shareholder-friendly capital structure and allowed the Company to take advantage of a historically low interest rate environment. The initiative lowered Newell Rubbermaid's interest expense and largely eliminated potential future share dilution associated with our convertible notes.

European Transformation Plan: This targeted initiative is designed to simplify our business and improve profitability in our European operations, with the goal of a 10 percent or higher operating margin in Europe by the end of 2012. We are already reaping the benefits of key productivity projects that helped push our normalized operating margin in the region to 7 percent in 2010*. By centralizing decision making in our new European headquarters in Geneva, Switzerland, and streamlining our business structure, the European Transformation Plan will result in a stronger, more profitable business model. Continued improvements in key areas such as pricing architecture, organizational structure and other profit-enhancing initiatives will drive further increases in operating margin in 2011 and again in 2012. Once fully implemented in 2012, the plan is expected to generate $55–$65 million in annual profitability improvement.

Project Acceleration: Completed in 2010, this global, multi-year restructuring program was designed to consolidate and streamline our manufacturing and supply chain operations to achieve greater efficiency and best cost. Project Acceleration helped enable 700 basis points of gross margin expansion over the past five years and will deliver in excess of $220 million in annualized savings by the end of 2011.

Looking ahead, we will continue to invest behind operating efficiency and best-in-class business processes to drive higher productivity, increased earnings and enhanced shareholder value.

JUAN R. FIGUEREO
Executive Vice President and Chief Financial Officer

2010 Financial Statements and Related Information

TABLE OF CONTENTS



SELECTED FINANCIAL DATA

The following is a summary of certain consolidated financial information relating to the Company as of and for the year ended December 31, *(in millions, except per share data)*. The summary has been derived in part from, and should be read in conjunction with, the Consolidated Financial Statements of the Company included elsewhere in this report and the schedules thereto.

	2010[1]	2009[1]	2008[1]	2007	2006
STATEMENTS OF OPERATIONS DATA					
Net sales	**$5,759.2**	$5,577.6	$6,470.6	$6,407.3	$6,201.0
Cost of products sold	**3,588.4**	3,528.1	4,347.4	4,150.1	4,131.0
Gross margin	**2,170.8**	2,049.5	2,123.2	2,257.2	2,070.0
Selling, general and administrative expenses	**1,463.4**	1,374.6	1,502.7	1,430.9	1,347.0
Impairment charges	**—**	—	299.4	—	—
Restructuring costs[2]	**77.5**	100.0	120.3	86.0	66.4
Operating income	**629.9**	574.9	200.8	740.3	656.6
Nonoperating expenses:					
Interest expense, net	**118.4**	140.0	137.9	104.1	132.0
Losses related to extinguishments of debt	**218.6**	4.7	52.2	—	—
Other (income) expense, net	**(7.4)**	2.0	6.9	4.2	6.1
Net nonoperating expenses	**329.6**	146.7	197.0	108.3	138.1
Income before income taxes	**300.3**	428.2	3.8	632.0	518.5
Income taxes	**7.5**	142.7	53.6	149.7	44.2
Income (loss) from continuing operations	**292.8**	285.5	(49.8)	482.3	474.3
Loss from discontinued operations, net of tax[3]	**—**	—	(0.5)	(12.1)	(85.7)
Net income (loss)	**292.8**	285.5	(50.3)	470.2	388.6
Net income noncontrolling interests	**—**	—	2.0	3.1	3.6
Net income (loss) controlling interests	**$ 292.8**	$ 285.5	$ (52.3)	$ 467.1	$ 385.0
Weighted-average shares outstanding:					
Basic	**282.4**	280.8	279.9	278.6	276.7
Diluted	**305.4**	294.4	279.9	287.6	276.8
Earnings (loss) per share:					
Basic:					
Income (loss) from continuing operations	**$ 1.04**	$ 1.02	$ (0.18)	$ 1.72	$ 1.70
Loss from discontinued operations	**—**	—	—	(0.04)	(0.31)
Net income (loss) controlling interests	**$ 1.04**	$ 1.02	$ (0.18)	$ 1.68	$ 1.39
Diluted:					
Income (loss) from continuing operations	**$ 0.96**	$ 0.97	$ (0.18)	$ 1.72	$ 1.70
Loss from discontinued operations	**—**	—	—	(0.04)	(0.31)
Net income (loss) controlling interests	**$ 0.96**	$ 0.97	$ (0.18)	$ 1.67	$ 1.39
Dividends	**$ 0.20**	$ 0.26	$ 0.84	$ 0.84	$ 0.84
BALANCE SHEET DATA					
Inventories, net	**$ 701.6**	$ 688.2	$ 912.1	$ 940.4	$ 850.6
Working capital[4]	**466.1**	422.6	159.7	87.9	580.3
Total assets	**6,405.3**	6,423.9	6,792.5	6,682.9	6,310.5
Short-term debt, including current portion of long-term debt	**305.0**	493.5	761.0	987.5	277.5
Long-term debt, net of current portion	**2,063.9**	2,015.3	2,118.3	1,197.4	1,972.3
Total stockholders' equity	**$1,905.5**	$1,782.2	$1,588.6	$2,222.1	$1,867.6

(1) Supplemental data regarding 2010, 2009 and 2008 is provided in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.
(2) Restructuring costs include asset impairment charges, employee severance and termination benefits, employee relocation costs, and costs associated with exited contractual commitments and other restructuring costs.
(3) Loss from discontinued operations, net of tax, attributable to noncontrolling interests was not material.
(4) Working capital is defined as Current Assets less Current Liabilities.

ACQUISITIONS OF BUSINESSES

Information regarding significant businesses acquired in 2007 and 2008 is included in Footnote 2 of the Notes to Consolidated Financial Statements. No significant acquisitions occurred during 2006, 2009 or 2010.

QUARTERLY SUMMARIES

Summarized quarterly data for the last two years is as follows *(in millions, except per share data)* (unaudited):

Calendar Year	1st	2nd	3rd	4th	Year
2010					
Net sales	**$1,306.4**	**$1,496.2**	**$1,487.3**	**$1,469.3**	**$5,759.2**
Gross margin	**471.7**	**587.3**	**567.1**	**544.7**	**2,170.8**
Net income	**$ 58.4**	**$ 130.4**	**$ 28.3**	**$ 75.7**	**$ 292.8**
Earnings per share:					
Basic	**$ 0.21**	**$ 0.46**	**$ 0.10**	**$ 0.26**	**$ 1.04**
Diluted	**$ 0.19**	**$ 0.41**	**$ 0.09**	**$ 0.25**	**$ 0.96**
2009					
Net sales	$ 1,203.9	$ 1,504.3	$ 1,449.0	$ 1,420.4	$ 5,577.6
Gross margin	422.8	558.3	542.6	525.8	2,049.5
Net income	$ 33.7	$ 105.7	$ 85.5	$ 60.6	$ 285.5
Earnings per share:					
Basic	$ 0.12	$ 0.38	$ 0.30	$ 0.22	$ 1.02
Diluted	$ 0.12	$ 0.37	$ 0.28	$ 0.20	$ 0.97

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's consolidated results of operations and financial condition. The discussion should be read in conjunction with the accompanying Consolidated Financial Statements and Notes thereto.

BUSINESS OVERVIEW

Newell Rubbermaid is a global marketer of consumer and commercial products that touch the lives of people where they work, live and play. The Company's products are marketed under a strong portfolio of brands, including Rubbermaid®, Graco®, Aprica®, Levolor®, Calphalon®, Goody®, Sharpie®, Paper Mate®, Dymo®, Parker®, Waterman®, Irwin®, Lenox® and Technical Concepts™. The Company's multi-product offering consists of well-known name-brand consumer and commercial products in three business segments: Home & Family; Office Products; and Tools, Hardware & Commercial Products.

Business Strategy

Newell Rubbermaid's vision is to become a global company of Brands That Matter™ and great people, known for best-in-class results. The Company is committed to building consumer-meaningful brands through understanding the needs of consumers and using those insights to create innovative, highly differentiated product solutions that offer performance and value. The Company's strategy is to leverage the portfolio for faster growth, build Brands That Matter™ to drive demand, and fuel growth through margin expansion and scale synergies.

- Leveraging the portfolio includes accelerating global expansion, targeting investment in higher growth businesses and categories, and acquiring businesses that facilitate geographic and category expansion, thus enhancing the potential for growth and improved profitability.
- Building Brands That Matter™ to drive demand involves continued focus on consumer-driven innovation, developing best-in-class marketing and branding capabilities across the organization, and investing in strategic brand-building activities, including investments in research and development to better understand target consumers and their needs.
- Fueling growth through margin expansion and scale synergies entails continued focus on achieving best cost and improving productivity through the adoption of best-in-class practices, including leveraging scale, optimizing the supply chain to improve capacity utilization and to deliver productivity savings, reducing costs in nonmarket-facing activities, designing products to optimize input costs and utilizing strategic sourcing partners when it is cost effective. Achieving best cost allows the Company to improve its competitive position, generate funds for increased investment in strategic brand-building initiatives and preserve cash and liquidity.

The Company's core organizing concept is the global business unit ("GBU"). The Company is organized into 13 GBUs, and each GBU supports one or more of the Company's key brands worldwide, with a focus on developing and marketing differentiated products designed to meet consumers' needs. The GBU structure positions the business units to leverage research and development, branding, marketing and innovation on a global basis and facilitates the Company's objective of optimizing working capital and shared resources. The Company's 13 GBUs are aggregated into three operating segments, which are as follows:

Segment	GBU	Key Brands	Description of Primary Products
Home & Family	Rubbermaid Consumer	Rubbermaid®	Indoor/outdoor organization, food storage, and home storage products
	Baby & Parenting	Graco®, Aprica®	Infant and juvenile products such as car seats, strollers, highchairs, and playards
	Décor	Levolor®, Kirsch®, Amerock®	Drapery hardware, window treatments and cabinet hardware
	Culinary Lifestyle	Calphalon®	Gourmet cookware, bakeware, cutlery and small kitchen electrics
	Beauty & Style	Goody®	Hair care accessories
Office Products	Markers, Highlighters, Art & Office Organization Organization	Sharpie®, Expo®	Writing instruments, including markers and highlighters, and art products
	Technology	Dymo®, Mimio®	Office technology solutions such as label makers and printers, interactive teaching solutions and on-line postage
	Everyday Writing	Paper Mate®	Writing instruments, including pens and pencils
	Fine Writing & Luxury Accessories	Parker®, Waterman®	Fine writing instruments and leather goods
Tools, Hardware & Commercial Products	Industrial Products & Services	Lenox®	Industrial bandsaw blades, power tool accessories and cutting tools for pipes and HVAC systems
	Rubbermaid Commercial Products	Rubbermaid® Commercial Products, Technical Concepts™	Cleaning and refuse products, hygiene systems, material handling solutions and medical and computer carts and wall mounted work stations
	Construction Tools & Accessories	Irwin®	Hand tools and power tool accessories
	Hardware	Shur-line®, Bulldog®, BernzOmatic®	Manual paint applicators, window hardware, convenience hardware and propane torches

Market and Performance Overview

The Company operates in the consumer and commercial products markets, which are generally impacted by overall economic conditions in the regions in which the Company operates. The Company's results in 2010 improved compared to 2009 due to an increase in net sales and the expansion of gross margins, despite continuing challenging macroeconomic conditions.

The Company's results for 2010 were impacted by the following factors:

- Improvement in economic conditions and increased product penetration internationally, particularly in emerging markets, which contributed to a year-over-year net sales increase of 7.9% in the Company's international businesses, excluding the impact of currency.
- Productivity gains and favorable product mix, which more than offset the adverse impact of input cost inflation, resulting in a 100-basis-point expansion in gross margins.
- Ongoing improvements in the cost structure of the business, including the completion of Projection Acceleration, the Company's multi-year restructuring plan designed to achieve best total cost, and reductions in structural selling, general and administrative ("SG&A") costs resulting from streamlining SG&A activities.
- Selective spend for strategic SG&A activities to drive sales, enhance the new product pipeline and develop growth platforms. During 2010, the Company's selective spend for strategic brand building and consumer demand creation activities included spend for the following:
  - Rubbermaid® Reveal™ Microfiber Spray Mop that helps consumers clean floors better, while reducing waste and saving money;
  - Goody's Simple Styles™ collection of hair accessories that make it easy to achieve salon-quality hair styles with only a few simple steps;
  - MimioClassroom™ system, an integrated suite of interactive teaching tools and services for educators;
  - Sharpie® Liquid Pencil with cutting-edge liquid graphite technology that writes smooth like a pen but erases like a pencil;
  - Expo Washable™ markers formulated to easily wash off of skin and most washable fabrics;
  - Advertising for Paper Mate® EarthWrite®, Design® Metallic and Gel pen lines;
  - Dedicated Parker "Shop-in-Shops" in key retail locations, primarily located in China, to enhance in-store merchandising;
  - Rubbermaid Commercial Products' new line of ergonomically designed material handling carts and trucks, which includes a broad range of solutions that provide enhanced maneuverability and durability;
  - Irwin® Vise-Grip® Curved Jaw Locking Pliers feature a unique self-energizing lower jaw that delivers three times more gripping power than traditional locking pliers; and
  - Lenox's® Q88™ bimetal bandsaw blade with a design that maximizes blade life while delivering superior cutting performance.
- Implemented a Capital Structure Optimization Plan to simplify the Company's capital structure, lower interest costs and substantially reduce potential future earnings dilution from the convertible notes resulting in a pretax debt extinguishment charge of $218.6 million during 2010.
- Began implementation of the European Transformation Plan, which includes projects designed to improve the financial performance of the European business. Projects initiated to date include an evaluation of the pricing architecture and gross-to-net sales optimization and centralization of the leadership of the Company's European operations.
- Settled a multi-year tax return examination resulting in a tax benefit of $63.6 million.

Key Initiatives

European Transformation Plan

In June 2010, the Company announced a program to simplify and centralize its European business (the "European Transformation Plan"). The European Transformation Plan includes initiatives designed to transform the European organizational structure and processes to centralize certain operating activities, improve performance, leverage the benefits of scale and to contribute to a more efficient and cost-effective implementation of an enterprise resource planning system in Europe, all with the aim of increasing operating margin in the European region to at least ten percent.

The European Transformation Plan is expected to result in aggregate restructuring and other plan-related costs of $110 to $115 million, to be substantially incurred by the end of 2011. The European Transformation Plan is expected to be completed in 2012 and is expected to result in cumulative restructuring charges totaling between $40 and $45 million, substantially all of which are employee-related cash costs, including severance, retirement, and other termination benefits and relocation costs. The Company also expects to incur an additional $70 to $75 million of selling, general and administrative expenses to implement the European Transformation Plan, of which $15 million has been incurred through December 31, 2010. The Company expects to realize annualized after-tax savings of $55 to $65 million upon completion of the implementation of the European Transformation Plan.

As part of its European Transformation Plan, the Company expects to start relocating key personnel to Geneva, Switzerland, early in 2011, with all affected employees operational at the new site by the end of 2011. In addition, the Company has undertaken various projects to maximize gross margins and centralize operations in the region.

Project Acceleration

The Company completed the implementation of its Project Acceleration restructuring initiative in 2010. Project Acceleration was designed to reduce manufacturing overhead, better align the Company's distribution and transportation processes, and reorganize the overall business structure to align with the Company's core organizing concept, the GBU, to achieve best total cost. Through the Project Acceleration restructuring program and other initiatives, the Company improved capacity utilization rates to deliver productivity savings and increased the use of strategic sourcing partners. In 2010, the Company began implementing a number of restructuring programs as part of Project Acceleration to reduce and realign its manufacturing footprint, including two programs in its Home & Family segment in North America, one program in its Home & Family segment internationally, and one program in its Office Products segment internationally. Since the inception of Project Acceleration, the Company has reduced its manufacturing footprint by more than 60%, including the closure or disposition of 27 manufacturing facilities and the transfer of 19 manufacturing facilities to purchasers in connection with divestitures of businesses.

As part of Project Acceleration, the Company also evaluated its supply chain to identify opportunities to realize efficiencies in purchasing, distribution and transportation. In 2010, the Company began implementing projects to reduce and realign its distribution footprint, including one multi-segment project in North America, one multi-segment project internationally, and one project in the Tools, Hardware & Commercial Products segment's international operations.

Project Acceleration also included initiatives to exit and rationalize certain product categories to create a more focused and more profitable platform for growth by eliminating selected low-margin, commodity-like, mostly resin-intensive product categories and reduce the Company's exposure to volatile commodity markets, particularly resin. The product line exits and rationalizations were substantially completed in 2009 and primarily impacted products in the Company's Rubbermaid Consumer and Markers, Highlighters, Art & Office Organization GBUs. Because these product line exits and rationalizations took place throughout 2009, the carryover impact of the product line exits and rationalizations resulted in a 1.4% decline in net sales in 2010 compared to 2009.

Restructuring costs incurred over the life of the initiative totaled $498 million, including $241 million of employee-related costs, $178 million in non-cash asset-related costs, and $79 million in other associated restructuring costs. Approximately 64% of the total Project Acceleration restructuring costs were cash charges. Cumulative annualized savings realized from the implementation of Project Acceleration are expected to exceed $220 million by the end of 2011, after the savings for the projects implemented in 2010 are fully realized.

One Newell Rubbermaid

The Company strives to leverage the common business activities and best practices of its GBUs, and to build one common culture of shared values with a focus on collaboration and teamwork. Through this initiative, the Company has established regional shared service centers to leverage nonmarket-facing functional capabilities to reduce costs. In addition, the Company has consolidated the leadership and strategic operations of five of the Company's GBUs into the Company's headquarters facilities to facilitate the sharing of knowledge and better leverage best practices.

The Company is also migrating multiple legacy systems and users to a common SAP global information platform in a phased, multi-year rollout. SAP is expected to enable the Company to integrate and manage its worldwide business and reporting processes more efficiently. Through December 31, 2010, the North American operations of 12 of the Company's 13 GBUs have successfully gone live with their SAP implementation efforts, including the North American operations of the Rubbermaid Consumer and Rubbermaid Commercial Products GBUs in April 2010. Additional SAP go-lives for certain of the Company's North American operations are scheduled for 2011, and the Company's European operations are expected to go-live on SAP in the first half of 2012.

CONSOLIDATED RESULTS OF OPERATIONS

The Company believes the selected data and the percentage relationship between net sales and major categories in the Consolidated Statements of Operations are important in evaluating the Company's operations. The following table sets forth items from the Consolidated Statements of Operations as reported and as a percentage of net sales for the year ended December 31, *(in millions, except percentages):*

	2010		2009		2008	
Net sales	**$5,759.2**	**100.0%**	$5,577.6	100.0%	$ 6,470.6	100.0%
Cost of products sold	**3,588.4**	**62.3**	3,528.1	63.3	4,347.4	67.2
Gross margin	**2,170.8**	**37.7**	2,049.5	36.7	2,123.2	32.8
Selling, general and administrative expenses	**1,463.4**	**25.4**	1,374.6	24.6	1,502.7	23.2
Impairment charges	**–**	**–**	–	–	299.4	4.6
Restructuring costs	**77.5**	**1.3**	100.0	1.8	120.3	1.9
Operating income	**629.9**	**10.9**	574.9	10.3	200.8	3.1
Nonoperating expenses:						
Interest expense, net	**118.4**	**2.1**	140.0	2.5	137.9	2.1
Losses related to extinguishments of debt	**218.6**	**3.8**	4.7	0.1	52.2	0.8
Other (income) expense, net	**(7.4)**	**(0.1)**	2.0	–	6.9	0.1
Net nonoperating expenses	**329.6**	**5.7**	146.7	2.6	197.0	3.0
Income before income taxes	**300.3**	**5.2**	428.2	7.7	3.8	0.1
Income taxes	**7.5**	**0.1**	142.7	2.6	53.6	0.8
Income (loss) from continuing operations	**292.8**	**5.1**	285.5	5.1	(49.8)	(0.8)
Loss from discontinued operations, net of tax	**–**	**–**	–	–	(0.5)	–
Net income (loss)	**292.8**	**5.1**	285.5	5.1	(50.3)	(0.8)
Net income noncontrolling interests	**–**	**–**	–	–	2.0	–
Net income (loss) controlling interests	**$ 292.8**	**5.1%**	$ 285.5	5.1%	$ (52.3)	(0.8)%

Results of Operations — 2010 vs. 2009

Net sales for 2010 were $5,759.2 million, representing an increase of $181.6 million, or 3.3%, from $5,577.6 million for 2009. The following table sets forth an analysis of changes in consolidated net sales for 2010 as compared to 2009 *(in millions, except percentages):*

Core sales	$261.1	4.7%
Foreign currency	2.2	–
Product line exits and rationalizations	(81.7)	(1.4)
Total change in net sales	$181.6	3.3%

Core sales increased 4.7% compared to the prior year resulting from higher volumes primarily due to increases in demand, particularly internationally, and restocking by customers in anticipation of future increases in consumer demand, particularly in the geographic regions and channels where inventories were reduced in late 2008 and early 2009. The higher volumes were also attributable to new products launched during 2010, distribution gains and geographic expansion. Core sales at the Company's North American and international businesses increased approximately 3.6% and 7.9%, respectively, versus the prior year. Last year's product line exits reduced year-over-year sales by 1.4% while foreign currency had a negligible impact.

Gross margin, as a percentage of net sales, for 2010 was 37.7%, or $2,170.8 million, versus 36.7% of net sales, or $2,049.5 million, for 2009. The primary drivers of the 100 basis point gross margin improvement were productivity gains from several initiatives, including Project Acceleration, and improved product mix, partially offset by input cost inflation.

SG&A expenses for 2010 were 25.4% of net sales, or $1,463.4 million, versus 24.6% of net sales, or $1,374.6 million for 2009, with currency having a negligible impact on the year-over-year increase. Approximately 30 basis points of the 80 basis point increase in SG&A expenses as a percentage of sales is attributable to restructuring related charges incurred in connection with the European Transformation Plan in 2010. The remaining increase was mainly due to the Company's increased spend for brand building and other strategic SG&A activities, such as marketing initiatives, advertising and promotions, sales force increases and the implementation of SAP.

The Company recorded restructuring costs of $77.5 million and $100.0 million for 2010 and 2009, respectively. The decrease in restructuring costs is largely attributable to lower costs associated with reducing the Company's manufacturing and distribution footprint, as the Company completed Project Acceleration in 2010. In addition, the Company incurred lower restructuring costs associated with restructuring programs focused on streamlining the organizational structure to reduce structural SG&A costs. The restructuring costs for 2010 included $6.0 million of facility and other exit costs, $53.6 million of employee severance, termination benefits and employee relocation costs, and $17.9 million of exited contractual commitments and other restructuring costs. The restructuring costs for 2009 included $32.4 million of facility and other exit and impairment costs, $48.8 million of employee severance, termination benefits and employee relocation costs, and $18.8 million of exited contractual commitments and other restructuring costs. See Footnote 4 of the Notes to Consolidated Financial Statements for further information.

Operating income for 2010 was 10.9% of net sales, or $629.9 million, versus 10.3% of net sales, or $574.9 million for 2009. The 60 basis point improvement in operating margin is primarily attributable to productivity gains and improved product mix combined with lower restructuring costs and better leverage of structural SG&A as a result of increased sales, partially offset by increased spend for brand building and other strategic SG&A activities and input cost inflation.

Net nonoperating expenses for 2010 increased $182.9 million to $329.6 million compared to $146.7 million for 2009. During 2010, the Company executed a series of transactions under its Capital Structure Optimization Plan under which losses related to extinguishments of debt of $218.6 million were recognized. See Footnote 9 of the Notes to Consolidated Financial Statements for further information. The increase in net nonoperating expenses attributable to the losses associated with the Capital Structure Optimization Plan was partially offset by a $21.6 million decline in interest expense due to lower outstanding debt levels and lower interest rates. In addition, the Company recognized a foreign exchange gain of $5.6 million during 2010 associated with the Company's transition to the SITME rate for remeasuring the Company's Venezuelan assets and liabilities denominated in Bolivar Fuerte. See Footnote 1 of the Notes to Consolidated Financial Statements for further information.

The Company recognized income tax expense of $7.5 million in 2010 compared to $142.7 million in 2009, representing effective rates of 2.5% and 33.3%, respectively. In 2010, the Company entered into a binding closing agreement related to its 2005 and 2006 U.S. Federal income tax examination, including all issues that were at the IRS Appeals Office, which resulted in a significant reduction to the Company's unrecognized tax benefits in the amount of $63.6 million including penalties and interest. In addition, the Company's pretax income was $127.9 million lower in 2010 primarily due to charges associated with the Capital Structure Optimization Plan, and the charges were deductible at a higher rate than the Company's overall tax rate. As a result of the charges associated with the Capital Structure Optimization Plan, the Company recognized lower income tax expense and a lower effective tax rate in 2010 compared to 2009. See Footnote 16 of the Notes to Consolidated Financial Statements for further information.

Results of Operations — 2009 vs. 2008

Net sales for 2009 were $5,577.6 million, representing a decrease of $893.0 million, or 13.8%, from $6,470.6 million for 2008. The following table sets forth an analysis of changes in consolidated net sales for 2009 as compared to 2008 (*in millions, except percentages)*:

Core sales	$ (474.0)	(7.3)%
Foreign currency	(136.7)	(2.1)
Product line exits and rationalizations	(334.3)	(5.2)
Acquisitions	52.0	0.8
Total change in net sales	$ (893.0)	(13.8)%

Core sales declined 7.3% compared to the prior year resulting from lower consumer foot traffic and lower product demand as well as inventory destocking at the retail level and in the commercial and industrial channels. Geographically, core sales of the Company's North American and international businesses declined approximately 6% and 11%, respectively, versus the prior year. Planned product line exits and foreign currency contributed an additional 5.2% and 2.1% to the year-over-year sales decline, respectively. The Technical Concepts and Aprica acquisitions increased sales 0.8% over the prior year.

Gross margin, as a percentage of net sales, for 2009 was 36.7%, or $2,049.5 million, versus 32.8% of net sales, or $2,123.2 million, for 2008. The primary drivers of the 390 basis point gross margin expansion included benefits realized from product line exits and rationalizations, moderating input costs compared to 2008 and pricing actions initiated late in 2008 and early 2009. These improvements more than offset the adverse impacts of reduced production volumes in the Company's manufacturing facilities and unfavorable product and customer mix.

SG&A expenses for 2009 were 24.6% of net sales, or $1,374.6 million, versus 23.2% of net sales, or $1,502.7 million, for 2008. The $128.1 million decrease was primarily driven by the Company's continued management of SG&A spending as well as cost reduction programs initiated during late 2008 and early 2009 to mitigate the negative impact of the decline in sales. Foreign currency translation represented $37.8 million of the $128.1 million decline, which was partially offset by $21.2 million of incremental SG&A costs resulting from the Technical Concepts and Aprica acquisitions.

The Company recorded restructuring costs of $100.0 million and $120.3 million for 2009 and 2008, respectively. The Company's restructuring costs in 2009 related primarily to optimizing the cost structure of the business and secondarily to reducing the Company's manufacturing footprint, whereas the restructuring costs in 2008 primarily related to product line exits and rationalizations and reducing the Company's manufacturing footprint. The restructuring costs for 2009 included $32.4 million of facility and other exit and impairment costs, $48.8 million of employee severance, termination benefits and employee relocation costs, and $18.8 million of exited contractual commitments and other restructuring costs. The restructuring costs for 2008 included $46.1 million of facility and other exit and impairment costs, $57.5 million of employee severance, termination benefits and employee relocation costs, and $16.7 million of exited contractual commitments and other restructuring costs. See Footnote 4 of the Notes to Consolidated Financial Statements for further information.

The adverse impact of the macroeconomic environment on the Company during the fourth quarter of 2008, particularly the rapid decrease in consumer demand, combined with the updated outlook for certain of the Company's reporting units led the Company to evaluate the carrying value of goodwill as of December 31, 2008. As a result of this evaluation, the Company recorded a non-cash impairment charge of $299.4 million during the fourth quarter of 2008 principally related to goodwill of certain reporting units in the Tools, Hardware & Commercial Products and Office Products segments. No similar impairment charges were recorded in 2009.

Operating income for 2009 was 10.3% of net sales, or $574.9 million, versus 3.1% of net sales, or $200.8 million for 2008. The 720 basis point improvement primarily relates to the goodwill impairment charges recorded in 2008, with no similar impairment charges in 2009. The improvement also reflects the favorable impacts of product line exits and rationalizations and moderating input costs in 2009, partially offset by an increase in SG&A costs as a percentage of sales.

Net nonoperating expenses for 2009 decreased $50.3 million to $146.7 million compared to $197.0 million for 2008. The decrease was primarily attributable to a $52.2 million loss on extinguishment of debt relating to the Company's redemption of its $250.0 million of medium-term Reset notes in July 2008. Interest expense, net, for 2009 was $140.0 million compared to $137.9 million for 2008. The $2.1 million increase in interest expense reflects higher average debt outstanding year-over-year.

The Company recognized income tax expense of $142.7 million in 2009 compared to $53.6 million in 2008. The increase in tax expense was primarily a result of an increase in income before income taxes in 2009 compared to 2008 as well as the recognition of income tax benefits of $3.1 million and $29.9 million in 2009 and 2008, respectively, related to favorable outcomes from the IRS's review of specific deductions and accrual reversals for items for which the statute of limitations expired. The impacts of these items were partially offset by the tax impacts of the impairment charges recorded in 2008, because substantially all of the impairment charges were not deductible for tax purposes, and accordingly, only nominal tax benefits were recognized in 2008 associated with the impairment charges. See Footnote 16 of the Notes to Consolidated Financial Statements for further information.

BUSINESS SEGMENT OPERATING RESULTS

2010 vs. 2009 Business Segment Operating Results

Net sales by segment were as follows for the year ended December 31, *(in millions, except percentages)*:

	2010	2009	% Change
Home & Family	**$2,378.4**	$2,377.2	0.1%
Office Products	**1,708.9**	1,674.7	2.0
Tools, Hardware & Commercial Products	**1,671.9**	1,525.7	9.6
Total Net Sales	**$5,759.2**	$5,577.6	3.3%

The following table sets forth an analysis of changes in net sales in each segment for 2010 as compared to 2009:

	Home & Family	Office Products	Tools, Hardware & Commercial Products
Core sales	0.5%	7.4%	8.2%
Foreign currency	0.9	(2.4)	1.4
Product line exits and rationalizations	(1.3)	(3.0)	—
Total change in net sales	0.1%	2.0%	9.6%

Operating income (loss) by segment was as follows for the year ended December 31, *(in millions, except percentages)*:

	2010	2009	% Change
Home & Family	**$281.8**	$ 274.7	2.6%
Office Products	**269.4**	235.2	14.5
Tools, Hardware & Commercial Products	**253.1**	245.6	3.1
Corporate	**(96.9)**	(80.6)	(20.2)
Restructuring costs	**(77.5)**	(100.0)	22.5
Total Operating Income	**$629.9**	$ 574.9	9.6%

Home & Family

Net sales for 2010 were $2,378.4 million, an increase of $1.2 million from $2,377.2 million for 2009. Core sales increased 0.5% as core sales growth in the Beauty & Style and Culinary Lifestyle GBUs was partially offset by declines in the Baby & Parenting and Rubbermaid Consumer GBUs. The increase in core sales was largely attributable to consumer-relevant innovation and increased advertising and promotion resulting in shelf space gains and incremental distribution. The impact of product line exits and rationalizations reduced sales by 1.3% while foreign currency had a favorable impact of 0.9%.

Operating income for 2010 was $281.8 million, or 11.8% of net sales, an increase of $7.1 million, or 2.6%, from $274.7 million, or 11.6% of net sales, for 2009. The slight increase in operating margin is attributable to productivity gains and reduced structural SG&A partially offset by input cost inflation and increased spend on brand building and other strategic initiatives.

Office Products

Net sales for 2010 were $1,708.9 million, an increase of $34.2 million, or 2.0%, from $1,674.7 million for 2009. Core sales increased 7.4%, which was primarily attributable to core sales growth across the entire segment with the Technology and Markers, Highlighters, Art & Office Organization GBUs generating double-digit and high single-digit core sales growth, respectively. Product line exits and rationalizations and foreign currency reduced net sales 3.0% and 2.4%, respectively.

Operating income for 2010 was $269.4 million, or 15.8% of net sales, an increase of $34.2 million, or 14.5%, from $235.2 million, or 14.0% of net sales for 2009. The 180 basis point improvement in operating margin is attributable to productivity gains, improved product mix partially offset by the impacts of input cost inflation and a 100 basis point increase in constant currency SG&A costs as a percentage of net sales due to increased spend for strategic brand, volume building and other strategic SG&A activities.

Tools, Hardware & Commercial Products

Net sales for 2010 were $1,671.9 million, an increase of $146.2 million, or 9.6%, from $1,525.7 million for 2009. Core sales increases accounted for 8.2% of the year-over-year increase, as geographic expansion and international core sales growth were significant contributors to the core sales increase. From a GBU perspective, the Industrial Products & Services and Construction Tools & Accessories GBUs generated mid to high single-digit core sales growth. Favorable foreign currency accounted for 1.4% of the net sales increase.

Operating income for 2010 was $253.1 million, or 15.1% of net sales, an increase of $7.5 million, or 3.1%, from $245.6 million, or 16.1% of net sales, for 2009. The 100 basis point decline in operating margin is primarily attributable to input cost inflation combined with a 50 basis point increase in constant currency SG&A costs as a percentage of sales, as the segment's businesses continue to increase spend for brand building and other strategic SG&A activities.

2009 vs. 2008 Business Segment Operating Results

Net sales by segment were as follows for the year ended December 31, *(in millions, except percentages):*

	2009	2008	% Change
Home & Family	$ 2,377.2	$ 2,654.8	(10.5)%
Office Products	1,674.7	1,990.8	(15.9)
Tools, Hardware & Commercial Products	1,525.7	1,825.0	(16.4)
Total Net Sales	$ 5,577.6	$ 6,470.6	(13.8)%

The following table sets forth an analysis of changes in net sales in each segment for 2009 as compared to 2008:

	Home & Family	Office Products	Tools, Hardware & Commercial Products
Core sales	(2.1)%	(6.5)%	(15.8)%
Foreign currency	(1.3)	(3.4)	(2.0)
Product line exits and rationalizations	(8.1)	(6.0)	–
Acquisitions	1.0	–	1.4
Total change in net sales	(10.5)%	(15.9)%	(16.4)%

Operating income (loss) by segment was as follows for the year ended December 31, *(in millions, except percentages):*

	2009	2008	% Change
Home & Family	$ 274.7	$ 218.3	25.8%
Office Products	235.2	212.4	10.7
Tools, Hardware & Commercial Products	245.6	271.7	(9.6)
Corporate	(80.6)	(81.9)	1.6
Impairment charges	–	(299.4)	NMF
Restructuring costs	(100.0)	(120.3)	16.9%
Total Operating Income	$ 574.9	$ 200.8	NMF

NMF-Not meaningful

Home & Family

Net sales for 2009 were $2,377.2 million, a decrease of $277.6 million, or 10.5%, from $2,654.8 million for 2008. Core sales declined 2.1% as low-single-digit core sales growth in the Culinary Lifestyle GBU was offset by a high-single-digit decline in the Décor GBU, which continued to be impacted by softness in residential construction, as well as a mid-single-digit decline in the Baby & Parenting GBU, which was adversely impacted by softness in the baby category worldwide. Net sales declined 8.1% due to product line exits and rationalizations in the Rubbermaid Consumer GBU and 1.3% due to unfavorable foreign currency impacts. The Aprica acquisition increased sales 1.0% compared to the prior year.

Operating income for 2009 was $274.7 million, or 11.6% of net sales, an increase of $56.4 million, or 25.8%, from $218.3 million, or 8.2% of net sales, for 2008. The 340 basis point improvement in operating margin was primarily due to moderating input costs, product line exits and rationalizations and productivity improvements. In the aggregate, these improvements contributed 450 basis points to the net expansion in operating margin and were partially offset by unfavorable mix and an increase in SG&A expenses as a percentage of net sales.

Office Products

Net sales for 2009 were $1,674.7 million, a decrease of $316.1 million, or 15.9%, from $1,990.8 million for 2008. Core sales declined 6.5%, which was primarily attributable to weak consumer demand both domestically and internationally and inventory destocking at the retail level. Reduced sales relating to product line exits and rationalizations and unfavorable foreign currency contributed an additional 6.0% and 3.4%, respectively, to the year-over-year decline.

Operating income for 2009 was $235.2 million, or 14.0% of net sales, an increase of $22.8 million, or 10.7%, from $212.4 million, or 10.7% of net sales for 2008. The 330 basis point improvement in operating margin was primarily attributable to product line exits and rationalizations. In constant currency, SG&A expenses as a percentage of net sales in 2009 were comparable to 2008.

Tools, Hardware & Commercial Products

Net sales for 2009 were $1,525.7 million, a decrease of $299.3 million, or 16.4%, from $1,825.0 million for 2008. Core sales declined 15.8% as sales volumes were negatively impacted by inventory management by retail, commercial and industrial customers; continued softness in the residential construction market, both domestically and internationally; and sustained weakness in industrial and commercial channels. Unfavorable foreign currency contributed an additional 2.0% decline, and the Technical Concepts acquisition increased sales $26.2 million, or 1.4%, versus the prior year.

Operating income for 2009 was $245.6 million, or 16.1% of net sales, a decrease of $26.1 million, or 9.6%, from $271.7 million, or 14.9% of net sales, for 2008. The 120 basis point expansion in operating margin was primarily driven by the moderation of input costs compared to the prior year and improved product mix, which combined contributed 190 basis points to the expansion, as well as productivity gains, all of which were partially offset by the adverse impacts of lower production volumes. The lower production volumes were primarily the result of aggressive management of inventory levels by the Company's customers and lower sales resulting from weak demand. In constant currency, SG&A expenses as a percentage of net sales in 2009 were comparable to 2008.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Cash and cash equivalents increased (decreased) as follows for the year ended December 31, *(in millions)*:

	2010	2009	2008
Cash provided by operating activities	**$ 582.6**	$ 602.8	$ 454.9
Cash used in investing activities	**(153.4)**	(149.4)	(804.1)
Cash (used in) provided by financing activities	**(571.9)**	(427.0)	306.0
Exchange rate effect on cash and cash equivalents	**4.0**	(23.5)	(10.6)
(Decrease) increase in cash and cash equivalents	**$ (138.7)**	$ 2.9	$ (53.8)

In the cash flow statement, the changes in operating assets and liabilities are presented excluding the effects of changes in foreign currency exchange rates and the effects of acquisitions. Accordingly, the amounts in the cash flow statement differ from changes in the operating assets and liabilities that are presented in the balance sheets.

Sources

Historically, the Company's primary sources of liquidity and capital resources have included cash provided by operations, issuance of debt and use of available borrowing facilities.

Cash provided by operating activities for 2010 was $582.6 million compared to $602.8 million for 2009. This reduction is primarily attributable to changes in working capital, specifically accounts receivable, inventory and accounts payable, as net changes in working capital generated cash of $237.5 million in 2009, as the Company implemented initiatives to significantly reduce inventory in 2009 due to the global economic downturn. The cash provided by net reductions in working capital in 2009 compared to a use of cash for working capital of $79.0 million in 2010. The year-over-year decline in cash provided by working capital of $316.5 million was offset by the following items:

- a $55.0 million increase in operating income;
- an $11.2 million decline in cash paid for interest;
- a $31.7 million decline in cash paid for income taxes;
- a $25.0 million decline in voluntary contributions to the Company's primary U.S. defined benefit pension plan, from $75.0 million in 2009 to $50.0 million in 2010; and
- $126.6 million of cash used in 2009 to settle foreign exchange contracts on intercompany financing arrangements, which is included in accrued liabilities and other in 2009, with similar settlements not occurring in 2010.

Cash provided by operating activities for 2009 was $602.8 million compared to $454.9 million for 2008. This improvement is primarily attributable to working capital improvements, driven mainly by $243.1 million of cash provided by reducing inventories in 2009 compared to $30.9 million in 2008, and an approximate $75.0 million decrease in payments in 2009 compared to 2008 for annual performance-based compensation, which is generally paid in the first quarter of the year based on the previous year's results. Cash provided by operating activities for 2009 includes a $75.0 million voluntary cash contribution the Company made to its primary U.S. defined benefit pension plan and $126.6 million paid to settle foreign exchange contracts on intercompany financing arrangements and cross-currency interest rate swaps.

In August 2010, the Company announced a Capital Structure Optimization Plan (the "Plan"), which was substantially complete as of December 31, 2010 pending the settlement of the Company's accelerated stock buyback expected in March 2011. The Plan included the issuance of $550.0 million of 4.70% senior notes due 2020. The Company used the proceeds from the sale of the new notes, cash on hand, and short-term borrowings to fund the repurchase of $500.0 million of shares of its common stock through an accelerated stock buyback program and completed a cash tender offer for its outstanding $300.0 million principal amount of 10.60% notes due 2019, which resulted in the repurchase of $279.3 million principal amount of the notes. The Company received $544.9 million of net proceeds from the issuance of the new 4.70% notes due 2020. The aggregate $547.3 million of net proceeds from borrowings during 2010 compares with $634.8 million of net proceeds during 2009, which primarily relate to proceeds from the offering and sale of $300.0 million of 10.60% notes due 2019 and $345.0 million convertible senior notes in March 2009. In connection with the Plan, the Company received $71.1 million of net proceeds associated with the settlement of convertible note hedge and warrant transactions during 2010. Net proceeds from short-term borrowings during 2010 included $100.0 million of borrowings under the Company's receivables facility and $34.0 million of commercial paper, which compares to $70.0 million of borrowings under the receivables and $125.0 million of borrowings under the syndicated revolving credit facility (the "Revolver") in 2009.

The Company received proceeds of $634.8 million and $1,318.0 million from the issuance of debt in 2009 and 2008, respectively. In March 2009, the Company completed the offering and sale of $300.0 million of 10.60% notes due 2019 and $345.0 million convertible senior notes. The $624.3 million of net proceeds from these note issuances were used to complete the tender offers to repurchase $325.0 million principal amount of medium-term notes and purchase convertible note hedge transactions and for general corporate purposes. Also related to the issuance of the convertible senior notes, the Company entered into warrant transactions in which the Company sold warrants to third parties for approximately $32.7 million. During 2009, the Company borrowed and repaid $70.0 million under a 364-day receivables facility that was completed in September 2009 and borrowed and repaid $125.0 million under its Revolver. Proceeds from the issuance of debt in 2008 include $400.0 million of borrowings pursuant to an unsecured three-year term loan (the "Term Loan") and $750.0 million from the offering and sale of senior unsecured notes, consisting of $500.0 million in 5.50% senior unsecured notes due April 2013 and $250.0 million in 6.25% senior unsecured notes due April 2018. Net proceeds from the Term Loan were used to repay outstanding commercial paper and for general corporate purposes, and net proceeds from the note offering were used to fund acquisitions, repay debt, and for general corporate purposes.

Uses

Historically, the Company's primary uses of liquidity and capital resources have included acquisitions, dividend payments, capital expenditures and payments on debt.

The Company made aggregate payments on short- and long-term debt of $710.8 million during 2010. In August 2010, the Company completed a cash tender offer for $279.3 million of the $300.0 million principal amount of 10.60% notes due 2019 and paid cash of $402.2 million upon settlement. The Company also completed an exchange offer for $324.7 million of the $345.0 million principal amount of 5.5% convertible notes due 2014 (the "Convertible Notes") (the "Exchange Offer") and issued 37.7 million shares of common stock and paid cash consideration of $52.0 million to holders accepting the Exchange Offer. The Company paid $1.0 million in fees and expenses associated with the Exchange Offer. The Company made payments on medium-term notes and other debt of $108.6 million and made payments of $200.0 million on its term loan during 2010.

The Company made aggregate payments on short- and long-term debt of $1,113.0 million during 2009. The $1,113.0 million of repayments in 2009 includes $329.7 million used to complete tender offers to repurchase $180.1 million principal amount of the $250.0 million medium-term notes due December 2009 and $144.9 million principal amount of the $250.0 million medium-term notes due May 2010 (the "Tender Offers"), the $448.0 million repayment of the floating-rate note issued under the Company's 2001 receivables facility, the repayment of $125.0 million of borrowings under the Revolver, a $50.0 million principal payment on the Term Loan, and the repayment of the remaining $69.9 million principal amount outstanding of the $250.0 million medium-term notes due December 2009. Also, as part of the convertible note hedge transactions entered into in March 2009, the Company purchased call options from third parties for $69.0 million. See Footnote 10 of the Notes to Consolidated Financial Statements for additional information on the call option transaction.

The Company made aggregate payments on short- and long-term debt of $772.5 million during 2008. In July 2008, the Company redeemed its $250.0 million of Reset notes due July 2028 for $302.2 million, which includes the Company's purchase of the remarketing option embedded in the Reset notes from a third party for $52.2 million. In July 2008, the Company also repaid $65.0 million of its $75.0 million outstanding 6.11% medium-term notes due July 2028 in accordance with the terms of the notes. The Company utilized its commercial paper program to fund the redemption of the Reset notes, the purchase of the remarketing option, and the repayment of the $65.0 million of 6.11% medium-term notes due July 2028. The remaining payments made on debt during 2008 mainly represent the payoff of commercial paper.

The Company did not invest in significant acquisitions in 2010 and 2009. Cash used for acquisitions was $655.7 million in 2008, which relates primarily to the acquisitions of Technical Concepts and Aprica. See Footnote 2 of the Notes to Consolidated Financial Statements for further information.

Aggregate dividends paid were $55.4 million, $71.4 million and $234.5 million in 2010, 2009 and 2008, respectively.

Capital expenditures were $164.7 million, $153.3 million and $157.8 million in 2010, 2009 and 2008, respectively. The largest single capital project in all periods was the implementation of SAP, which represented $45.3 million, $47.2 million and $38.1 million of capital expenditures for 2010, 2009 and 2008, respectively.

The Company purchased noncontrolling interests in consolidated subsidiaries for $29.2 million during 2009.

Cash used for restructuring activities is included in changes in accrued liabilities and other in the Consolidated Statements of Cash Flows. Cash used for restructuring activities was $72.8 million, $84.0 million and $60.9 million in 2010, 2009 and 2008, respectively, which primarily relates to employee termination benefits and relocation costs.

Financial Position

The Company is committed to maintaining a strong financial position through maintaining sufficient levels of available liquidity, managing working capital and monitoring the Company's overall capitalization.

- Cash and cash equivalents at December 31, 2010 were $139.6 million, and the Company had $631.0 million and $100.0 million of borrowing capacity under its Revolver and new receivables facility, respectively.
- Working capital at December 31, 2010 was $466.1 million compared to $422.6 million at December 31, 2009, and the current ratio at December 31, 2010 was 1.28:1 compared to 1.24:1 at December 31, 2009. The increase in working capital is primarily due to increases in accounts receivable due to higher sales volumes and lower current portion of long-term debt due to the completion of the Capital Structure Optimization Plan.
- The Company monitors its overall capitalization by evaluating total debt to total capitalization. Total debt to total capitalization is defined as the sum of short- and long-term debt, less cash, divided by the sum of total debt and stockholders' equity, less cash. Total debt to total capitalization was 0.54:1 at December 31, 2010 and 0.56:1 at December 31, 2009.

Over the long-term, the Company plans to continue to improve its current ratio and total debt to total capitalization by improving operating results, managing working capital and using cash generated from operations to repay outstanding debt. The Company has from time to time refinanced, redeemed or repurchased its debt and taken other steps to reduce its debt or lease obligations or otherwise improve its overall financial position and balance sheet. Going forward, depending on market conditions, its cash positions and other considerations, the Company may continue to take such actions.

Borrowing Arrangements

The Company's Revolver expires in November 2012. In lieu of borrowings under the Revolver, the Company may use the borrowing capacity under the Revolver to provide the committed backup liquidity required to issue commercial paper. Accordingly, commercial paper may be issued only up to the amount available for borrowing under the Revolver. However, the Company's current short-term debt credit ratings and access to the credit markets may limit the Company's ability to use the full $665.0 million of borrowing capacity under the Revolver to issue commercial paper. The Revolver also provides for the issuance of up to $100.0 million of standby letters of credit so long as there is a sufficient amount available for borrowing under the Revolver. As of December 31, 2010, there were no borrowings or standby letters of credit outstanding under the Revolver, and $631.0 million of borrowing capacity was available under the Revolver.

The Company's 364-day receivables financing facility provides for maximum borrowings of up to $200.0 million and matures in September 2011. As of December 31, 2010, aggregate borrowings of $100.0 million were outstanding under the facility at a weighted-average interest rate of 1.26%, and the remaining $100.0 million was available for borrowing.

The following table presents the maximum and average daily borrowings outstanding under the Company's short-term borrowing arrangements during the years ended December 31, *(in millions)*:

	2010		2009	
Short-term Borrowing Arrangement	**Maximum**	**Average**	Maximum	Average
Revolver	$ —	$ —	$ 125.0	$ 6.2
Commercial paper	**206.0**	**24.9**	—	—
Receivables financing facility	**140.0**	**35.9**	70.0	3.1

The indentures governing the Company's medium-term and convertible senior notes contain usual and customary nonfinancial covenants. The Company's borrowing arrangements other than the medium-term and convertible senior notes contain usual and customary nonfinancial covenants and certain financial covenants, including minimum interest coverage and maximum debt-to-total-capitalization ratios. As defined by the agreements governing the borrowing arrangements, minimum interest coverage ratio is computed as adjusted Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") divided by adjusted interest expense for the four most recent quarterly periods. Generally, maximum debt-to-total-capitalization is calculated as the sum of short-term and long-term debt, excluding the junior convertible subordinated debentures, divided by the sum of (i) total debt, (ii) total stockholders' equity and (iii) $550.0 million. As of December 31, 2010, the Company had complied with all covenants under the indentures and its other borrowing arrangements, and the Company could access the full borrowing capacity available under the Revolver and the receivables facility and utilize the $731.0 million for general corporate purposes without exceeding the debt-to-total-capitalization limits in its financial covenants. A failure to maintain the financial covenants would impair the Company's ability to borrow under the Revolver and the receivables facility and may result in the acceleration of the repayment of certain indebtedness.

Debt

The Company has varying needs for short-term working capital financing as a result of the seasonal nature of its business. The volume and timing of production impacts the Company's cash flows and has historically involved increased production in the first quarter of the year to meet increased customer demand through the remainder of the year. Working capital fluctuations have historically been financed through short-term financing arrangements, such as commercial paper or borrowings under the Revolver or receivables facility.

As of December 31, 2010, the current portion of long-term debt and short-term debt totaled $305.0 million, including the $150.0 million remaining principal amount of the Term Loan due in September 2011, $100.0 million of borrowings under the receivables facility, $34.0 million of commercial paper and $17.5 million of Convertible Notes that remained outstanding as of December 31, 2010. The Company plans to refinance or repay these amounts as they come due using cash flows from operations.

On August 2, 2010 the Company announced a Capital Structure Optimization Plan (the "Plan"), which was substantially complete as of December 31, 2010 pending the settlement of the Company's accelerated stock buyback expected in March 2011. The Plan included the issuance of $550.0 million of 4.70% senior notes due 2020. The Company used the proceeds from the sale of the notes, cash on hand and short-term borrowings to fund the repurchase of $500.0 million of shares of its common stock through an accelerated stock buyback program; complete a cash tender offer for $279.3 million of the $300.0 million principal amount of outstanding 10.60% notes due 2019; and complete the exchange of 37.7 million shares of common stock and $52.0 million of cash for $324.7 million of the $345.0 million principal amount of outstanding Convertible Notes. The Company also settled, for $71.1 million cash, the convertible note hedge and warrant transactions, which were entered into concurrent with the issuance of the Convertible Notes.

By executing the series of transactions under the Plan, the Company effectively refinanced approximately $550.0 million in long-term debt at lower interest rates, which is expected to generate nearly $35.0 million of annual interest savings based on effective interest rates on the extinguished Convertible Notes and certain medium-term notes of approximately 11.0%, compared to the interest rate on the new debt of 4.7%. As of December 31, 2010, the Company had increased its outstanding common stock by 11.9 million shares, net, and expects the final net increase to be between 9.0 and 10.0 million shares (the final number of shares is subject to change based upon the final settlement of the accelerated stock buyback program, which is scheduled for March 2011). Lastly, the Company substantially eliminated the potential for future share count dilution resulting from the Convertible Notes and related hedge transactions.

Total debt was $2.4 billion and $2.5 billion as of December 31, 2010 and 2009, respectively. Total debt decreased $139.9 million, primarily due to repayments of $305.1 million for the Company's term loan and certain medium-term notes partially offset by aggregate borrowings of $134.0 million under the Revolver and the receivables financing facility as of December 31, 2010, compared to December 31, 2009 when no amounts were outstanding under either arrangement. The December 31, 2010 debt balance was also affected by the mark-to-market adjustments necessary to record the fair value of interest rate hedges of fixed-rate debt, in accordance with relevant authoritative guidance. The mark-to-market adjustments increased the carrying value of debt by $23.9 million at December 31, 2010 compared to December 31, 2009.

The following table presents the average outstanding debt and weighted-average interest rates for the year ended December 31, *(dollars in millions)*:

	2010	2009
Average outstanding debt	**$2,461.0**	$2,843.7
Average interest rate	**4.8%**	4.9%

Reset Notes

In July 1998, the Company issued $250.0 million of medium-term notes, maturing in July 2028 with interest payable semiannually (the "Reset notes"). The Reset notes contained a coupon rate reset feature occurring at two ten-year intervals, July 2008 and July 2018. The Reset notes contained a coupon rate of 6.35% through the first interest reset date of July 2008. In addition, the Reset notes contained an embedded remarketing option pursuant to which a third party could call the Reset notes at par at the end of each ten-year remarketing interval, and the third party or another securities dealer could remarket the Reset notes at a reset coupon rate, which would result in the third party realizing proceeds for the remarketed notes in an amount approximately equal to the discounted present value of a $250.0 million ten-year note with a coupon of 5.485%, discounted at the ten-year Treasury note yield to maturity prevailing at the time of remarketing. In the event the remarketing option at the end of each remarketing interval was not exercised, the Reset note holders were required to put the Reset notes back to the Company at a price of par.

The embedded remarketing option was accounted for separately, as it was deemed a purchase by the Company of a transferable, free-standing call option from the Reset note investors and the Company's concurrent transfer of the free-standing call option to the third party. As a result, the remarketing option, which provided for the call and remarketing of the Reset notes, was in effect a contract between the third party and the Reset note holders that allowed the third party to call the Reset notes from the holders at par at the end of each ten-year remarketing interval and remarket the Reset notes. The fair value of the remarketing option purchased by the Company from the Reset note investors at the date of issuance was determined based on the amount the third party paid the Company for the remarketing option. In summary, at issuance the Company was cash neutral with respect to the remarketing option but implicitly issued the Reset notes at a premium because the investors purchased the Reset notes from the Company simultaneous with the Company purchasing the remarketing option from the investors (which the Company concurrently monetized by selling it to a third party). As a result, the Reset notes carried a premium at issuance, and the Company recognized no gain or loss upon issuance of the Reset notes.

In connection with the issuance of the Reset notes in July 1998, the Company entered into an agreement with the third party that afforded the Company the right to purchase the remarketing option from the third party at the end of each ten-year remarketing interval at its then fair value in order to avoid the remarketing of the Reset notes. The Company exercised this right in July 2008 to avoid the third party calling and remarketing the Reset notes. The Company redeemed the $250.0 million of Reset notes in July 2008 because prevailing interest rates as of the July 2008 remarketing date would have resulted in the third party exercising the remarketing option and calling the Reset notes at par, and the Reset notes subsequently being remarketed. The Reset notes would have been remarketed at a premium to par in order for the third party to realize the discounted present value described above in the remarketing. A note priced at a premium to par would carry a coupon rate greater than the rate carried by a security priced at par. Accordingly, the coupon rate arising from a potential remarketing was estimated to approximate 9.0%, exceeding the Company's then incremental borrowing rate of 6.25% for comparable debt. To achieve a lower net cost of borrowing, in July 2008, the Company redeemed the Reset notes and recorded a loss on extinguishment of the Reset notes of $52.2 million associated with the purchase of the embedded remarketing option from the third party.

The Company did not have any Reset notes outstanding as of December 31, 2010 and 2009.

Pension Obligations

The Company has adopted and sponsors pension plans in the U.S. and in various other countries. The Company's ongoing funding requirements for its pension plans are largely dependent on the value of each of the plan's assets and the investment returns realized on plan assets. In 2009 and 2010, the Company made voluntary cash contributions of $75.0 million and $50.0 million, respectively, to its primary U.S. defined benefit pension plan in order to improve the overall funded status of the plan. The Company expects to contribute approximately $50.0 million to its worldwide pension and other postretirement plans in 2011 based on minimum contribution requirements.

Future increases or decreases in pension liabilities and required cash contributions are highly dependent on changes in interest rates and the actual return on plan assets. The Company determines its plan asset investment mix, in part, on the duration of each plan's liabilities. To the extent each plan's assets decline in value or do not generate the returns expected by the Company or to the extent the pension liabilities increase due to declines in interest rates or otherwise, the Company may be required to make contributions to the pension plans to ensure the pension obligations are adequately funded as required by law or mandate.

Dividends

The Company paid a quarterly cash dividend of $0.05 per share for the year ended December 31, 2010.

The payment of dividends to holders of the Company's common stock remains at the discretion of the Company's board of directors and will depend upon many factors, including the Company's financial condition, earnings, legal requirements and other factors the board of directors deems relevant.

Credit Ratings

The Company's credit ratings are periodically reviewed by rating agencies. The Company's current senior and short-term debt credit ratings from three credit rating agencies are listed below:

	Senior Debt Credit Rating	Short-term Debt Credit Rating	Outlook
Moody's Investors Service	Baa3	P-3	Stable
Standard & Poor's	BBB-	A-3	Positive
Fitch Ratings	BBB	F-2	Stable

Changes in the Company's operating results, cash flows or financial position could impact the ratings assigned by the various rating agencies, and changes in the ratings may impact the rate of interest payable on certain of the Company's indebtedness. The ratings from credit agencies are not recommendations to buy, sell or hold the Company's securities, and each rating should be evaluated independently of any other rating. Refer to Item 1A. Risk Factors in the Company's annual report on Form 10-K for the year ended December 31, 2010 for a more detailed discussion of the Company's credit ratings.

Outlook

For the year ending December 31, 2011, the Company expects to generate cash flows from operations of more than $550 million after restructuring and restructuring-related cash payments of $90 to $100 million. The Company plans to fund capital expenditures of $180 to $200 million, which include expenditures associated with the implementation of SAP in Europe.

Overall, the Company believes that available cash and cash equivalents, cash flows generated from future operations, access to capital markets and availability under the Revolver and receivables facility will be adequate to support the cash needs of existing businesses. The Company plans to use available cash, borrowing capacity and cash flows from future operations to repay debt maturities as they come due, including $150.0 million principal payment due under the Term Loan in September 2011 and short-term debt of $135.0 million, which includes borrowings under the receivables facility and commercial paper.

Resolution of Income Tax Contingencies

In 2010, 2009 and 2008, the Company recorded $79.3 million, $3.1 million and $29.9 million, respectively, in net income tax benefits as a result of the favorable resolution of certain tax matters with taxing authorities and the expiration of the statute of limitations on certain tax matters. These benefits are reflected in the Company's 2010, 2009 and 2008 Consolidated Statements of Operations. The ultimate resolution of outstanding tax matters may be different than that reflected in the historical income tax provisions and accruals, which may adversely impact future operating results and cash flows.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has outstanding debt obligations maturing at various dates through 2028. Certain other items, such as purchase commitments and other executory contracts, are not recognized as liabilities in the Company's consolidated financial statements but are required to be disclosed. Examples of items not recognized as liabilities in the Company's consolidated financial statements are commitments to purchase raw materials or inventory that has not yet been received as of December 31, 2010 and future minimum lease payments for the use of property and equipment under operating lease agreements.

The following table summarizes the effect that lease and other material contractual obligations are expected to have on the Company's cash flow in the indicated period. In addition, the table reflects the timing of principal and interest payments on borrowings outstanding as of December 31, 2010. Additional details regarding these obligations are provided in the Notes to Consolidated Financial Statements *(in millions):*

	Payments Due by Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Debt[1]	$2,368.9	$ 305.0	$ 778.0	$ —	$1,285.9
Interest on debt[2]	899.7	116.5	186.3	137.8	459.1
Operating lease obligations[3]	414.6	97.2	140.1	89.4	87.9
Purchase obligations[4]	642.2	511.0	131.2	—	—
Total contractual obligations[5]	$4,325.4	$1,029.7	$1,235.6	$227.2	$1,832.9

(1) Amounts represent contractual obligations based on the earliest date that the obligation may become due, excluding interest, based on borrowings outstanding as of December 31, 2010. For further information relating to these obligations, see Footnote 9 of the Notes to Consolidated Financial Statements.
(2) Amounts represent estimated interest payable on borrowings outstanding as of December 31, 2010, excluding the impact of interest rate swaps that adjust the fixed rate to a floating rate for $1.0 billion of medium-term notes. Interest on floating-rate debt was estimated using the rate in effect as of December 31, 2010. For further information, see Footnote 9 of the Notes to Consolidated Financial Statements.
(3) Amounts represent contractual minimum lease obligations on operating leases as of December 31, 2010. For further information relating to these obligations, see Footnote 12 of the Notes to Consolidated Financial Statements.
(4) Primarily consists of purchase commitments entered into as of December 31, 2010 for finished goods, raw materials, components and services pursuant to legally enforceable and binding obligations, which include all significant terms.
(5) Total does not include contractual obligations reported on the December 31, 2010 balance sheet as current liabilities, except for current portion of long-term debt and short-term debt.

The Company also has liabilities for uncertain tax positions and unrecognized tax benefits. As a large taxpayer, the Company is under continual audit by the IRS and other taxing authorities on several open tax positions, and it is possible that the amount of the liability for uncertain tax positions and unrecognized tax benefits could change in the coming year. While it is possible that one or more of these examinations may be resolved in the next year, the Company is not able to reasonably estimate the timing or the amount by which the liability will increase or decrease over time; therefore, the $113.1 million in unrecognized tax benefits, including interest and penalties, at December 31, 2010 is excluded from the preceding table. See Footnote 16 of the Notes to Consolidated Financial Statements for additional information.

Additionally, the Company has obligations with respect to its pension and postretirement medical benefit plans, which are excluded from the preceding table. The timing and amounts of the funding requirements are uncertain because they are dependent on interest rates and actual returns on plan assets, among other factors. As of December 31, 2010, the Company had liabilities related to its unfunded and underfunded pension and postretirement benefit plans of $576.7 million. See Footnote 13 of the Notes to Consolidated Financial Statements for further information.

As of December 31, 2010, the Company had $61.6 million in standby letters of credit primarily related to the Company's self-insurance programs, including workers' compensation, product liability and medical. See Footnote 20 of the Notes to Consolidated Financial Statements for further information.

As of December 31, 2010, the Company did not have any significant off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

CRITICAL ACCOUNTING POLICIES

The Company's accounting policies are more fully described in Footnote 1 of the Notes to Consolidated Financial Statements. As disclosed in that footnote, the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying footnotes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the Consolidated Financial Statements. The following sections describe the Company's critical accounting policies.

Sales Recognition

Sales of merchandise and freight billed to customers are recognized when title passes and all substantial risks of ownership transfer, which generally occurs either upon shipment or upon delivery based upon contractual terms. Sales are net of provisions for cash discounts, returns, customer discounts (such as volume or trade discounts), cooperative advertising and other sales-related discounts.

Recovery of Accounts Receivable

The Company evaluates the collectibility of accounts receivable based on a combination of factors. When aware of a specific customer's inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position, the Company records a specific reserve for bad debt to reduce the related receivable to the amount the Company reasonably believes is collectible. The Company also records reserves for bad debt for all other customers based on a variety of factors, including the length of time the receivables are past due and historical collection experience. Accounts are reviewed for potential write-off on a case-by-case basis. Accounts deemed uncollectible are written off, net of expected recoveries. If circumstances related to specific customers change, the Company's estimates of the recoverability of receivables could be further adjusted.

Inventory Reserves

The Company reduces its inventory value for estimated obsolete and slow-moving inventory in an amount equal to the difference between the cost of inventory and the net realizable value based upon assumptions about future demand and market conditions. Net provisions for excess and obsolete inventories, including shrink reserves, totaled $18.4 million, $57.0 million and $79.0 million in 2010, 2009 and 2008, respectively, and are included in cost of products sold. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Goodwill and Other Indefinite-Lived Intangible Assets

The Company performs its impairment testing of goodwill at a reporting unit level, and all of the Company's goodwill is assigned to the Company's reporting units. Reporting units, which are referred to as the Company's Global Business Units ("GBU"), are one level below the operating segment level. The GBU is the Company's core organizing concept, and each GBU supports one or more of the Company's key brands worldwide. The Company has not had any material changes to the reporting units identified and used to test goodwill for impairment since January 1, 2009 due to restructuring activities or otherwise. Acquired businesses, if any, including goodwill arising from such transactions, are integrated into the Company's existing reporting units.

The Company had 13 reporting units with total goodwill of $2.7 billion as of July 1, 2010. Five of the Company's 13 reporting units accounted for approximately 70 percent of the Company's total goodwill. These five reporting units were as follows: Baby & Parenting; Rubbermaid Commercial Products; Industrial Products & Services; Markers, Highlighters, Art & Office Organization; and Technology.

The Company conducts its annual test of impairment of goodwill as of the first day of the third quarter because it generally coincides with its annual strategic planning process. The Company also tests for impairment if events and circumstances indicate that it is more likely than not that the fair value of a reporting unit is below its carrying amount. For example, if macroeconomic factors, such as consumer demand and consumer confidence, deteriorate materially such that the Company's reporting units' projected sales and operating income decline significantly relative to previous estimates, the Company will perform an interim test to assess whether goodwill is impaired. The Company determined that no interim tests of impairment were necessary during 2010 due to declining macroeconomic conditions, significant reductions in reporting units' expected sales and profitability, or otherwise.

In the Company's goodwill impairment testing, if the carrying amount of a reporting unit is greater than its fair value, impairment may be present. Estimates made by management in performing its impairment testing can impact whether or not an impairment charge is necessary and the magnitude of the impairment charge to the extent one is recorded. The Company uses multiple valuation approaches in its impairment testing, each of which requires estimates to arrive at an estimate of fair value. For the Company's reporting units that are stable businesses and have a history and track record of generating positive operating income and cash flows, the Company relies on a multiple of earnings approach to assess their fair value. The material assumptions used to value a reporting unit using this approach are the reporting units' estimated financial performance for the remainder of the year and the applicable multiple to apply to earnings before interest, taxes, depreciation and amortization ("EBITDA"). The estimated financial performance for the remainder of the year is based on the Company's internal forecasting process. To determine the EBITDA multiple, the Company obtains information from third parties on EBITDA multiples observed for recent acquisitions and other transactions in the marketplace for comparable businesses. The Company also evaluates the EBITDA multiples of publicly traded companies that are in the same industry and are comparable to each reporting unit and compares the EBITDA multiples of the publicly traded companies to the multiples used by the Company to estimate the fair value of each reporting unit. The Company evaluates the EBITDA multiples used for the reporting units relative to the Company's market capitalization plus an equity control premium. The equity control premium is defined as the sum of the individual reporting units' estimated market values compared to the Company's market value, with the sum of the individual values typically being larger than the market value of the Company. The Company considers premiums paid by acquirers of comparable businesses to determine the reasonableness of the implied control premium.

The EBITDA multiple observed in the marketplace for recent transactions ranged from 8 to 10 for the annual impairment test as of July 1, 2010. For the July 1, 2010 impairment test, the Company adjusted the EBITDA multiples from the observed multiples, generally to multiples ranging from 6 to 12 so that the aggregate value of all reporting units relative to the Company's total market value resulted in a reasonable implied equity control premium. The Company considers several factors in estimating the EBITDA multiple applicable to each reporting unit, including the reporting unit's market position, brand awareness, gross and operating margins and prospects for growth, among other factors. After adjusting the EBITDA multiples for the reporting units, no potential goodwill impairment was indicated for reporting units for which this approach was used. Furthermore, the Company's equity market value at July 1, 2010 of approximately $4.1 billion was significantly in excess of its book value of stockholders' equity of approximately $1.9 billion. For the impairment test as of July 1, 2010, if each reporting unit's EBITDA multiple were reduced by 0.5 from the 6 to 12 multiple used for each reporting unit, all reporting units where the EBITDA multiple approach was used to value the reporting unit would have passed step one of the goodwill impairment test.

The Company relies on a discounted cash flow approach to value reporting units in certain circumstances, such as when the reporting unit is growing at a significantly slower rate than planned, is declining at a significantly faster rate than the overall market, has experienced significant losses, is in a stage of hyper-growth, is executing significant restructuring efforts, or is in a stage of development where it has not yet fully realized the benefits of scale and operating efficiencies. The Company used the discounted cash flow approach to value two of its reporting units for the annual impairment test as of July 1, 2010, Baby & Parenting and Hardware, because these reporting units are executing significant restructuring projects, the financial results are significantly impacted by economic cycles and/or the reporting unit's growth rate is lower than planned. The material assumptions used to value a reporting unit using the discounted cash flow approach are the future financial performance and cash flows of the reporting unit, the discount rate and the working capital investment required. Estimates of future financial performance include estimates of future sales growth rates, raw material costs, currency fluctuations and operating efficiencies to be realized. The Company determines a discount rate based on an estimate of a reasonable risk-adjusted return an investor would expect to realize on an investment in the reporting unit. In using the discounted cash flow approach to value reporting units in 2010, the Company generally used average compound long-term sales growth rates ranging from 2% to 3%, average operating margins of approximately 10% and discount rates of 12% to 14%. The Company concluded these two reporting units passed step one of the goodwill impairment test based on the values determined using the discounted cash flow approach.

If the discount rates used to estimate the fair value of the Baby & Parenting and Hardware reporting units increased 100 basis points, the estimated fair values of the reporting units would have declined by $70 million and $18 million, respectively. If the discount rates were increased by 100 basis points, the Hardware reporting unit would still have passed step one of the goodwill impairment test, whereas the Baby & Parenting reporting unit would not have passed step one of the goodwill impairment test.

The Company had one reporting unit, Baby & Parenting, whose estimated fair value at July 1, 2010 exceeded net assets by less than 10% of the reporting unit's net assets using the adjusted EBITDA multiple or discounted cash flow approach, as applicable. The estimated fair value of Baby & Parenting at July 1, 2010 exceeded net assets by less than 10% of the reporting unit's net assets using the discounted cash flow approach. The Baby & Parenting reporting unit has goodwill of $425.1 million as of July 1, 2010. If the discount rate used to estimate the fair value of the Baby & Parenting reporting unit was increased by 100 basis points, the estimated fair value of the reporting unit would have been approximately 7% less than the net assets of the reporting unit. Additional valuation procedures would have been required to determine whether Baby & Parenting's goodwill was impaired, and to the extent goodwill was impaired, the magnitude of the impairment charge.

The Company continues to implement specific restructuring projects and business and operational strategies to further strengthen the profitability of Baby & Parenting. The Company continues to monitor whether these initiatives are being executed as planned and improve its financial performance. To the extent the Company is not successful in implementing these projects and strategies, it is possible the Company would record goodwill impairment charges associated with Baby & Parenting in future periods. Baby & Parenting has been adversely affected by the U.S. and Japanese economy and continues to integrate two acquired international businesses. Baby & Parenting has undertaken and is executing restructuring projects to reduce supply chain costs and administrative overhead worldwide and has taken steps to minimize the impact inflation has on its operating results, and to reduce inventories. These efforts are being taken to reduce the working capital investment required in the short-term and improve profitability over the mid- to long-term.

If the estimated fair value of a reporting unit is less than its carrying value, the Company measures the amount of goodwill impairment, if any, based on the estimated fair value of the underlying assets and liabilities of the reporting unit, including any unrecognized intangible assets, and estimates the implied fair value of goodwill. The Company identifies unrecognized intangible assets, such as trade names and customer relationships, and uses discounted cash flow models to estimate the values of the reporting unit's recognized and unrecognized intangible assets. The estimated values of the reporting unit's intangible assets and net tangible assets are deducted from the reporting unit's total fair value to determine the implied fair value of goodwill. An impairment charge is recognized to the extent the recorded goodwill exceeds the implied fair value of goodwill.

The Company's indefinite-lived intangible assets totaled $315.6 million as of July 1, 2010. The Company assesses the fair value of its indefinite-lived intangible assets using a discounted cash flow model using the relief from royalty method, which estimates royalties to be derived in the future use of the asset were the Company to license the use of the trademark or trade name. An impairment charge for indefinite-lived intangible assets is recorded if the carrying amount of an indefinite-lived intangible asset exceeds the estimated fair value on the measurement date. The Company completed its annual impairment test of indefinite-lived intangible assets as of July 1, 2010 and concluded none of the assets were impaired.

The Company considers qualitative and quantitative factors in determining whether impairment testing of the trademark and trade name assets is necessary at dates other than the annual impairment testing date, such as whether the Company has plans to abandon or significantly reduce the use of a trademark or trade name. Based on consideration of these factors, the Company determined that no impairment indicators have been present, and therefore, impairment testing as of a date other than July 1, 2010 is not required.

See Footnote 7 of the Notes to Consolidated Financial Statements for further information.

The Company cannot predict the occurrence of events that might adversely affect the reported value of goodwill and other intangible assets. Such events may include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on the Company's customer base and net sales, a material negative change in its relationships with significant customers or sustained declines in the Company's market capitalization relative to its reported stockholders' equity. The Company periodically evaluates the impact of economic and other conditions on the Company and its reporting units to assess whether impairment indicators are present. The Company may be required to perform impairment tests based on changes in the economic environment and other factors, which could result in impairment charges in the future. If consumer confidence and consumer spending decline significantly in the future or if commercial and industrial economic activity deteriorates significantly from current levels, it is reasonably likely the Company will be required to record impairment charges in the future.

Capitalized Software Costs

The Company capitalizes costs associated with internal-use software during the application development stage after both the preliminary project stage has been completed and the Company's management has authorized and committed to funding for further project development. Capitalized internal-use software costs include: (i) external direct costs of materials and services consumed in developing or obtaining the software; (ii) payroll and payroll-related costs for employees who are directly associated with and who devote time directly to the project; and (iii) interest costs incurred while developing the software. Capitalization of these costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose.

The Company expenses as incurred research and development, general and administrative, and indirect costs associated with internal-use software. In addition, the Company expenses as incurred training, maintenance and other internal-use software costs incurred during the post-implementation stage. Costs associated with upgrades and enhancements of internal-use software are capitalized only if such modifications result in additional functionality of the software. Capitalized software costs were $216.4 million at December 31, 2010. Capitalized interest costs included in capitalized software were not material as of December 31, 2010.

The Company amortizes internal-use software costs using the straight-line method over the estimated useful life of the software, which typically ranges from three to 12 years. Capitalized software costs are evaluated annually for indicators of impairment, including but not limited to a significant change in available technology or the manner in which the software is being used. Impaired items are written down to their estimated fair values.

Other Long-Lived Assets

The Company continuously evaluates if impairment indicators related to its property, plant and equipment and other long-lived assets are present. These impairment indicators may include a significant decrease in the market price of a long-lived asset or asset group, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition, or a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group. If impairment indicators are present, the Company estimates the future cash flows for the asset or group of assets. The sum of the undiscounted future cash flows attributable to the asset or group of assets is compared to their carrying amount. The cash flows are estimated utilizing various assumptions regarding future revenue and expenses, working capital, and proceeds from asset disposals on a basis consistent with the Company's strategic plan. If the carrying amount exceeds the sum of the undiscounted future cash flows, the Company discounts the future cash flows using a discount rate required for a similar investment of like risk and records an impairment charge as the difference between the fair value and the carrying value of the asset group. Generally, the Company performs its testing of the asset group at the product-line level, as this is the lowest level for which identifiable cash flows are available.

Product Liability Reserves

The Company has a self-insurance program for product liability that includes reserves for self-retained losses and certain excess and aggregate risk transfer insurance. The Company uses historical loss experience combined with actuarial evaluation methods, review of significant individual files and the application of risk transfer programs in determining required product liability reserves. The Company's actuarial evaluation methods take into account claims incurred but not reported when determining the Company's product liability reserve. The Company has product liability reserves of $42.3 million as of December 31, 2010. While the Company believes that it has adequately reserved for these claims, the ultimate outcome of these matters may exceed the amounts recorded by the Company, and such additional losses may be material to the Company's Consolidated Financial Statements.

Legal and Environmental Reserves

The Company is subject to losses resulting from extensive and evolving federal, state, local, and foreign laws and regulations, as well as contract and other disputes. The Company evaluates the potential legal and environmental losses relating to each specific case and determines the probable loss based on historical experience and estimates of cash flows for certain environmental matters. The estimated losses take into account anticipated costs associated with investigative and remediation efforts where an assessment has indicated that a probable liability has been incurred and the cost can be reasonably estimated. No insurance recovery is taken into account in determining the Company's cost estimates or reserve, nor do the Company's cost estimates or reserve reflect any discounting for present value purposes, except with respect to long-term operations and maintenance, Comprehensive Environmental Response Compensation and Liability ("CERCLA") and other matters which are estimated at present value. The Company's estimate of environmental response costs associated with these matters as of December 31, 2010 ranged between $17.2 million and $29.6 million. As of December 31, 2010, the Company had a reserve of $19.3 million for such environmental response costs in the aggregate, which is included in other accrued liabilities and other noncurrent liabilities in the Consolidated Balance Sheet.

Income Taxes

In accordance with relevant authoritative guidance, the Company accounts for deferred income taxes using the asset and liability approach. Under this approach, deferred income taxes are recognized based on the tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as measured by current enacted tax rates. Valuation allowances are recorded to reduce the deferred tax assets to an amount that will more likely than not be realized. No provision is made for the U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries, as substantially all such earnings are permanently reinvested.

The Company's income tax provisions are based on calculations and assumptions that are subject to examination by the IRS and other tax authorities. Although the Company believes that the positions taken on previously filed tax returns are reasonable, it has established tax and interest reserves in recognition that various taxing authorities may challenge the positions taken, which could result in additional liabilities for taxes and interest. The Company regularly reviews its deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies.

For uncertain tax positions, the Company applies the provisions of relevant authoritative guidance, which requires application of a "more likely than not" threshold to the recognition and derecognition of tax positions. The Company's ongoing assessments of the more likely than not outcomes of tax authority examinations and related tax positions require significant judgment and can increase or decrease the Company's effective tax rate as well as impact operating results. See Footnote 16 of the Notes to Consolidated Financial Statements for further information.

Pensions and Other Postretirement Benefits

Pension and other postretirement benefit costs and liabilities are dependent on assumptions used in calculating such amounts. The primary assumptions include factors such as discount rates, health care cost trend rates, expected return on plan assets, mortality rates and rate of compensation increases, as discussed below:

- *Discount rates:* The Company generally estimates the discount rate for its pension and other postretirement benefit obligations using an iterative process based on a hypothetical investment in a portfolio of high-quality bonds that approximate the estimated cash flows of the pension and other postretirement benefit obligations. The Company believes this approach permits a matching of future cash outflows related to benefit payments with future cash inflows associated with bond coupons and maturities.
- *Health care cost trend rate:* The Company's health care cost trend rate is based on historical retiree cost data, near-term health care outlook, and industry benchmarks and surveys.
- *Expected return on plan assets:* The Company's expected return on plan assets is derived from reviews of asset allocation strategies and historical and anticipated future long-term performance of individual asset classes. The Company's analysis gives consideration to historical returns and long-term, prospective rates of return.
- *Mortality rates:* Mortality rates are based on actual and projected plan experience.
- *Rate of compensation increase:* The rate of compensation increases reflects the Company's long-term actual experience and its outlook, including consideration of expected rates of inflation.

In accordance with generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over future periods, and therefore, generally affect recognized expense and the recorded obligation in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension and other postretirement plan obligations and future expense. See Footnote 13 of the Notes to Consolidated Financial Statements for additional information on the assumptions used. The following tables summarize the Company's pension and other postretirement plan assets and obligations included in the Consolidated Balance Sheet as of December 31, 2010 *(in millions):*

	U.S.	International
Pension plan assets and obligations, net:		
Prepaid benefit cost	$ –	$ 19.4
Accrued current benefit cost	(7.7)	(4.0)
Accrued noncurrent benefit cost	(326.9)	(71.6)
Net liability recognized in the Consolidated Balance Sheet	$ (334.6)	$ (56.2)

	U.S.
Other postretirement benefit obligations:	
Accrued current benefit cost	$ (15.1)
Accrued noncurrent benefit cost	(151.4)
Liability recognized in the Consolidated Balance Sheet	$ (166.5)

The following table summarizes the net pre-tax cost associated with pensions and other postretirement benefit obligations in the Consolidated Statement of Operations for the year ended December 31, *(in millions):*

	2010	2009	2008
Net pension cost	**$21.5**	$18.1	$18.3
Net postretirement benefit costs	**9.2**	8.7	8.8
Total	**$30.7**	$26.8	$27.1

The Company used weighted-average discount rates of 5.7% and 5.8% to determine the expenses for 2010 for the pension and postretirement plans, respectively. The Company used a weighted-average expected return on assets of 7.4% to determine the expense for the pension plans for 2010. The following table illustrates the sensitivity to a change in certain assumptions for the pension and postretirement plan expenses, holding all other assumptions constant *(in millions):*

	Impact on 2010 Expense
25 basis point decrease in discount rate	**+$0.9**
25 basis point increase in discount rate	**-$0.9**
25 basis point decrease in expected return on assets	**+$2.8**
25 basis point increase in expected return on assets	**-$2.8**

The total projected benefit obligations of the Company's pension and postretirement plans as of December 31, 2010 were $1.45 billion and $166.5 million, respectively. The Company used weighted-average discount rates of 5.3% to determine the projected benefit obligations for the pension and postretirement plans as of December 31, 2010. The following table illustrates the sensitivity to a change in certain assumptions for the projected benefit obligation for the pension and postretirement plans, holding all other assumptions constant *(in millions):*

	December 31, 2010 Impact on PBO
25 basis point decrease in discount rate	+$52.4
25 basis point increase in discount rate	-$49.7

The Company has $425.4 million (after-tax) of net unrecognized pension and other postretirement losses ($662.5 million pre-tax) included as a reduction to stockholders' equity at December 31, 2010. The unrecognized gains and losses primarily result from changes to life expectancies and other actuarial assumptions, changes in discount rates, as well as actual returns on plan assets being more or less than expected. The unrecognized gain (loss) for each plan is amortized to expense over the average life of each plan. The net amount amortized to expense totaled $13.1 million (pre-tax) in 2010, and amortization of unrecognized net losses is expected to continue to result in increases in pension and other postretirement plan expenses for the foreseeable future. Changes in actuarial assumptions, actual returns on plan assets and changes in the actuarially determined average life of the plans impact the amount of unrecognized gain (loss) recognized as expense annually.

NEW ACCOUNTING PRONOUNCEMENTS

In January 2010, the Financial Accounting Standards Board issued new accounting guidance related to the disclosure requirements for fair value measurements and clarified existing disclosure requirements. More specifically, this update requires (a) an entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers, and (b) information about purchases, sales, issuances and settlements to be presented separately, on a gross basis rather than net, in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This guidance clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The new disclosures and clarifications of existing disclosure were effective beginning January 1, 2010, except for the disclosure requirements related to the purchases, sales, issuances and settlements in the rollforward activity of Level 3 fair value measurements, which are effective for the Company on January 1, 2011. The adoption of this guidance is not expected to have a material impact on the Company's financial statements.

INTERNATIONAL OPERATIONS

For the years ended December 31, 2010, 2009 and 2008, the Company's non-U.S. businesses accounted for approximately 31%, 30% and 31% of net sales, respectively (see Footnote 19 of the Notes to Consolidated Financial Statements). Changes in both U.S. and non-U.S. net sales are shown below for the year ended December 31, *(in millions, except percentages):*

	2010	2009	2008	2010 vs. 2009 % Change	2009 vs. 2008 % Change
U.S.	$3,949.9	$3,881.4	$4,447.2	1.8%	(12.7)%
Non-U.S	1,809.3	1,696.2	2,023.4	6.7	(16.2)
	$5,759.2	$5,577.6	$6,470.6	3.3%	(13.8)%

The Company began accounting for its Venezuelan operations using highly inflationary accounting in January 2010. Under highly inflationary accounting, the Company remeasures assets, liabilities, sales and expenses denominated in Bolivar Fuertes into U.S. Dollars using the applicable exchange rate, and the resulting translation adjustments are included in earnings. As of December 31, 2010, the Company's Venezuelan subsidiary had approximately $29.5 million of net monetary assets denominated in Bolivar Fuertes, and as a result, a 5% increase (decrease) in the applicable exchange rate would decrease (increase) the Company's pretax income by $1.5 million.

In May 2010, the Venezuelan government enacted reforms to its foreign currency exchange control regulations to close down the parallel exchange market. In early June 2010, the Venezuelan government introduced a newly regulated foreign currency exchange system, Transaction System for Foreign Currency Denominated Securities ("SITME"). Foreign currency exchange through SITME is allowed within a specified band of 4.5 to 5.3 Bolivar Fuerte to U.S. Dollar, but most of the exchanges have been executed at the rate of 5.3 Bolivar Fuerte to U.S. Dollar. The Company began applying the SITME rate of 5.3 Bolivar Fuerte to U.S. Dollar in May 2010. The transition to the SITME rate from the parallel rate did not have a material impact on the Company's consolidated net sales or operating income for the year ended December 31, 2010, compared to using the parallel rate for the same period. The transition to the SITME rate did result in a one-time foreign exchange gain of $5.6 million, which is recognized in other income for the year ended December 31, 2010.

Prior to the use of the SITME rate, the Company's results in Venezuela in 2010 were being reflected in the consolidated financial statements at the parallel exchange rate, and during substantially all of 2009, the Company used the official rate of 2.15 to 1 U.S. Dollar to report the results of its Venezuelan operations. As a result of using the less favorable SITME rate and parallel rate during 2010, consolidated net sales and operating income declined 1% and 3%, respectively, for the year ended December 31, 2010 compared to the year ended December 31, 2009 due solely to the change in exchange rates used to translate the results of the Company's Venezuelan operations. The change in the rate does not impact reported changes in core sales, which exclude the impact of foreign currency. Since the introduction of SITME in June 2010, the Venezuelan government has held the rate constant at 5.3 Bolivar Fuerte to U.S. Dollar. However, future changes in the rate are possible, and such changes could materially impact the Company's net income, primarily as a result of foreign exchange gains and losses that would result from the change in the rate.

FAIR VALUE MEASUREMENTS

Fair value is a market-based measurement, not an entity-specific measurement, defined as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation techniques exist for measuring fair value, including the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). These valuation techniques are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. The authoritative accounting guidance for fair value provides a hierarchy that prioritizes these two inputs to valuation techniques used to measure fair value into three broad levels.

The following is a brief description of those three levels:

- Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets.
- Level 2: Observable inputs other than quoted prices that are directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets; quoted prices for similar or identical assets or liabilities in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

The Company's assets and liabilities adjusted to fair value at least annually are its money market fund investments, included in cash and cash equivalents; mutual fund investments, included in other assets; and derivative instruments, primarily included in other assets, other accrued liabilities and other noncurrent liabilities, and these assets and liabilities are therefore subject to the measurement and disclosure requirements outlined in the authoritative guidance. The Company determines the fair value of its money market fund investments based on the values of the underlying assets (Level 2) and its mutual fund investments based on quoted market prices (Level 1). The Company generally uses derivatives for hedging purposes, and the Company's derivatives are primarily foreign currency forward contracts and interest rate swaps. The Company determines the fair value of its derivative instruments based on Level 2 inputs in the fair value hierarchy. Level 2 fair value determinations are derived from directly or indirectly observable (market-based) information.

FORWARD-LOOKING STATEMENTS

Forward-looking statements in this Report are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may relate to, but are not limited to, information or assumptions about the effects of sales (including pricing), income/(loss), earnings per share, operating income or gross margin improvements or declines, Project Acceleration, the European Transformation Plan, the Capital Structure Optimization Plan, capital and other expenditures, working capital, cash flow, dividends, capital structure, debt to capitalization ratios, debt ratings, availability of financing, interest rates, restructuring and restructuring-related costs, impairment and other charges, potential losses on divestitures, impact of changes in accounting standards, pending legal proceedings and claims (including environmental matters), future economic performance, costs and cost savings (including raw material and sourced product inflation, productivity and streamlining), synergies, management's plans, goals and objectives for future operations, performance and growth or the assumptions relating to any of the forward-looking statements. These statements generally are accompanied by words such as "intend," "anticipate," "believe," "estimate," "project," "target," "plan," "expect," "will," "should," "would" or similar statements. The Company cautions that forward-looking statements are not guarantees because there are inherent difficulties in predicting future results. Actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, the Company's dependence on the strength of retail, commercial and industrial sectors of the economy in light of the global economic slowdown; currency fluctuations; competition with other manufacturers and distributors of consumer products; major retailers' strong bargaining power; changes in the prices of raw materials and sourced products and the Company's ability to obtain raw materials and sourced products in a timely manner from suppliers; the Company's ability to develop innovative new products and to develop, maintain and strengthen its end-user brands; the Company's ability to expeditiously close facilities and move operations while managing foreign regulations and other impediments; the Company's ability to implement successfully information technology solutions throughout its organization; the Company's ability to improve productivity and streamline operations; changes to the Company's credit ratings; significant increases in the funding obligations related to the Company's pension plans due to declining asset values or otherwise; the imposition of tax liabilities greater than the Company's provisions for such matters; the risks inherent in the Company's foreign operations and those matters set forth in Item 1A in the Company's Annual Report on Form 10-K for the year ended December 31, 2010. In addition, there can be no assurance that the Company has correctly identified and assessed all of the factors affecting the Company or that the publicly available and other information the Company receives with respect to these factors is complete or correct.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET RISK

The Company's market risk is impacted by changes in interest rates, foreign currency exchange rates and certain commodity prices. Pursuant to the Company's policies, natural hedging techniques and derivative financial instruments may be utilized to reduce the impact of adverse changes in rates and prices. The Company does not hold or issue derivative instruments for trading purposes.

Interest Rates

Interest rate risk is present with both fixed- and floating-rate debt. The Company manages its interest rate exposure through its mix of fixed- and floating-rate debt and its conservative debt ratio target. Interest rate swap agreements designated as fair value hedges are used to mitigate the Company's exposure to changes in the fair value of fixed-rate debt resulting from fluctuations in benchmark interest rates. Accordingly, benchmark interest rate fluctuations impact the fair value of the Company's fixed-rate debt, which are offset by corresponding changes in the fair value of the swap agreements. Interest rate swaps may also be used to adjust interest rate exposures when appropriate based on market conditions, and for qualifying hedges, the interest differential of swaps is included in interest expense. Excluding debt for which a fixed rate has been swapped for a floating rate, fixed-rate debt represented approximately 43.7% of the Company's $2.37 billion of total debt as of December 31, 2010.

Foreign Currency Exchange Rates

The Company is exposed to foreign currency risk in the ordinary course of business since a portion of the Company's sales, expenses and operating transactions is conducted on a global basis in various foreign currencies. To the extent that business transactions are not denominated in the functional currency of the entity entering into the transaction, the Company is exposed to transactional foreign currency exchange rate risk. The Company's foreign exchange risk management policy emphasizes hedging anticipated intercompany and third-party commercial transaction exposures of one-year duration or less. The Company uses foreign exchange forward contracts as economic hedges for commercial transactions and to offset the future impact of gains and losses resulting from changes in the expected amount of functional currency cash flows to be received or paid upon settlement of the anticipated intercompany and third-party commercial transactions. Gains and losses related to the settlement of qualifying hedges of commercial and intercompany transactions are deferred and included in the basis of the underlying transactions. The Company also uses natural hedging techniques such as offsetting or netting like foreign currency flows and denominating contracts in the appropriate functional currency.

The Company also incurs gains and losses recorded within shareholders' equity due to the translation of the financial statements from the functional currency of its subsidiaries to U.S. Dollars. The Company utilizes capital structures of foreign subsidiaries combined with forward contracts to minimize its exposure to foreign currency risk. The Company may hedge portions of its net investments in foreign subsidiaries, including intercompany loans, with forward contracts and cross-currency hedges. Gains and losses related to qualifying forward exchange contracts and cross-currency hedges, which are generally used to hedge intercompany loans and net investments in foreign subsidiaries, are recognized in other comprehensive income (loss).

Commodity Prices

The Company purchases certain raw materials, including resin, corrugate, steel, stainless steel, aluminum and other metals, which are subject to price volatility caused by unpredictable factors. The Company's resin purchases are principally comprised of polyethylene and polypropylene in roughly equal quantities. While future movements of raw material costs are uncertain, a variety of programs, including periodic raw material purchases, purchases of raw materials for future delivery and customer price adjustments help the Company address this risk. Where practical, the Company uses derivatives as part of its risk management process.

Financial Instruments

In managing the impact of interest rate changes and foreign currency fluctuations, the Company uses interest rate swaps, foreign currency forward contracts and cross-currency swaps. Derivatives were recorded at fair value in the Company's Consolidated Balance Sheet at December 31, 2010 as follows *(in millions):*

Prepaid expenses and other	$ 2.6
Other assets	42.3
Other accrued liabilities	$ (2.0)

See Footnote 11 of the Notes to Consolidated Financial Statements for additional information on derivatives.

Value at Risk

The amounts shown below represent the estimated potential economic loss that the Company could incur from adverse changes in either interest rates or foreign exchange rates using the value-at-risk estimation model. The value-at-risk model uses historical foreign exchange rates and interest rates to estimate the volatility and correlation of these rates in future periods. It estimates a loss in fair market value using statistical modeling techniques that are based on a variance/covariance approach and includes substantially all market risk exposures (specifically excluding equity-method investments). The fair value losses shown in the table below represent the Company's estimate of the maximum loss that could arise in one day. The amounts presented in the table are shown as an illustration of the impact of potential adverse changes in interest and foreign currency exchange rates. The following table sets forth the one day value-at-risk as of and for the year ended December 31, *(in millions, except percentages):*

Market Risk[1]	**2010 Average**	**December 31, 2010**	2009 Average	December 31, 2009	Confidence Level
Interest rates	**$ 9.8**	**$11.5**	$12.2	$ 9.6	95%
Foreign exchange	**$12.2**	**$11.2**	$12.8	$12.3	95%

(1) The Company generally does not enter into material derivative contracts for commodities; therefore, commodity price risk is not shown because the amounts are not material.

The 95% confidence interval signifies the Company's degree of confidence that actual losses would not exceed the estimated losses shown above. The amounts shown here disregard the possibility that interest rates and foreign currency exchange rates could move in the Company's favor. The value-at-risk model assumes that all movements in these rates will be adverse. Actual experience has shown that gains and losses tend to offset each other over time, and it is highly unlikely that the Company could experience losses such as these over an extended period of time. Additionally, since the Company operates globally, and therefore, among a broad basket of currencies, its foreign currency exposure is diversified. These amounts should not be considered projections of future losses, because actual results may differ significantly depending upon activity in the global financial markets.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS AND ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Newell Rubbermaid Inc. is responsible for the accuracy and internal consistency of the consolidated financial statements and footnotes contained in this annual report.

The Company's management is also responsible for establishing and maintaining adequate internal control over financial reporting. Newell Rubbermaid Inc. operates under a system of internal accounting controls designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles. The internal accounting control system is evaluated for effectiveness by management and is tested, monitored and revised as necessary. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making its assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*.

Based on the results of its evaluation, the Company's management concluded that, as of December 31, 2010, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm, Ernst & Young LLP, has audited the financial statements prepared by the management of Newell Rubbermaid Inc. and the effectiveness of Newell Rubbermaid Inc.'s internal control over financial reporting. Their reports on the financial statements and on the effectiveness of Newell Rubbermaid Inc.'s internal control over financial reporting are presented herein.

NEWELL RUBBERMAID INC.

Atlanta, Georgia
March 1, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Newell Rubbermaid Inc.

We have audited the accompanying consolidated balance sheets of Newell Rubbermaid Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Newell Rubbermaid Inc. and subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Newell Rubbermaid Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2011 expressed an unqualified opinion thereon.

Ernst & Young LLP

Atlanta, Georgia
March 1, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders of Newell Rubbermaid Inc.

We have audited Newell Rubbermaid Inc. and subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Newell Rubbermaid Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Responsibility for Financial Statements and Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Newell Rubbermaid Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Newell Rubbermaid Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2010 of Newell Rubbermaid Inc. and subsidiaries and our report dated March 1, 2011 expressed an unqualified opinion thereon.

Ernst & Young LLP

Atlanta, Georgia
March 1, 2011

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in millions, except per share data)

Year Ended December 31,	2010	2009	2008
Net sales	**$5,759.2**	$5,577.6	$6,470.6
Cost of products sold	**3,588.4**	3,528.1	4,347.4
Gross margin	**2,170.8**	2,049.5	2,123.2
Selling, general and administrative expenses	**1,463.4**	1,374.6	1,502.7
Impairment charges	**—**	—	299.4
Restructuring costs	**77.5**	100.0	120.3
Operating income	**629.9**	574.9	200.8
Nonoperating expenses:			
Interest expense, net of interest income of $3.5, $6.3 and $8.9 in 2010, 2009 and 2008, respectively	**118.4**	140.0	137.9
Losses related to extinguishments of debt	**218.6**	4.7	52.2
Other (income) expense, net	**(7.4)**	2.0	6.9
Net nonoperating expenses	**329.6**	146.7	197.0
Income before income taxes	**300.3**	428.2	3.8
Income taxes	**7.5**	142.7	53.6
Income (loss) from continuing operations	**292.8**	285.5	(49.8)
Loss from discontinued operations, net of tax	**—**	—	(0.5)
Net income (loss)	**292.8**	285.5	(50.3)
Net income noncontrolling interests	**—**	—	2.0
Net income (loss) controlling interests	**$ 292.8**	$ 285.5	$ (52.3)
Weighted-average shares outstanding:			
Basic	**282.4**	280.8	279.9
Diluted	**305.4**	294.4	279.9
Earnings per share:			
Basic:			
Income (loss) from continuing operations	**$ 1.04**	$ 1.02	$ (0.18)
Loss from discontinued operations	**—**	—	—
Net income (loss) controlling interests	**$ 1.04**	$ 1.02	$ (0.18)
Diluted:			
Income (loss) from continuing operations	**$ 0.96**	$ 0.97	$ (0.18)
Loss from discontinued operations	**—**	—	—
Net income (loss) controlling interests	**$ 0.96**	$ 0.97	$ (0.18)
Dividends per share	**$ 0.20**	$ 0.26	$ 0.84

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(Amounts in millions, except par values)

December 31,	**2010**	2009
Assets		
Current Assets:		
Cash and cash equivalents	**$ 139.6**	$ 278.3
Accounts receivable, net of allowances of $43.0 for 2010 and $42.2 for 2009	**997.9**	894.1
Inventories, net	**701.6**	688.2
Deferred income taxes	**179.2**	183.8
Prepaid expenses and other	**113.7**	137.7
Total Current Assets	**2,132.0**	2,182.1
Property, plant and equipment, net	**529.3**	578.1
Goodwill	**2,749.5**	2,754.3
Other intangible assets, net	**648.3**	646.2
Other assets	**346.2**	263.2
Total Assets	**$6,405.3**	$6,423.9
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	**$ 472.5**	$ 433.6
Accrued compensation	**190.2**	176.4
Other accrued liabilities	**698.2**	656.0
Short-term debt	**135.0**	0.6
Current portion of long-term debt	**170.0**	492.9
Total Current Liabilities	**1,665.9**	1,759.5
Long-term debt	**2,063.9**	2,015.3
Other noncurrent liabilities	**770.0**	866.9
Stockholders' Equity:		
Preferred stock, authorized shares, 10.0 at $1.00 par value	**—**	—
None issued and outstanding		
Common stock, authorized shares, 800.0 at $1.00 par value	**307.2**	294.0
Outstanding shares, before treasury:		
2010 – 307.2		
2009 – 294.0		
Treasury stock, at cost:	**(425.7)**	(420.6)
Shares held:		
2010 – 16.7		
2009 – 16.2		
Additional paid-in capital	**568.2**	669.8
Retained earnings	**2,057.3**	1,820.7
Accumulated other comprehensive loss	**(605.0)**	(585.2)
Stockholders' Equity Attributable to Parent	**1,902.0**	1,778.7
Stockholders' Equity Attributable to Noncontrolling Interests	**3.5**	3.5
Total Stockholders' Equity	**1,905.5**	1,782.2
Total Liabilities and Stockholders' Equity	**$6,405.3**	$6,423.9

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in millions)

Year Ended December 31,	2010	2009	2008
Operating Activities:			
Net income (loss)	**$ 292.8**	$ 285.5	$ (50.3)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**172.3**	175.1	183.3
Losses related to extinguishments of debt	**218.6**	4.7	52.2
Non-cash restructuring costs	**6.3**	32.4	46.2
Deferred income taxes	**(6.1)**	14.9	8.7
Impairment charges	**—**	—	299.4
Loss on disposal of discontinued operations	**—**	—	0.5
Stock-based compensation expense	**36.5**	35.1	35.6
Other, net	**21.9**	16.4	(27.0)
Changes in operating assets and liabilities, excluding the effects of acquisitions:			
Accounts receivable	**(103.6)**	98.0	168.3
Inventories	**(14.5)**	243.1	30.9
Accounts payable	**39.1**	(103.6)	(105.5)
Accrued liabilities and other	**(80.7)**	(198.8)	(185.2)
Discontinued operations	**—**	—	(2.2)
Net Cash Provided by Operating Activities	**$ 582.6**	$ 602.8	$ 454.9
Investing Activities:			
Acquisitions and acquisition-related activity	**$ (1.5)**	$ (13.7)	$ (655.7)
Capital expenditures	**(164.7)**	(153.3)	(157.8)
Proceeds from sales of noncurrent assets	**16.8**	17.6	9.4
Other	**(4.0)**	—	—
Net Cash Used in Investing Activities	**$ (153.4)**	$ (149.4)	$ (804.1)
Financing Activities:			
Proceeds from issuance of debt, net of debt issuance costs	**$ 547.3**	$ 634.8	$1,318.0
Short-term borrowings, net	**133.6**	192.5	—
Proceeds from issuance of warrants	**—**	32.7	—
Purchase of call options	**—**	(69.0)	—
Payments for settlement of warrants	**(298.4)**	—	—
Proceeds from settlement of call options	**369.5**	—	—
Payments on and for the settlement of notes payable and debt	**(710.8)**	(1,113.0)	(772.5)
Cash consideration paid for exchange of convertible notes[(1)]	**(53.0)**	—	—
Repurchase of shares of common stock	**(500.1)**	—	—
Cash dividends	**(55.4)**	(71.4)	(234.5)
Purchases of noncontrolling interests in consolidated subsidiaries	**—**	(29.2)	—
Other, net	**(4.6)**	(4.4)	(5.0)
Net Cash (Used in) Provided by Financing Activities	**$ (571.9)**	$ (427.0)	$ 306.0
Currency rate effect on cash and cash equivalents	**4.0**	(23.5)	(10.6)
(Decrease) Increase in Cash and Cash Equivalents	**(138.7)**	2.9	(53.8)
Cash and Cash Equivalents at Beginning of Year	**278.3**	275.4	329.2
Cash and Cash Equivalents at End of Year	**$ 139.6**	$ 278.3	$ 275.4
Supplemental cash flow disclosures — cash paid during the year for:			
Income taxes, net of refunds	**$ 80.0**	$ 111.7	$ 96.9
Interest	**$ 109.4**	$ 120.6	$ 144.2

(1) Consideration provided in connection with the convertible note exchange consisted of cash as well as issuance of shares of the Company's common stock, which issuance is not included in the Consolidated Statement of Cash Flows for the year ended December 31, 2010. See Footnote 9 of the Notes to Consolidated Financial Statements for further information.

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

(Amounts in millions)

	Common Stock	Treasury Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Stockholders' Equity Attributable to Parent	Noncontrolling Interests	Total Stockholders' Equity
Balance at December 31, 2007	$292.6	$(415.1)	$ 570.3	$1,894.5	$(123.2)	$2,219.1	$ 3.0	$2,222.1
Net (loss) income	–	–	–	(52.3)	–	(52.3)	2.0	(50.3)
Foreign currency translation	–	–	–	–	(312.0)	(312.0)	–	(312.0)
Unrecognized pension and other postretirement costs, net of $87.0 of tax benefits	–	–	–	–	(107.4)	(107.4)	–	(107.4)
Gain on derivative instruments, including $22.1 of tax benefits	–	–	–	–	39.5	39.5	–	39.5
Total comprehensive loss						$ (432.2)	$ 2.0	$ (430.2)
Cash dividends on common stock	–	–	–	(234.5)	–	(234.5)	–	(234.5)
Cash dividends for noncontrolling interests	–	–	–	–	–	–	(3.0)	(3.0)
Exercise of stock options	0.1	–	2.3	–	–	2.4	–	2.4
Pension adjustment, net of $0.2 of tax benefits	–	–	–	(1.1)	0.7	(0.4)	–	(0.4)
Stock-based compensation and other	0.4	(2.9)	34.1	–	–	31.6	0.6	32.2
Balance at December 31, 2008	$293.1	$(418.0)	$ 606.7	$1,606.6	$(502.4)	$1,586.0	$ 2.6	$1,588.6
Net income	–	–	–	285.5	–	285.5	–	285.5
Foreign currency translation, including $10.2 of tax benefits	–	–	–	–	75.9	75.9	–	75.9
Unrecognized pension and other postretirement costs, net of $17.4 of tax benefits	–	–	–	–	(109.3)	(109.3)	–	(109.3)
Loss on derivative instruments, including $46.3 of tax expense	–	–	–	–	(49.4)	(49.4)	–	(49.4)
Total comprehensive income						$202.7	–	$ 202.7
Cash dividends on common stock	–	–	–	(71.4)	–	(71.4)	–	(71.4)
Cash dividends for noncontrolling interests	–	–	–	–	–	–	(1.9)	(1.9)
Stock-based compensation and other	0.9	(2.6)	34.7	–	–	33.0	3.5	36.5
Purchase of call options, net of tax	–	–	(43.0)	–	–	(43.0)	–	(43.0)
Issuance and sale of warrants	–	–	32.7	–	–	32.7	–	32.7
Discount on convertible notes, net of issuance costs and tax	–	–	41.0	–	–	41.0	–	41.0
Purchase of noncontrolling interests	–	–	(2.3)	–	–	(2.3)	(0.7)	(3.0)
Balance at December 31, 2009	$294.0	$(420.6)	$ 669.8	$1,820.7	$(585.2)	$1,778.7	$ 3.5	$1,782.2
Net income	–	–	–	292.8	–	292.8	–	292.8
Foreign currency translation	–	–	–	–	(13.1)	(13.1)	–	(13.1)
Unrecognized pension and other postretirement costs, net of $30.3 of tax benefits	–	–	–	–	(7.0)	(7.0)	–	(7.0)
Gain on derivative instruments, net of $– tax	–	–	–	–	0.3	0.3	–	0.3
Total comprehensive income						$ 273.0	–	$ 273.0
Cash dividends on common stock	–	–	–	(55.4)	–	(55.4)	–	(55.4)
Stock-based compensation and other	1.3	(5.1)	35.7	(0.8)	–	31.1	–	31.1
Settlement of call options	–	–	369.5	–	–	369.5	–	369.5
Settlement of warrants	–	–	(298.4)	–	–	(298.4)	–	(298.4)
Common stock issued for convertible notes exchange	37.7	–	600.3	–	–	638.0	–	638.0
Retirement of common stock purchased under the ASB	(25.8)	–	(474.3)	–	–	(500.1)	–	(500.1)
Extinguishment of equity component of convertible notes	–	–	(334.4)	–	–	(334.4)	–	(334.4)
Balance at December 31, 2010	**$307.2**	**$(425.7)**	**$ 568.2**	**$2,057.3**	**$(605.0)**	**$1,902.0**	**$ 3.5**	**$1,905.5**

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOOTNOTE 1

DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Newell Rubbermaid (the "Company") is a global marketer of consumer and commercial products that touch the lives of people where they work, live and play. The Company's products are marketed under a strong portfolio of brands, including Rubbermaid®, Graco®, Aprica®, Levolor®, Calphalon®, Goody®, Sharpie®, Paper Mate®, Dymo®, Parker®, Waterman®, Irwin®, Lenox® and Technical Concepts™. The Company's multi-product offering consists of well-known name-brand consumer and commercial products in three business segments: Home & Family; Office Products; and Tools, Hardware & Commercial Products.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company, its majority owned subsidiaries and variable interest entities where the Company is the primary beneficiary, after elimination of intercompany transactions.

Use of Estimates

The preparation of these financial statements requires the use of certain estimates by management in determining the Company's assets, liabilities, revenues and expenses and related disclosures. Actual results could differ from those estimates.

Reclassifications

Certain 2009 and 2008 amounts have been reclassified to conform to the 2010 presentation.

Concentration of Credit Risk

The Company sells products to customers in diversified industries and geographic regions and, therefore, has no significant concentrations of credit risk. The Company continuously evaluates the creditworthiness of its customers and generally does not require collateral.

The Company evaluates the collectibility of accounts receivable based on a combination of factors. When aware of a specific customer's inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position, the Company records a specific reserve for bad debt to reduce the related receivable to the amount the Company reasonably believes is collectible. The Company also records reserves for bad debt for all other customers based on a variety of factors, including the length of time the receivables are past due and historical collection experience. Accounts are also reviewed for potential write-off on a case-by-case basis. Accounts deemed uncollectible are written off, net of expected recoveries. If circumstances related to specific customers change, the Company's estimates of the recoverability of receivables could be further adjusted.

The Company's forward exchange contracts, cross-currency interest rate swaps and option contracts do not subject the Company to risk due to foreign exchange rate movement, because gains and losses on these instruments generally offset gains and losses on the assets, liabilities, and other transactions being hedged. The Company is exposed to credit-related losses in the event of non-performance by counterparties to certain derivative financial instruments. The Company does not obtain collateral or other security to support derivative financial instruments subject to credit risk, but monitors the credit standing of the counterparties.

The credit exposure that results from commodity, interest rate, foreign exchange and other derivatives is the fair value of contracts with a positive fair value as of the reporting date. The credit exposure on the Company's interest rate and foreign currency derivatives at December 31, 2010 was $42.3 million and $2.6 million, respectively. The credit exposure on the Company's commodity derivatives at December 31, 2010 was immaterial.

Sales Recognition

Sales of merchandise and freight billed to customers are recognized when title passes and all substantial risks of ownership change, which generally occurs either upon shipment or upon delivery based upon contractual terms. Sales are net of provisions for cash discounts, returns, customer discounts (such as volume or trade discounts), cooperative advertising and other sales-related discounts.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and highly liquid investments that have a maturity of three months or less when purchased.

Inventories

Inventories are stated at the lower of cost or market value using the last-in, first-out (LIFO) or first-in, first-out (FIFO) methods (see Footnote 5 for additional information). The Company reduces its inventory value for estimated obsolete and slow-moving inventory in an amount equal to the difference between the cost of inventory and the net realizable value based upon estimates about future demand and market conditions. As of December 31, 2010 and 2009, the Company's reserves for excess and obsolete inventory and shrink reserves totaled $70.7 million and $102.1 million, respectively. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Expenditures for maintenance and repairs are expensed as incurred. Depreciation expense is calculated principally on the straight-line basis. Useful lives determined by the Company are as follows: buildings and improvements (20-40 years) and machinery and equipment (3-12 years).

Goodwill and Other Indefinite-Lived Intangible Assets

The Company conducts its annual test for impairment of goodwill and indefinite-lived intangible assets in the third quarter because it coincides with its annual strategic planning process.

The Company evaluates goodwill for impairment annually at the reporting unit level, which is one level below the operating segment level. The Company also tests for impairment if events and circumstances indicate that it is more likely than not that the fair value of a reporting unit is below its carrying amount. If the carrying amount of the reporting unit is greater than the fair value, impairment may be present. The Company assesses the fair value of each reporting unit for its goodwill impairment test based on a discounted cash flow model, an earnings multiple or an actual sales offer received from a prospective buyer, if available. Estimates critical to the Company's fair value estimates using earnings multiples include the projected financial performance of the reporting unit and the applicable earnings multiple. Estimates critical to the Company's fair value estimates under the discounted cash flow model include the discount rate, projected average revenue growth, projected long-term growth rates in the determination of terminal values and product costs.

The Company measures the amount of any goodwill impairment based upon the estimated fair value of the underlying assets and liabilities of the reporting unit, including any unrecognized intangible assets, and estimates the implied fair value of goodwill. An impairment charge is recognized to the extent the recorded goodwill exceeds the implied fair value of goodwill.

The Company also evaluates indefinite-lived intangible assets (primarily trademarks and trade names) for impairment annually. The Company also tests for impairment if events and circumstances indicate that it is more likely than not that the fair value of an indefinite-lived intangible asset is below its carrying amount. Estimates critical to the Company's evaluation of indefinite-lived intangible assets for impairment include the discount rate, royalty rates used in its evaluation of trade names, projected average revenue growth and projected long-term growth rates in the determination of terminal values. An impairment charge is recorded if the carrying amount of an indefinite-lived intangible asset exceeds the estimated fair value on the measurement date.

See Footnote 7 for additional detail on goodwill and other intangible assets.

Other Long-Lived Assets

The Company tests its other long-lived assets for impairment in accordance with relevant authoritative guidance. The Company evaluates if impairment indicators related to its property, plant and equipment and other long-lived assets are present. These impairment indicators may include a significant decrease in the market price of a long-lived asset or asset group, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition, or a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group. If impairment indicators are present, the Company estimates the future cash flows for the asset or group of assets. The sum of the undiscounted future cash flows attributable to the asset or group of assets is compared to their carrying amount. The cash flows are estimated utilizing various projections of revenues and expenses, working capital and proceeds from asset disposals on a basis consistent with the strategic plan. If the carrying amount exceeds the sum of the undiscounted future cash flows, the Company determines the assets' fair value by discounting the future cash flows using a discount rate required for a similar investment of like risk and records an impairment charge as the difference between the fair value and the carrying value of the asset group. Generally, the Company performs its testing of the asset group at the product-line level, as this is the lowest level for which identifiable cash flows are available.

Shipping and Handling Costs

The Company records shipping and handling costs as a component of cost of products sold.

Product Liability Reserves

The Company has a self-insurance program for product liability that includes reserves for self-retained losses and certain excess and aggregate risk transfer insurance. The Company uses historical loss experience combined with actuarial evaluation methods, review of significant individual files and the application of risk transfer programs in determining required product liability reserves. The Company's actuarial evaluation methods take into account claims incurred but not reported when determining the Company's product liability reserve. While the Company believes that it has adequately reserved for these claims, the ultimate outcome of these matters may exceed the amounts recorded by the Company, and such additional losses may be material to the Company's Consolidated Financial Statements.

Product Warranties

In the normal course of business, the Company offers warranties for a variety of its products. The specific terms and conditions of the warranties vary depending upon the specific product and markets in which the products were sold. The Company accrues for the estimated cost of product warranty at the time of sale based on historical experience.

Advertising Costs

The Company expenses advertising costs as incurred. Cooperative advertising with customers is recorded in the Consolidated Financial Statements as a reduction of net sales and totaled $107.6 million, $112.6 million and $143.2 million for 2010, 2009 and 2008, respectively. All other advertising costs are recorded in selling, general and administrative expenses and totaled $152.9 million, $139.8 million and $201.2 million in 2010, 2009 and 2008, respectively.

Research and Development Costs

Research and development costs relating to both future and current products are charged to selling, general and administrative expenses as incurred. These costs totaled $128.8 million, $118.4 million and $119.5 million in 2010, 2009 and 2008, respectively.

Derivative Financial Instruments

Derivative financial instruments are generally used to manage certain commodity, interest rate and foreign currency risks. These instruments primarily include interest rate swaps, cross-currency interest rate swaps, forward exchange contracts and options. The Company's forward exchange contracts, options and cross-currency interest rate swaps do not subject the Company to exchange rate risk because gains and losses on these instruments generally offset gains and losses on the assets, liabilities, and other transactions being hedged. However, these instruments, when settled, impact the Company's cash flows from operations to the extent the underlying transaction being hedged is not simultaneously settled due to an extension, a renewal or otherwise.

On the date when the Company enters into a derivative, the derivative is designated as a hedge of the identified exposure. The Company measures effectiveness of its hedging relationships both at hedge inception and on an ongoing basis. No material ineffectiveness was recorded on designated hedges in 2010, 2009 and 2008.

Interest Rate Risk Management

Gains and losses on interest rate swaps designated as cash flow hedges, to the extent that the hedge relationship has been effective, are deferred in other comprehensive income (loss) and recognized in interest expense over the period in which the Company recognizes interest expense on the related debt instrument. Any ineffectiveness on these instruments is immediately recognized in interest expense in the period that the ineffectiveness occurs.

Interest rate swaps designated as fair value hedges include interest rate swaps on long-term debt, cross-currency interest rate swaps and forward exchange contracts. The Company records the fair value of interest rate swaps on long-term debt as an asset or liability with a corresponding adjustment to the carrying value of the debt. Any ineffectiveness on these instruments is immediately recognized in interest expense in the period that the ineffectiveness occurs. See foreign currency management below for discussion of cross-currency interest rate swaps and forward exchange contracts.

Gains or losses resulting from the early termination of interest rate swaps are deferred as an increase or decrease to the carrying value of the related debt and amortized as an adjustment to the yield of the related debt instrument over the remaining period originally covered by the swap. The cash received or paid relating to the termination of interest rate swaps is included in other as an operating activity in the Consolidated Statements of Cash Flows.

Foreign Currency Management

The Company utilizes forward exchange contracts and options to manage foreign exchange risk related to both known and anticipated intercompany transactions and third-party commercial transaction exposures of approximately one year in duration or less. For instruments designated as cash flow hedges, the effective portion of the changes in fair value of these instruments is reported in other comprehensive income (loss) and reclassified into earnings in the same period or periods in which the hedged transactions affect earnings. Any ineffective portion is immediately recognized in earnings. For instruments designated as fair value hedges, the changes in fair value are reported in earnings, generally offsetting the change in value of the underlying instrument being hedged.

The Company has historically utilized cross-currency interest rate swaps to hedge long-term intercompany financing transactions. Gains and losses related to qualifying forward exchange contracts, which hedge certain anticipated transactions, are recognized in other comprehensive income (loss) until the underlying transaction occurs.

The fair values of foreign currency hedging instruments are recorded in the captions Prepaid expenses and other, Other assets, Other accrued liabilities or Other noncurrent liabilities in the Consolidated Balance Sheets depending on the maturity of the Company's cross-currency interest rate swaps and forward contracts at December 31, 2010 and 2009. The earnings impact of cash flow hedges relating to forecasted purchases of inventory is generally reported in cost of products sold to match the underlying transaction being hedged. For hedged forecasted transactions, hedge accounting is discontinued if the forecasted transaction is no longer probable of occurring, in which case previously deferred hedging gains or losses would be recorded to earnings immediately.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at the rates of exchange in effect at year-end. The related translation adjustments are made directly to accumulated other comprehensive income (loss). Income and expenses are translated at the average monthly rates of exchange in effect during the year. Gains and losses from foreign currency transactions of these subsidiaries are included in net income (loss). International subsidiaries operating in highly inflationary economies remeasure nonmonetary assets at historical rates, while net monetary assets are remeasured at current rates, with the resulting remeasurememt adjustment included in net income (loss) as other expense, net.

The Company designates certain foreign currency denominated, long-term intercompany financing transactions as economic hedges of net investments in foreign operations and records the gain or loss on the transaction arising from changes in exchange rates as a translation adjustment to the extent the intercompany financing arrangement is effective as a hedge.

In December 2009, the Company ceased the use of the official exchange rate to translate assets, liabilities and income (loss) for its operations in Venezuela and instead began using the parallel exchange rate. Effective January 1, 2010, the Company accounted for Venezuela as a highly inflationary economy as the three-year cumulative inflation rate for Venezuela, using a blend of the Consumer Price Index associated with the city of Caracas and the National Consumer Price Index (developed commencing in 2008 and covering the entire country of Venezuela), exceeded 100%. Accounting standards require the functional currency of the foreign operations operating in highly inflationary economies to be the same as the reporting currency of the Company. Accordingly, the Company's Venezuelan subsidiary began using the U.S. Dollar as its functional currency on January 1, 2010. As a result of the change to a U.S. Dollar functional currency, monetary assets and liabilities denominated in Bolivar Fuertes generate income or expense for changes in value associated with parallel exchange rate fluctuations against the U.S. Dollar. From January 2010 to May 2010, the Company used the parallel market rate to determine the U.S. Dollar equivalent values of its Venezuelan subsidiary's transactions and balances. In May 2010, the Venezuelan government enacted reforms to its foreign currency exchange control regulations to close down the parallel exchange market. In early June 2010, the Venezuelan government introduced a newly regulated foreign currency exchange system, Transaction System for Foreign Currency Denominated Securities ("SITME"). Foreign currency exchange through SITME is allowed within a specified band of 4.5 to 5.3 Bolivar Fuerte to U.S. Dollar, but most of the exchanges have been executed at the rate of 5.3 Bolivar Fuerte to U.S. Dollar. The Company began applying the SITME rate of 5.3 Bolivar Fuerte to U.S. Dollar in May 2010. The transition to the SITME rate resulted in a foreign exchange gain of $5.6 million, which is recognized in other income for the year ended December 31, 2010.

The Company transitioned to the parallel market rate in December 2009 and has used the parallel market rate and SITME rate in 2010 because of indications that the Venezuelan government is not likely to provide substantial currency exchange at the official rate for companies importing nonessential products, as well as difficulties in obtaining approval for the conversion of local currency to U.S. Dollars at the official exchange rate (for imported products, royalties and distributions). The Company's Venezuelan subsidiary had approximately $29.5 million of net monetary assets denominated in Bolivar Fuertes as of December 31, 2010, which are subject to changes in value based on changes in the SITME rate.

Using predominantly the official rate for translation in 2009, the company's Venezuelan operations generated net sales of approximately $65.0 million and operating income of approximately $25.0 million in 2009. Net sales and operating income in 2010 declined approximately $49.0 million and $16.0 million, respectively, compared to 2009 due solely to the change in the exchange rate used to convert the Company's Venezuela results to U.S. Dollars from predominately the official exchange rate in 2009 to the parallel market rate and SITME rate in 2010.

Income Taxes

The Company accounts for deferred income taxes using the asset and liability approach. Under this approach, deferred income taxes are recognized based on the tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as measured by current enacted tax rates. Valuation allowances are recorded to reduce the deferred tax assets to an amount that will more likely than not be realized. No provision is made for the U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries that are considered to be permanently invested.

The Company's income tax provisions are based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. Although the Company believes that the positions taken on previously filed tax returns are reasonable, it has established tax and interest reserves in recognition that various taxing authorities may challenge the positions taken, which could result in additional liabilities for taxes and interest. The Company regularly reviews its deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies.

The authoritative guidance requires application of a "more likely than not" threshold to the recognition and derecognition of tax positions. The Company's ongoing assessments of the more likely than not outcomes of tax authority examinations and related tax positions require significant judgment and can increase or decrease the Company's effective tax rate, as well as impact operating results.

Stock-Based Compensation

Stock-based compensation expense is adjusted for estimated forfeitures and is recognized on a straight-line basis over the requisite service period of the award, which is generally three to five years for stock options and three years for restricted stock, restricted stock units and performance share awards. The Company estimates future forfeiture rates based on its historical experience. See Footnote 15 for additional information.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss is recorded within stockholders' equity and encompasses foreign currency translation adjustments, gains (losses) on derivative instruments and unrecognized pension and other postretirement costs. The following table displays the components of accumulated other comprehensive loss as of and for the year ended December 31, 2010 *(in millions)*:

	Foreign Currency Translation Loss	Unrecognized Pension & Other Postretirement Costs, Net of Tax	After-Tax Derivative Hedging Gain (Loss)	Accumulated Other Comprehensive Loss
Balance at December 31, 2009	$ (166.3)	$ (418.4)	$ (0.5)	$ (585.2)
Current year change	(13.1)	(7.0)	0.3	(19.8)
Balance at December 31, 2010	**$(179.4)**	**$(425.4)**	**$(0.2)**	**$(605.0)**

Noncontrolling Interests

In 2009, in conjunction with its adoption of the Financial Accounting Standards Board's ("FASB") accounting and disclosure guidance for noncontrolling interests, the Company also adopted certain authoritative guidance applicable for all noncontrolling interests where the Company is required to purchase noncontrolling interests in a consolidated subsidiary from the noncontrolling interest holder at a specified future date, and the purchase is outside the Company's control. The Company was required to purchase the noncontrolling interest in an international subsidiary at fair value, $28.2 million, in 2009. In connection with the adoption of this guidance, the stockholders' equity as of December 31, 2008 and 2007 has been adjusted to reflect the estimated fair value of the noncontrolling interest the Company was required to purchase, $28.2 million, as a decrease in retained earnings. The following table summarizes the impact of the retrospective adoption of the accounting guidance on the Company's retained earnings as of December 31, *(in millions)*:

	2008		2007	
	Retained Earnings	Stockholders' Equity Attributable to Noncontrolling Interests	Retained Earnings	Stockholders' Equity Attributable to Noncontrolling Interests
As previously reported	$1,634.8	$ —	$1,922.7	$ —
Minority interest (noncontrolling interests) in consolidated subsidiaries	—	2.6	—	3.0
Fair value of noncontrolling interest the Company is required to purchase	(28.2)	—	(28.2)	—
As adjusted	$1,606.6	$2.6	$1,894.5	$3.0

Subsequent Events

No significant events occurred subsequent to the balance sheet date but prior to the issuance of the financial statements that would have a material impact on the Consolidated Financial Statements.

Recent Accounting Pronouncements

In January 2010, the FASB issued new accounting guidance related to the disclosure requirements for fair value measurements and clarified existing disclosure requirements. More specifically, this update requires (a) an entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers, and (b) information about purchases, sales, issuances and settlements to be presented separately, on a gross basis rather than net, in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This guidance clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The new disclosures and clarifications of existing disclosure were effective beginning January 1, 2010, except for the disclosure requirements related to the purchases, sales, issuances and settlements in the rollforward activity of Level 3 fair value measurements, which are effective for the Company on January 1, 2011. The adoption of this guidance is not expected to have a material impact on the Company's financial statements.

FOOTNOTE 2
ACQUISITIONS

Technical Concepts

On April 1, 2008, the Company acquired 100% of the outstanding limited liability company interests of Technical Concepts Holdings, LLC ("Technical Concepts") for $452.7 million, which includes transaction costs and the repayment of Technical Concepts' outstanding debt obligations at closing. Technical Concepts provides touch-free and automated restroom hygiene systems in the away-from-home washroom category. The Technical Concepts acquisition gives the Company's Rubbermaid Commercial Products business an entry into the away-from-home washroom market and fits within the Company's strategy of leveraging its existing sales and marketing capabilities across additional product categories. In addition, with approximately 40% of its sales outside the U.S., Technical Concepts increased the global footprint of the Company's Rubbermaid Commercial Products business.

This acquisition was accounted for using the purchase method of accounting and accordingly, the Company allocated the total purchase price to the identifiable tangible and intangible assets acquired and liabilities assumed based on their estimated fair values on the date of acquisition. Based on the purchase price allocation, the Company allocated $48.1 million of the purchase price to identified tangible net assets and $93.5 million of the purchase price to identified intangible assets. The Company recorded the excess of the purchase price over the aggregate fair values of $311.1 million as goodwill. Technical Concepts' results of operations are included in the Company's Consolidated Financial Statements since the acquisition date. Pro forma results of operations for historical periods would not be materially different and therefore are not presented.

Aprica

On April 1, 2008, the Company acquired substantially all of the assets of Aprica Childcare Institute Aprica Kassai, Inc. ("Aprica"), a maker of strollers, car seats and other children's products, headquartered in Osaka, Japan. The Company acquired Aprica's assets for $145.7 million, which includes transaction costs and the repayment of Aprica's outstanding debt obligations at closing. Aprica is a Japanese brand of premium strollers, car seats and other related juvenile products. The acquisition provides the opportunity for the Company's Baby & Parenting Essentials business to broaden its presence worldwide, including expanding the scope of Aprica's sales outside Asia. The closing of the purchase of Aprica's operations in China occurred in October 2008, and the assets acquired and liabilities assumed are included in the amount of net liabilities acquired and goodwill recorded in the Aprica acquisition; however, the impact of the acquisition of Aprica's China operations did not significantly impact the overall Aprica purchase price allocation.

This acquisition was accounted for using the purchase method of accounting and accordingly, the Company allocated the total purchase price to the identifiable tangible and intangible assets acquired and liabilities assumed based on their estimated fair values on the date of acquisition. Based on the purchase price allocation, the Company allocated $(34.7) million of the purchase price to identified tangible net liabilities and $57.0 million of the purchase price to identified intangible assets. The Company recorded the excess of the purchase price over the aggregate fair values of $123.4 million as goodwill. Aprica's results of operations are included in the Company's Consolidated Financial Statements since the acquisition date. Pro forma results of operations for historical periods would not be materially different and therefore are not presented.

Endicia

On July 1, 2007, the Company acquired all of the outstanding equity interests of PSI Systems, Inc. ("Endicia"), provider of Endicia Internet Postage, for $51.2 million plus related acquisition costs and contingent payments of up to $25.0 million based on future revenues. In 2009 and 2010, the Company paid $10.0 million and $1.5 million, respectively, of the contingent payments based on Endicia's revenues, and an additional $12.5 million may be paid in periods subsequent to December 31, 2010 based on Endicia's future revenues. This acquisition was accounted for using the purchase method of accounting.

Endicia is party to a lawsuit filed against it alleging patent infringement which was filed on November 22, 2006 in the U.S. District Court for the Central District of California. In this case, Stamps.com seeks unspecified damages, attorneys' fees and injunctive relief in order to prevent Endicia from continuing to engage in activities that are alleged to infringe on Stamps.com's patents. The court granted Endicia's motion for summary judgment, and the matter is on appeal to the U.S. Federal Circuit Court of Appeals. An unfavorable outcome in this litigation could materially adversely affect the Endicia business.

FOOTNOTE 3
STOCKHOLDERS' EQUITY

During 2010, the Company executed a series of transactions pursuant to a Capital Structure Optimization Plan (the "Plan") in order to simplify the Company's capital structure, lower interest costs and reduce potential future dilution from the convertible notes due 2014 (the "Convertible Notes") and the associated hedge and warrant transactions (see Footnotes 9 and 10 of the Notes to Consolidated Financial Statements). The Plan included the issuance of $550.0 million of 4.70% senior notes due 2020. The Company used the proceeds from the sale of the notes, cash on hand and short-term borrowings to fund the repurchase of $500.0 million of shares of its common stock through an accelerated stock buyback program; to complete a cash tender offer for any and all of the $300.0 million principal amount of outstanding 10.60% notes due 2019; and to exchange common stock and cash for any and all of the $345.0 million principal amount of outstanding Convertible Notes. In addition, the Plan contemplated the settlement of the convertible note hedge and warrant transactions entered into in connection with the issuance of the Convertible Notes in March 2009.

On August 2, 2010, the Company entered into an accelerated stock buyback program (the "ASB") with Goldman, Sachs & Co. ("Goldman Sachs"). Under the ASB, on August 10, 2010, the Company paid Goldman Sachs an initial purchase price of $500.0 million, and Goldman Sachs delivered to the Company approximately 25.8 million shares of common stock, representing approximately 80% of the shares expected to be purchased under the program at the time the program was announced. Goldman Sachs delivered the initial amount of shares on August 10, 2010, based on a per share amount of $15.50. The Company retired the 25.8 million shares received under the ASB, and since the Company's additional paid-in capital attributable to common stock was greater than $500.0 million at the time such shares were retired, the repurchase and retirement of shares was recorded as a reduction to common stock and additional paid-in capital. The number of shares that the Company ultimately purchases under the ASB will be determined based on the average of the daily volume-weighted average share prices of the common stock over the course of a calculation period and is subject to certain adjustments. Upon settlement following the end of the calculation period, Goldman Sachs will deliver additional shares to the Company so that the aggregate value of the shares initially delivered plus such additional shares, based on the final price, is $500.0 million. Alternatively, if the value of the shares initially delivered, based on the final price, exceeds $500.0 million, the Company will deliver cash or shares of common stock (at the Company's election) to Goldman Sachs for the excess. The calculation period is scheduled to run from August 11, 2010 until March 21, 2011 and is subject to suspension.

On August 17, 2010, the Company commenced an exchange offer for its $345.0 million outstanding principal amount of Convertible Notes (the "Exchange Offer"). The Company offered to exchange 116.198 shares of its common stock and a cash payment of $160 for each $1,000 principal amount of Convertible Notes tendered in the Exchange Offer. Holders of the Convertible Notes exchanged $324.7 million principal amount of Convertible Notes in the Exchange Offer. The Company issued approximately 37.7 million shares of its common stock valued at $638.0 million and paid approximately $52.0 million of cash in exchange for the $324.7 million principal amount of Convertible Notes and retired the Convertible Notes received in the Exchange Offer. The value of the shares issued in connection with the Exchange Offer, $638.0 million, increased stockholders' equity, and the value of the equity component of the Convertible Notes received and extinguished in the Exchange Offer, $334.4 million, reduced stockholders' equity during 2010. See Footnote 9 of the Notes to Consolidated Financial Statements for further information. The Company settled the convertible note hedge and warrant transactions with the counterparties and received $369.5 million from the counterparties for the value of the convertible note hedge and paid the counterparties $298.4 million for the warrants. See Footnote 10 of the Notes to Consolidated Financial Statements for further information.

FOOTNOTE 4
RESTRUCTURING COSTS

European Transformation Plan

In June 2010, the Company announced a program to simplify and centralize its European business (the "European Transformation Plan"). The European Transformation Plan includes initiatives designed to transform the European organizational structure and processes to centralize certain operating activities, improve performance, leverage the benefits of scale and to contribute to a more efficient and cost-effective implementation of an enterprise resource planning system in Europe, all with the aim of increasing operating margin in the European region to at least ten percent.

The European Transformation Plan is expected to be completed in 2012 and is expected to result in cumulative restructuring charges totaling between $40 and $45 million, substantially all of which are employee-related cash costs, including severance, retirement, and other termination benefits and relocation costs. The Company also expects to incur an additional $70 to $75 million of selling, general and administrative expenses to implement the European Transformation Plan. During 2010, restructuring-related charges incurred in connection with the European Transformation Plan were $15.2 million, and these charges are included in selling, general and administrative expenses in the Consolidated Statements of Operations and are reflected in the Europe, Middle East and Africa operating income (loss) for 2010 in Footnote 19 of the Notes to Consolidated Financial Statements. Restructuring charges incurred during 2010 were not material. The Company expects all restructuring and restructuring-related costs under the European Transformation Plan to be substantially incurred by the end of the year ending December 31, 2011.

Project Acceleration

In 2005, the Company announced a global initiative referred to as Project Acceleration aimed at strengthening and transforming the Company's portfolio. Project Acceleration is designed to reduce manufacturing overhead, better align the Company's distribution and transportation processes to achieve logistical excellence, and reorganize the Company's overall business structure to align with the Company's core organizing concept, the global business unit, to achieve best total cost. In July 2008, the Company expanded Project Acceleration to include initiatives to exit certain product categories to create a more focused and more profitable platform for growth by eliminating selected low-margin, commodity-like, mostly resin-intensive product categories and reduce the Company's exposure to volatile commodity markets, particularly resin. The implementation of Project Acceleration was complete as of December 31, 2010, with cumulative restructuring costs over the life of the initiative totaling $498.4 million.

The table below summarizes the restructuring costs recognized for Project Acceleration restructuring activities for continuing operations for the years ended December 31, *(in millions)*:

	2010	2009	2008	**Since Inception Through December 31, 2010**
Facility and other exit costs	**$ 6.0**	$ 32.4	$ 46.1	**$178.4**
Employee severance, termination benefits and relocation costs	**53.6**	48.8	57.5	**241.0**
Exited contractual commitments and other	**17.9**	18.8	13.6	**79.0**
	$77.5	$100.0	$117.2*	**$498.4**

* During 2008, the Company recorded $3.1 million of restructuring charges relating to its 2001 Restructuring Plan, which is not included in the table above but is included in total restructuring costs for the year ended December 31, 2008.

Restructuring provisions were determined based on estimates prepared at the time the restructuring actions were approved by management, are periodically updated for changes and also include amounts recognized as incurred. Costs incurred include cash payments and the impairment of assets associated with vacated facilities. Impairments included in restructuring charges totaled $6.0 million, $32.4 million and $46.1 million for the years ended December 31, 2010, 2009 and 2008, respectively. The impaired assets include vacated land and buildings, land and buildings for which a plan exists to vacate and dispose of the facility, and machinery and equipment to be sold or otherwise disposed of prior to the end of its original estimated useful life. The impairments primarily result from the consolidation of manufacturing activities as well as the increased use of sourcing partners.

A summary of the Company's accrued restructuring reserves for continuing operations as of and for the years ended December 31, 2010 and 2009, respectively, is as follows *(in millions)*:

	December 31, 2009 Balance	Provision	Costs Incurred	**December 31, 2010 Balance**
Facility exit costs, including impairments	$ —	$ 6.0	$ (6.0)	$ —
Employee severance, termination benefits and relocation costs	23.3	53.6	(54.7)	22.2
Exited contractual commitments and other	11.8	17.9	(18.4)	11.3
	$35.1	$77.5	$(79.1)	$33.5

	December 31, 2008 Balance	Provision	Costs Incurred	December 31, 2009 Balance
Facility exit costs, including impairments	$ —	$ 32.4	$ (32.4)	$ —
Employee severance, termination benefits and relocation costs	30.7	48.8	(56.2)	23.3
Exited contractual commitments and other	20.3	18.8	(27.3)	11.8
	$51.0	$100.0	$(115.9)	$35.1

The table below shows restructuring costs recognized for Project Acceleration restructuring activities for the years ended December 31, aggregated by reportable business segment *(in millions)*:

Segment	**2010**	2009	2008	**Since Inception Through December 31, 2010**
Home & Family	**$13.7**	$ 24.0	$ 43.5	**$144.8**
Office Products	**24.2**	34.8	35.6	**186.9**
Tools, Hardware & Commercial Products	**9.5**	16.6	20.4	**88.4**
Corporate	**30.1**	24.6	17.7	**78.3**
	$77.5	$100.0	$117.2	**$498.4**

The following table depicts the changes in accrued restructuring reserves for Project Acceleration for the years ended December 31, 2010 and 2009, respectively, aggregated by reportable business segment *(in millions)*:

Segment	December 31, 2009 Balance	Provision	Costs Incurred	**December 31, 2010 Balance**
Home & Family	$ 8.0	$13.7	$(17.7)	**$ 4.0**
Office Products	15.7	24.2	(28.8)	**11.1**
Tools, Hardware & Commercial Products	3.9	9.5	(8.6)	**4.8**
Corporate	7.5	30.1	(24.0)	**13.6**
	$35.1	$77.5	$(79.1)	**$33.5**

Segment	December 31, 2008 Balance	Provision	Costs Incurred	December 31, 2009 Balance
Home & Family	$ 6.1	$ 24.0	$ (22.1)	$ 8.0
Office Products	17.5	34.8	(36.6)	15.7
Tools, Hardware & Commercial Products	16.5	16.6	(29.2)	3.9
Corporate	10.9	24.6	(28.0)	7.5
	$51.0	$100.0	$(115.9)	$35.1

Cash paid for all restructuring activities was $72.8 million, $84.0 million and $60.9 million for 2010, 2009 and 2008, respectively.

FOOTNOTE 5
INVENTORIES, NET

The components of net inventories were as follows as of December 31, *(in millions)*:

	2010	2009
Materials and supplies	**$116.8**	$118.5
Work in process	**101.0**	141.6
Finished products	**483.8**	428.1
	$701.6	$688.2

Inventory costs include direct materials, direct labor and manufacturing overhead, or when finished goods are sourced, the cost is the amount paid to the third party. Cost of certain domestic inventories (approximately 52.0% and 51.7% of gross inventory costs at December 31, 2010 and 2009, respectively) was determined by the LIFO method; for the balance, cost was determined using the FIFO method. As of December 31, 2010 and 2009, LIFO reserves were $30.1 million and $24.2 million, respectively. The net income recognized by the Company related to the liquidation of LIFO-based inventories in 2010 and 2009 was $8.7 million and $16.9 million, respectively, and the income recognized by the Company related to the liquidation of LIFO-based inventories in 2008 was not material.

FOOTNOTE 6
PROPERTY, PLANT & EQUIPMENT, NET

Property, plant and equipment, net consisted of the following as of December 31, *(in millions)*:

	2010	2009
Land	**$ 32.4**	$ 39.4
Buildings and improvements	**370.0**	414.7
Machinery and equipment	**1,709.8**	1,723.5
	2,112.2	2,177.6
Accumulated depreciation	**(1,582.9)**	(1,599.5)
	$ 529.3	$ 578.1

Depreciation expense was $118.0 million, $122.1 million and $131.1 million in 2010, 2009 and 2008, respectively.

FOOTNOTE 7
GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A summary of changes in the Company's goodwill by reportable business segment is as follows for the year ended December 31, *(in millions)*:

Segment	December 31, 2009 Balance	Acquisitions	Impairment Charges	Foreign Currency and Other[1]	**December 31, 2010 Balance**
Home & Family	$ 648.7	$ –	$ –	$ 13.9	**$ 662.6**
Office Products	1,149.5	–	–	(13.8)	**1,135.7**
Tools, Hardware & Commercial Products	956.1	–	–	(4.9)	**951.2**
	$2,754.3	$ –	$ –	$ (4.8)	**$2,749.5**

Segment	December 31, 2008 Balance	Acquisitions	Impairment Charges	Foreign Currency and Other[1]	December 31, 2009 Balance
Home & Family	$ 652.0	$ –	$ –	$ (3.3)	$ 648.7
Office Products	1,088.4	–	–	61.1	1,149.5
Tools, Hardware & Commercial Products	958.5	–	–	(2.4)	956.1
	$2,698.9	$ –	$ –	$55.4	$2,754.3

(1) Office Products includes $1.5 million and $10.0 million of contingent payments in 2010 and 2009, respectively, based on Endicia's revenues.

Other intangible assets, net consisted of the following as of December 31, *(in millions)*:

	2010			2009		
	Gross Carrying Amount	**Accumulated Amortization**	**Net Book Value**	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Trade names — indefinite life	**$317.7**	**$ N/A**	**$317.7**	$320.5	$ N/A	$320.5
Trade names — other	**46.2**	**(23.2)**	**23.0**	41.6	(18.9)	22.7
Capitalized software	**317.2**	**(100.8)**	**216.4**	262.9	(77.0)	185.9
Other[2]	**207.6**	**(116.4)**	**91.2**	206.7	(89.6)	117.1
	$888.7	**$(240.4)**	**$648.3**	$831.7	$(185.5)	$646.2

The table below summarizes the Company's amortization periods for other intangible assets, including capitalized software, as of December 31, 2010:

	Weighted-Average Amortization Period	Amortization Periods
Trade names — indefinite life	N/A	N/A
Trade names — other	11 years	5—20 years
Capitalized software	10 years	3—12 years
Other[2]	8 years	3—14 years
	9 years	

(2) Other consists primarily of patents and customer lists with net book values of $32.8 million and $58.4 million, respectively, as of December 31, 2010.

Amortization expense for intangible assets, including capitalized software, was $54.3 million, $53.0 million and $52.2 million in 2010, 2009 and 2008, respectively.

As of December 31, 2010, the aggregate estimated intangible amortization amounts for the succeeding five years are as follows *(in millions)*:

	2011	2012	2013	2014	2015
	$47.5	$44.3	$37.9	$36.4	$30.4

Actual amortization expense to be reported in future periods could differ materially from these estimates as a result of acquisitions, changes in useful lives and other relevant factors.

FOOTNOTE 8
OTHER ACCRUED LIABILITIES

Accrued liabilities included the following as of December 31, *(in millions)*:

	2010	2009
Customer accruals	**$280.9**	$237.5
Accruals for manufacturing, marketing and freight expenses	**108.9**	99.9
Accrued self-insurance liability	**73.1**	82.5
Accrued pension, defined contribution and other postretirement benefits	**45.3**	49.8
Accrued contingencies, primarily legal, environmental and warranty	**39.1**	44.9
Accrued restructuring (See Footnote 4)	**33.5**	33.3
Other	**117.4**	108.1
Other accrued liabilities	**$698.2**	$656.0

Customer accruals are promotional allowances and rebates, including cooperative advertising, given to customers in exchange for their selling efforts and volume purchased. The self-insurance accrual is primarily casualty liabilities such as workers' compensation, general and product liability and auto liability, and is estimated based upon historical loss experience combined with actuarial evaluation methods, review of significant individual files and the application of risk transfer programs.

FOOTNOTE 9
DEBT

The following is a summary of outstanding debt as of December 31, *(in millions)*:

	2010	2009
Medium-term notes (original maturities generally ranging from 5 to 10 years, average stated interest rate of 5.62% as of December 31, 2010)	**$1,623.0**	$1,426.6
Term loan	**150.0**	350.0
Convertible notes	**17.5**	284.3
Junior convertible subordinated debentures	**436.7**	436.7
Commercial paper	**34.0**	–
Receivables facility	**100.0**	–
Other debt	**7.7**	11.2
Total debt	**2,368.9**	2,508.8
Short-term debt	**(135.0)**	(0.6)
Current portion of long-term debt	**(170.0)**	(492.9)
Long-term debt	**$2,063.9**	$2,015.3

During 2010, the Company's average commercial paper obligations outstanding were $24.9 million at an average interest rate of 1.6%, which includes fees and commissions. The Company had no commercial paper obligations outstanding during 2009.

The aggregate maturities of debt outstanding, based on the earliest date the obligation may become due, are as follows as of December 31, 2010 *(in millions)*:

2011	2012	2013	2014	2015	Thereafter	Total
$305.0	$260.5	$517.5	$ –	$ –	$1,285.9	$2,368.9

Medium-Term Notes

The Company's outstanding medium-term notes consisted of the following principal amounts and interest rate swap values as of December 31, *(in millions)*:

	2010	2009
6.75% senior notes due 2012	**$ 250.0**	$ 250.0
5.50% senior notes due 2013	**500.0**	500.0
6.25% senior notes due 2018	**250.0**	250.0
10.60% senior notes due 2019	**20.7**	293.1
4.70% senior notes due 2020	**550.0**	–
6.11% senior notes due 2028	**10.0**	10.0
4.00% senior notes due 2010	**–**	105.1
Interest rate swaps	**42.3**	18.4
Total medium-term notes	**$1,623.0**	$1,426.6

As of December 31, 2010, the Company had entered into fixed-for-floating interest rate swaps designated as fair value hedges. The interest rate swaps relate to $1.0 billion of the principal amount of the medium-term notes and result in the Company effectively paying a floating rate of interest on the medium-term notes subject to the interest rate swaps. The medium-term note balances at December 31, 2010 and 2009 include mark-to-market adjustments of $42.3 million and $18.4 million, respectively, to record the fair value of the hedges of the fixed-rate debt, and the mark-to-market adjustments had the effect of increasing the reported value of the medium-term notes. The interest rate swaps had the effect of reducing interest expense by $30.3 million and $26.1 million for the years ended December 31, 2010 and 2009, respectively, compared to the stated rates of the underlying medium-term notes.

In connection with the Capital Structure Optimization Plan (the "Plan"), the Company completed the offering and sale of $550.0 million aggregate principal amount of 4.70% senior unsecured notes with a maturity of August 2020 (the "Notes") in August 2010. The net proceeds from this offering were $544.9 million, which together with cash on hand and short-term borrowings were used to fund the repurchase of $500.0 million of shares of the Company's common stock through the ASB and to complete a cash tender offer for any and all of the $300.0 million principal amount of outstanding 10.60% notes due 2019. The Notes are unsecured and unsubordinated obligations of the Company and equally rank with all of its existing and future senior unsecured debt. The Notes may be redeemed by the Company at any time, in whole or in part, at a redemption price plus accrued and unpaid interest to the date of redemption. The redemption price is equal to the greater of (1) 100% of the principal amount of the Notes being redeemed on the redemption date and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of any payments of interest accrued through the date of the redemption), discounted to the date of redemption on a semi-annual basis at a specified rate. The Notes also contain a provision that allows holders of the Notes to require the Company to repurchase all or any part of the Notes if a change of control triggering event occurs. Under this provision, the repurchase of the Notes will occur at a purchase price of 101% of the outstanding principal amount, plus accrued and unpaid interest, if any, on such Notes to the date of repurchase. The Notes are classified as long-term debt in the Company's Consolidated Balance Sheet at December 31, 2010 based on their 2020 maturity date.

In March 2009, the Company completed the offering and sale of $300.0 million aggregate principal amount of 10.60% senior unsecured notes with a maturity of April 2019 (the "10.60% Notes"). Interest on the Notes is payable semi-annually on April 15 and October 15. The Company realized net proceeds from the offering of the 10.60% Notes of $290.2 million, which were used to complete the 2009 Tender Offers (as such term is defined below) and for general corporate purposes. In connection with the Plan, the Company conducted and completed a cash tender offer (the "Tender Offer") in August 2010 through which it repurchased $279.3 million of the $300.0 million aggregate principal amount outstanding of 10.60% Notes. The Company repurchased the 10.60% Notes at a fixed cash purchase price of $1,437.50 per $1,000 principal amount of the Notes and also paid all accrued and unpaid interest on the Notes repurchased pursuant to the Tender Offer. As a result of premiums paid and fees incurred associated with the Tender Offer and the write-off of unamortized issuance costs, the Company recorded a pretax loss of $131.4 million, which is reflected in losses related to extinguishments of debt in the Consolidated Statements of Operations for the year ended December 31, 2010. The $402.2 million cash paid to complete the Tender Offer is included as payments on and for the settlement of notes payable and debt in the Consolidated Statement of Cash Flows for the year ended December 31, 2010. The remaining $20.7 million principal amount outstanding of the 10.60% Notes is classified as long-term debt due to its maturity in 2019.

In 2009, the Company conducted and completed tender offers through which it repurchased $180.1 million of the $250.0 million aggregate principal amount outstanding of 4.625% notes due December 2009 and $144.9 million of the $250.0 million aggregate principal amount outstanding of 4.000% notes due May 2010 (the "2009 Tender Offers"). As a result of premiums paid and fees incurred associated with the 2009 Tender Offers, the Company recorded a pretax loss of $4.7 million, which is included in losses related to extinguishments of debt in the Consolidated Statements of Operations for the year ended December 31, 2009. The $329.7 million paid to complete the 2009 Tender Offers is included as payments on and for the settlement of notes payable and debt in the Consolidated Statement of Cash Flows for the year ended December 31, 2009. The Company repaid the remaining $69.9 million principal amount outstanding of the $250.0 million 4.625% notes in December 2009 and the remaining $105.1 million principal amount outstanding of the $250.0 million 4.000% notes in May 2010.

In March 2008, the Company completed the offering and sale of senior unsecured notes, consisting of $500.0 million in 5.50% senior unsecured notes with a maturity of April 15, 2013 and $250.0 million in 6.25% senior unsecured notes with a maturity of April 15, 2018 (collectively, the "Senior Unsecured Notes"). Interest on the Senior Unsecured Notes is payable semi-annually on April 15 and October 15. Net proceeds from this offering were used to fund acquisitions, repay debt and for general corporate purposes. The Senior Unsecured Notes are unsecured and unsubordinated obligations of the Company and equally ranked with all of its existing and future senior unsecured debt. The Senior Unsecured Notes may be redeemed by the Company at any time, in whole or in part, at a redemption price plus accrued interest to the date of redemption. The redemption price is equal to the greater of (i) 100% of the principal amount of the Senior Unsecured Notes being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of any payments of interest accrued through the date of the redemption), discounted to the date of redemption on a semi-annual basis at a specified rate. The Senior Unsecured Notes also contain a provision that allows holders of the Senior Unsecured Notes to require the Company to repurchase all or any part of the Senior Unsecured Notes if a change of control triggering event occurs. Under this provision, the repurchase of the Senior Unsecured Notes will occur at a purchase price of 101% of the outstanding principal amount, plus accrued and unpaid interest, if any, on such Senior Unsecured Notes to the date of purchase. The Senior Unsecured Notes are classified as long-term debt in the Company's Consolidated Balance Sheet at December 31, 2010 and 2009 based on their April 2013 and April 2018 maturity dates.

In July 2008, note holders owning $65.0 million of the Company's $75.0 million of outstanding medium-term notes, issued in July 1998 and due July 2028, exercised their put option, which entitled the holders of the notes to require the Company to repay the notes at par. As a result, the Company repaid $65.0 million of the outstanding notes in July 2008. The remaining $10.0 million were not put to the Company and continue to bear interest at 6.11% through maturity in July 2028. The Company utilized its commercial paper program to fund the redemption of the notes. The $10.0 million of outstanding notes are classified as long-term debt in the Company's Consolidated Balance Sheet at December 31, 2010 and 2009 based on their July 2028 maturity date.

In July 2008, the Company redeemed its $250.0 million of Reset notes due July 2028, and recorded a loss on the extinguishment of the Reset notes of $52.2 million associated with the purchase of the remarketing option embedded in the Reset notes. The Company utilized its commercial paper program to fund the redemption of the Reset notes and the purchase of the remarketing option. The loss on extinguishment of $52.2 million is included in losses related to extinguishments of debt in the Consolidated Statement of Operations for the year ended December 31, 2008. The $302.2 million aggregate amount paid to redeem the Reset notes is included as payments on and for the settlement of notes payable and debt in the Consolidated Statement of Cash Flows for the year ended December 31, 2008. The Company did not have any Reset notes outstanding as of December 31, 2010 or 2009.

As of December 31, 2010, the Company has one additional series of medium-term notes with aggregate principal amount of $250.0 million outstanding with a coupon rate of 6.75% that matures in March 2012.

Term Loan

In September 2008, the Company entered into a $400.0 million credit agreement (the "Agreement"), under which the Company received an unsecured three-year term loan in the amount of $400.0 million (the "Term Loan"). The Company repaid $100.0 million of the principal amount of the Term Loan in September 2010 and made a $100.0 million prepayment of the principal amount in December 2010. As of December 31, 2010, the Company is required to repay the remaining outstanding principal amount of $150.0 million in September 2011, the maturity date. Borrowings under the Agreement bear interest at a rate of LIBOR plus a spread that is determined based on the credit rating of the Company, and interest is payable no less frequently than monthly. The $150.0 million of outstanding borrowings under the Agreement at December 31, 2010 bear interest at the rate of 2.3%. The Agreement has covenants similar to those in the Company's syndicated revolving credit facility, including, among other things, the maintenance of interest coverage and total indebtedness to total capital ratios and a limitation on the amount of indebtedness subsidiaries may incur, and the Company was in compliance with such covenants as of December 31, 2010. Net proceeds from the Term Loan were used to repay outstanding commercial paper and for general corporate purposes.

Convertible Notes

In March 2009, the Company issued $345.0 million of Convertible Notes. The Convertible Notes bear interest at a rate of 5.5% per year, which is payable semi-annually, and the Convertible Notes mature on March 15, 2014. The Convertible Notes are convertible at an initial conversion rate of 116.198 shares of the Company's common stock per $1,000 principal amount of Convertible Notes (representing an initial conversion price of approximately $8.61 per share of common stock), subject to adjustment in certain circumstances. Upon conversion, a holder will receive cash up to the aggregate principal amount of the Convertible Notes converted, and cash, shares of common stock or a combination thereof (at the Company's election) in respect of the conversion value above the Convertible Notes' principal amount, if any. The Company entered into convertible note hedge transactions upon issuance to reduce the Company's cost of the conversion option (see Footnote 10). Net proceeds from this offering were used to complete the convertible note hedge transactions and the 2009 Tender Offers and to repay debt and for general corporate purposes.

Accounting standards require the Company, as issuer of the Convertible Notes, to separately account for the liability and equity components of the Convertible Notes in a manner that reflects the Company's nonconvertible debt borrowing rate at the date of issuance when interest cost is recognized in subsequent periods. The Company allocated $69.0 million of the $345.0 million principal amount of the Convertible Notes to the equity component, which represents a discount to the debt to be amortized into interest expense using the effective interest method through the maturity of the Convertible Notes. Accordingly, the Company's effective interest rate on the Convertible Notes was 10.8%.

In August 2010, in connection with the Plan, the Company commenced an exchange offer for its $345.0 million outstanding principal amount of the Convertible Notes, for newly issued shares of its common stock and cash (the "Exchange Offer"). In accordance with the terms of the Exchange Offer, for each $1,000 principal amount of the Convertible Notes offered for exchange, a holder received 116.198 shares of the Company's common stock, a cash payment of $160, and accrued and unpaid interest up to the settlement date. In the aggregate, the holders of Convertible Notes offered to exchange $324.7 million principal amount of the Convertible Notes. The Company paid approximately $52.0 million in cash and also issued approximately 37.7 million shares of the Company's common stock for all the Convertible Notes validly offered for exchange pursuant to the Exchange Offer. The Company determined that the fair value of total consideration (including cash) paid to the holders of Convertible Notes, using the fair market value of common stock at settlement, was $690.0 million. In accordance with the applicable authoritative accounting guidance, the Company determined the fair value of the liability component of the Convertible Notes received in the Exchange Offer, with the residual value representing the equity component. The excess of the fair value of the liability component, or $356.0 million, over the carrying value of the Convertible Notes exchanged, $275.5 million, was recognized as a loss related to the extinguishment of debt. Including fees incurred associated with the Exchange Offer and the write-off of unamortized issuance costs, the Company recorded a pretax loss of $87.2 million upon the settlement of the Exchange Offer, which is included in losses related to extinguishments of debt in the Consolidated Statements of Operations for the year ended December 31, 2010.

Because the last reported sale price of the Company's common stock exceeded $11.19 for at least 20 of the last 30 consecutive trading days in the three months ended December 31, 2009 and in the three months ended December 31, 2010, the Convertibles Notes are convertible at the election of the holders of the Convertible Notes at any time during the three months immediately succeeding December 31, 2010. Since conversion of the Convertible Notes is outside the control of the Company at both December 31, 2010 and 2009, the discounted value of the outstanding Convertible Notes ($20.3 million and $345.0 million principal amount at December 31, 2010 and 2009, respectively) are classified as current portion of long-term debt in the Consolidated Balance Sheets at December 31, 2010 and 2009.

Receivables-Related Borrowings

In September 2009, the Company completed a 364-day receivables facility that provides for borrowings of up to $200.0 million (the "Receivables Facility"), and the maturity date of the Receivables Facility was extended in 2010 such that it expires in September 2011. Under the Receivables Facility, the Company and certain operating subsidiaries (collectively, "the Originators") sell their receivables to a financing subsidiary as the receivables are originated. The financing subsidiary is wholly owned by the Company and is the owner of the purchased receivables and the borrower under the facility. The assets of the financing subsidiary are restricted as collateral for the payment of debt or other obligations arising under the facility, and the financing subsidiary's assets and credit are not available to satisfy the debts and obligations owed to the Company's or any other Originator's creditors. The Company includes the financing subsidiary's assets, liabilities and results of operations in its consolidated financial statements. The Receivables Facility requires, among other things, that the Company maintain certain interest coverage and total indebtedness to total capital ratios, and the Company was in compliance with such requirements as of December 31, 2010. As of December 31, 2010, $642.1 million of outstanding accounts receivable were owned by the financing subsidiary, and these amounts are included in accounts receivable, net in the Company's Consolidated Balance Sheet at December 31, 2010. The amount that may be borrowed under the Receivables Facility is subject to various limitations based on the character of the receivables owned by the financing subsidiary. As of December 31, 2010, the Company had outstanding borrowings under the Receivables Facility of $100.0 million, which are classified as short-term debt, and the Company had $100.0 million available for borrowing under the Receivables Facility. The $100.0 million of outstanding borrowings under the Receivables Facility at December 31, 2010 bear interest at a weighted-average rate of 1.3%.

Under a 2001 receivables facility with a financial institution, the Company created a financing entity that is consolidated in the Company's financial statements. Under this facility, the Company regularly entered into transactions with the financing entity to sell an undivided interest in substantially all of the Company's U.S. trade receivables to the financing entity. In September 2006, in accordance with the terms of the facility, the financing entity caused its outstanding preferred debt securities which were owned by the Company to be exchanged for a two-year floating rate note in an aggregate principal amount of $448.0 million (the "Note") and other consideration. In 2008 the maturity date of the Note was extended from September 2008 to September 2009, and the Note was repaid in September 2009, at which time the Company was able to access the financing entity's receivables that secured the Note.

Revolving Credit Facility and Commercial Paper

On November 14, 2005, the Company entered into a syndicated revolving credit facility (the "Revolver"). The Company currently has $665.0 million available for borrowing under the Revolver, which expires in November 2012. At December 31, 2010 and 2009, there were no borrowings under the Revolver. The Revolver permits the Company to borrow funds on a variety of interest rate terms. The Revolver requires, among other things, that the Company maintain certain interest coverage and total indebtedness to total capital ratios, as defined in the agreement. The Revolver also limits the amount of indebtedness subsidiaries may incur. As of December 31, 2010, the Company was in compliance with the provisions of the agreement governing the Revolver.

In lieu of borrowings under the Revolver, the Company may issue up to $665.0 million of commercial paper. The Revolver provides the committed backup liquidity required to issue commercial paper; however, access to the commercial paper markets is dependent on the Company's short-term debt credit ratings. Accordingly, commercial paper may be issued only up to the amount available for borrowing under the Revolver. As of December 31, 2010, the Company had outstanding commercial paper obligations of $34.0 million, and there was no commercial paper outstanding as of December 31, 2009. The Revolver also provides for the issuance of up to $100.0 million of standby letters of credit so long as there is a sufficient amount available for borrowing under the Revolver. There were no standby letters of credit issued or outstanding under the Revolver as of December 31, 2010 and 2009.

Junior Convertible Subordinated Debentures

In 1997, a 100% owned finance subsidiary (the "Subsidiary") of the Company issued 10.0 million shares of 5.25% convertible preferred securities (the "Preferred Securities"). Holders of the Preferred Securities are entitled to cumulative cash dividends of 5.25% of the liquidation preference of $50 per Preferred Security, or $2.625 per year. Each of these Preferred Securities is convertible into 0.9865 of a share of the Company's common stock. During 2005 and 2004, the Company purchased an aggregate of 1.6 million shares of its Preferred Securities from holders at an average price of $45.27 per share ($71.3 million). As of December 31, 2010, the Company fully and unconditionally guarantees the 8.4 million shares of the Preferred Securities issued by the Subsidiary that were outstanding as of that date, which are callable at 100% of the liquidation preference of $421.2 million.

The proceeds received by the Subsidiary from the issuance of the Preferred Securities were invested in the Company's 5.25% Junior Convertible Subordinated Debentures (the "Debentures"). In addition, the Subsidiary received approximately $15.5 million of the Company's Debentures as payment for $15.5 million the Company borrowed from the Subsidiary to purchase 100% of the common equity interests in the Subsidiary. As a result, the Company issued an aggregate of $515.5 million of Debentures, and the Subsidiary is the sole holder of the Debentures. The Debentures are the sole assets of the Subsidiary, mature on December 1, 2027, bear interest at an annual rate of 5.25%, are payable quarterly and became redeemable by the Company beginning in December 2001. The Company may defer interest payments on the Debentures for a period of up to 20 consecutive quarters, during which period distribution payments on the Preferred Securities are also deferred. Under this circumstance, the Company may not declare or pay any cash distributions with respect to its common or preferred stock or debt securities that do not rank senior to the Debentures. The Preferred Securities are mandatorily redeemable upon the repayment of the Debentures at maturity or upon acceleration of the Debentures. As of December 31, 2010, the Company has not elected to defer interest payments. In connection with the Company's purchase of the Preferred Securities in 2005 and 2004, the Company negotiated the early retirement of the corresponding Debentures with the Subsidiary. The Company accounted for these transactions as extinguishments of debt, which resulted in $436.7 million of Debentures outstanding as of December 31, 2010.

FOOTNOTE 10

CONVERTIBLE NOTE HEDGE AND WARRANT TRANSACTIONS

In connection with the issuance of the Convertible Notes in March 2009, the Company entered into separate convertible note hedge transactions and warrant transactions with respect to the Company's common stock to minimize the impact of the potential dilution upon conversion of the Convertible Notes. The Company purchased call options in private transactions to cover 40.1 million shares of the Company's common stock at a strike price of $8.61 per share, subject to adjustment in certain circumstances, for $69.0 million. The call options generally allowed the Company to receive shares of the Company's common stock from counterparties equal to the number of shares of common stock payable to the holders of the Convertible Notes upon conversion. The Company also sold warrants permitting the purchasers to acquire up to 40.1 million shares of the Company's common stock at an exercise price of $11.59 per share, subject to adjustment in certain circumstances, in private transactions for total proceeds of $32.7 million.

For each warrant that is exercised, the Company would deliver to the counterparties a number of shares of the Company's common stock equal to the amount by which the Company's stock price exceeds the exercise price, divided by the stock price. As of December 31, 2009, the estimated fair value of the call options and warrants was $306.7 million and $238.9 million, respectively.

The Company analyzed the convertible note hedge transactions and warrant transactions and determined that they met the criteria for classification as equity transactions. As a result, the Company recorded the purchase of the call options as a reduction in additional paid-in capital, net of tax, and the proceeds from the warrants as an increase to additional paid-in capital, and the Company did not recognize subsequent changes in the fair value of the instruments in its financial statements.

In September 2010, in connection with the Plan, the Company negotiated settlement of the convertible note hedge and warrants with the Company receiving $369.5 million from the counterparties for the value of the convertible note hedge and paying the counterparties $298.4 million for the warrants. As of December 31, 2010, the Company had completely settled the convertible note hedge and warrant transactions and recorded a net increase in additional paid-in capital of $71.1 million representing the net value associated with the settlement of the convertible note hedge and warrant transactions.

FOOTNOTE 11
DERIVATIVE FINANCIAL INSTRUMENTS

The use of financial instruments, including derivatives, exposes the Company to market risk related to changes in interest rates, foreign currency exchange rates and commodity prices. The Company enters into interest rate swaps related to debt obligations with maturity dates ranging from five to ten years. The Company uses interest rate swap agreements to manage its interest rate exposure and to achieve a desired proportion of variable and fixed-rate debt. These derivatives are designated as fair value hedges based on the nature of the risk being hedged. The Company also uses derivative instruments, such as forward contracts, to manage the risk associated with the volatility of future cash flows denominated in foreign currencies and changes in fair value resulting from changes in foreign currency exchange rates. The Company's foreign exchange risk management policy generally emphasizes hedging transaction exposures of one-year duration or less and hedging foreign currency intercompany financing activities with derivatives with maturity dates of one year or less. The Company uses derivative instruments to hedge various foreign exchange exposures, including the following: (i) variability in foreign currency-denominated cash flows, such as the hedges of inventory purchases for products produced in one currency and sold in another currency and (ii) currency risk associated with foreign currency-denominated operating assets and liabilities, such as forward contracts and other instruments that hedge cash flows associated with intercompany financing activities. Additionally, the Company purchases certain raw materials which are subject to price volatility caused by unpredictable factors. Where practical, the Company uses derivatives as part of its commodity risk management process. The Company reports its derivative positions in the Consolidated Balance Sheets on a gross basis and does not net asset and liability derivative positions with the same counterparty. The Company monitors its positions with, and the credit quality of, the financial institutions that are parties to its financial transactions.

Derivative instruments are accounted for at fair value. The accounting for changes in the fair value of a derivative depends on the intended use and designation of the derivative instrument. For a derivative instrument that is designated and qualifies as a fair value hedge, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk is recognized in current earnings. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is initially reported as a component of accumulated other comprehensive income (loss) ("AOCI"), net of tax, and is subsequently reclassified into earnings when the hedged transaction affects earnings. The ineffective portion of the gain or loss is recognized in current earnings. For derivatives designated as qualifying hedges of net investments, the gain or loss on the instruments is recognized in AOCI. Gains and losses from changes in fair values of derivatives that are not designated as hedges for accounting purposes are recognized currently in earnings, and such amounts were not material for the years ended December 31, 2010, 2009 and 2008.

The following table summarizes the Company's outstanding derivative instruments and their effects on the Consolidated Balance Sheets as of December 31, 2010 and 2009 *(in millions)*:

		Assets			Liabilities	
Derivatives designated as hedging instruments	Balance Sheet Location	**2010 Fair Value**	2009 Fair Value	Balance Sheet Location	**2010 Fair Value**	2009 Fair Value
Interest rate swaps	Other assets	**$42.3**	$20.9	Other noncurrent liabilities	**$ –**	$2.5
Foreign exchange contracts on inventory-related purchases	Prepaid expenses and other	**1.4**	0.6	Other accrued liabilities	**2.0**	1.5
Foreign exchange contracts on intercompany borrowings	Prepaid expenses and other	**1.2**	0.7	Other accrued liabilities	**–**	–
Total assets		**$44.9**	$22.2	Total liabilities	**$2.0**	$4.0

The fair values of outstanding derivatives that are not designated as hedges for accounting purposes were not material as of December 31, 2010 and 2009. The Company is a party to an interest rate swap in an asset position; in the event the interest rate swap is in a liability position, settlement could be accelerated if the Company's credit rating falls below investment-grade. The Company is not a party to any derivatives that require collateral to be posted prior to settlement.

Fair Value Hedges

The pretax effects of derivative instruments designated as fair value hedges on the Company's Consolidated Statements of Operations for the years ended December 31, 2010 and 2009 were as follows *(in millions)*:

Derivatives in fair value relationships	Location of gain (loss) recognized in income	Amount of gain (loss) recognized in income	
		2010	2009
Interest rate swaps	Interest expense, net	**$ 23.9**	$(43.9)
Fixed-rate debt	Interest expense, net	**$(23.9)**	$ 43.9

The Company did not record any ineffectiveness related to fair value hedges during the years ended December 31, 2010 and 2009.

Cash Flow Hedges

The pretax effects of derivative instruments designated as cash flow hedges on the Company's Consolidated Statements of Operations and AOCI for the years ended December 31, 2010 and 2009 were as follows *(in millions)*:

Derivatives in cash flow hedging relationships	Location of gain (loss) recognized in income	Amount of gain (loss) reclassified from AOCI into income		Amount of gain (loss) recognized in AOCI	
		2010	2009	**2010**	2009
Foreign exchange contracts on inventory-related purchases	Cost of products sold	**$(1.8)**	$(2.6)	**$(1.4)**	$(9.5)
Foreign exchange contracts on intercompany borrowings	Interest expense, net	**0.5**	2.5	**4.3**	7.7
		$(1.3)	$(0.1)	**$ 2.9**	$(1.8)

The Company did not record any ineffectiveness related to cash flow hedges during the years ended December 31, 2010 and 2009.

The Company received approximately $3.8 million to settle foreign exchange contracts on intercompany borrowings during the year ended December 31, 2010 and paid approximately $109.0 million to settle foreign exchange contracts on intercompany borrowings during the year ended December 31, 2009. Such amounts are included in changes in accrued liabilities and other in the Consolidated Statements of Cash Flows for the years ended December 31, 2010 and 2009.

The Company estimates that during the next 12 months it will reclassify net losses of approximately $0.5 million included in the pretax amount recorded in AOCI as of December 31, 2010 into earnings, as the anticipated cash flows occur.

Net Investment Hedges

The Company enters into cross-currency interest rate swaps associated with investments and intercompany borrowings designated as investments in non-U.S. subsidiaries. Effective changes in the fair value of the currency agreements resulting from changes in the spot non-U.S. currency exchange rate are recognized in AOCI in the Consolidated Balance Sheets to offset the change in the carrying value of the investment being hedged. Any changes in the fair value of these hedges that are the result of ineffectiveness are recognized immediately in interest expense, net in the Consolidated Statements of Operations.

The following table summarizes the pre-tax effects of instruments outstanding during the years ended December 31, 2010 and 2009 designated as hedges of investments *(in millions)*:

Derivatives in cash flow hedging relationships	Amount of gain (loss) reclassified from AOCI into income		Amount of gain (loss) recognized in AOCI	
	2010	2009	**2010**	2009
Cross-currency interest rate swaps	**$ –**	$ –	**$ –**	$(4.4)

The Company paid approximately $17.6 million to settle cross-currency interest rate swaps during the year ended December 31, 2009, and such amount is included in changes in accrued liabilities and other in the Consolidated Statements of Cash Flows for the year ended December 31, 2009. As of and during the year ended December 31, 2010 and as of December 31, 2009, the Company was not a party to any cross-currency interest rate swaps.

The Company did not record any ineffectiveness related to derivative and non-derivative instruments designated as hedges of investments during the years ended December 31, 2010 and 2009.

FOOTNOTE 12
COMMITMENTS

Lease Commitments

The Company leases manufacturing, warehouse and other facilities, real estate, transportation, and data processing and other equipment under leases that expire at various dates through the year 2020. Rent expense, which is recognized on a straight-line basis over the life of the lease term, was $122.7 million, $120.2 million and $129.2 million in 2010, 2009 and 2008, respectively.

Future minimum rental payments for operating leases with initial or remaining terms in excess of one year are as follows as of December 31, 2010 *(in millions)*:

2011	2012	2013	2014	2015	Thereafter	Total
$97.2	$80.5	$59.6	$48.0	$41.4	$87.9	$414.6

Purchase Obligations

The Company enters into certain obligations to purchase finished goods, raw materials, components and services pursuant to legally enforceable and binding obligations, which include all significant terms.

As of December 31, 2010, the Company's future estimated total purchase obligations are as follows *(in millions)*:

2011	2012	2013	Total
$511.0	$64.6	$66.6	$642.2

FOOTNOTE 13
EMPLOYEE BENEFIT AND RETIREMENT PLANS

The Company and its subsidiaries have noncontributory pension, profit sharing and contributory 401(k) plans covering substantially all of their international and domestic employees. Plan benefits are generally based on years of service and/or compensation. The Company's funding policy is to contribute not less than the minimum amounts required by the Employee Retirement Income Security Act of 1974, as amended, the Internal Revenue Code of 1986, as amended, or foreign statutes to assure that plan assets will be adequate to provide retirement benefits.

Included in AOCI at December 31, 2010 is $662.5 million ($425.4 million net of tax) related to net unrecognized actuarial losses and unrecognized prior service credit that have not yet been recognized in net periodic pension cost. The Company expects to recognize $17.0 million ($10.4 million net of tax) of costs in 2011 associated with net actuarial losses and prior service credit.

Effective January 1, 2008, the Company prospectively adopted updated authoritative guidance applicable to the measurement date provisions for defined benefit plans, which requires the measurement date for defined benefit plan assets and obligations to coincide with the date of the employer's fiscal year-end balance sheets, which for the Company is December 31. The Company had historically measured defined benefit plan assets and liabilities for the majority of its plans on September 30 for its year-end Consolidated Balance Sheets. The impact on the Consolidated Financial Statements of the adoption of the change in measurement date for the Company's defined benefit and postretirement plans with September 30 plan year-ends resulted in an adjustment to decrease retained earnings at January 1, 2008 by $1.1 million and an after-tax benefit to AOCI of $0.7 million.

The Company's tax-qualified defined benefit pension plan is frozen for the entire non-union U.S. work force, and the Company has replaced the defined benefit pension plan with an additional defined contribution benefit. The defined contribution benefit has a three-year cliff-vesting schedule. The Company recorded $17.9 million, $17.3 million and $19.4 million in expense for the defined contribution benefit arrangement for 2010, 2009 and 2008, respectively. The liability associated with the defined contribution benefit arrangement as of December 31, 2010 and 2009 is $17.9 million and $17.3 million, respectively, and is included in other accrued liabilities in the Consolidated Balance Sheets.

As of December 31, 2010 and 2009, the Company maintained various non-qualified deferred compensation plans with varying terms. The total liability associated with these plans was $70.8 million and $69.8 million as of December 31, 2010 and 2009, respectively. These liabilities are included in other noncurrent liabilities in the Consolidated Balance Sheets. These plans are partially funded with asset balances of $51.8 million and $46.2 million as of December 31, 2010 and 2009, respectively. These assets are included in other assets in the Consolidated Balance Sheets.

The Company has a Supplemental Executive Retirement Plan ("SERP"), which is a nonqualified defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key employees upon retirement based upon the employees' years of service and compensation. The SERP is partially funded through a trust agreement with the Northern Trust Company, as trustee, that owns life insurance policies on approximately 350 active and former key employees with aggregate net death benefits of $302.3 million. At December 31, 2010 and 2009, the life insurance contracts had a cash surrender value of $99.8 million and $97.1 million, respectively. The SERP is also partially funded through cash and mutual fund investments, which had a combined value of $15.3 million and $14.5 million at December 31, 2010 and 2009, respectively. These assets, as well as the cash surrender value of the life insurance contracts, are included in other assets in the Consolidated Balance Sheets. The projected benefit obligation was $110.5 million and $98.7 million at December 31, 2010 and 2009, respectively. The SERP liabilities are included in the pension table below; however, the value of the Company's investments in the life insurance contracts, cash and mutual funds are excluded from the table as they do not qualify as plan assets under the relevant authoritative guidance.

The Company's matching contributions to the contributory 401(k) plan were $12.9 million, $14.0 million and $15.9 million for 2010, 2009 and 2008, respectively.

Defined Benefit Pension Plans

The following provides a reconciliation of benefit obligations, plan assets and funded status of the Company's noncontributory defined benefit pension plans, including the SERP, as of December 31, *(in millions, except percentages)*:

	U.S.		International	
	2010	2009	**2010**	2009
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 910.8**	$ 863.7	**$499.8**	$391.6
Service cost	**4.0**	4.8	**4.8**	4.9
Interest cost	**50.6**	52.1	**26.6**	24.5
Actuarial (gain) loss	**67.2**	49.3	**(2.2)**	71.6
Currency translation	**—**	—	**(19.9)**	35.0
Benefits paid	**(63.0)**	(59.1)	**(31.7)**	(22.5)
Curtailments, settlement costs and other	**—**	—	**5.2**	(5.3)
Benefit obligation at end of year	**$ 969.6**	$ 910.8	**$482.6**	$499.8
Change in plan assets:				
Fair value of plan assets at beginning of year	**$ 576.9**	$ 492.4	**$410.6**	$362.9
Actual return on plan assets	**59.0**	60.9	**33.9**	11.2
Acquisitions	**—**	—	**—**	—
Contributions	**62.1**	82.7	**21.3**	21.0
Currency translation	**—**	—	**(13.7)**	36.5
Benefits paid	**(63.0)**	(59.1)	**(31.7)**	(22.5)
Settlement charges and other	**—**	—	**5.9**	1.5
Fair value of plan assets at end of year	**$ 635.0**	$ 576.9	**$426.3**	$410.6
Funded status at end of year	**$(334.6)**	$(333.9)	**$ (56.3)**	$ (89.2)
Amounts recognized in the Consolidated Balance Sheets:				
Prepaid benefit cost, included in other assets	**$ —**	$ —	**$ 19.4**	$ 3.5
Accrued current benefit cost, included in other accrued liabilities	**(7.7)**	(11.7)	**(4.0)**	(4.0)
Accrued noncurrent benefit cost, included in other noncurrent liabilities	**(326.9)**	(322.2)	**(71.7)**	(88.7)
Total	**$(334.6)**	$(333.9)	**$ (56.3)**	$ (89.2)
Amounts recognized in AOCI:				
Prior service cost	**$ (10.2)**	$ (11.5)	**$ —**	$ —
Net loss	**(576.5)**	(522.0)	**(61.6)**	(81.2)
AOCI, pretax	**$(586.7)**	$(533.5)	**$ (61.6)**	$ (81.2)
Accumulated benefit obligation	**$ 964.1**	$ 904.2	**$474.3**	$489.1

	U.S.		International	
	2010	2009	**2010**	2009
Weighted-average assumptions used to determine benefit obligation:				
Discount rate	**5.25%**	5.75%	**5.37%**	5.68%
Long-term rate of compensation increase	**2.70%**	3.00%	**4.16%**	4.20%

Net pension cost includes the following components for the years ended December 31, *(in millions, except percentages)*:

	U.S.			International		
	2010	2009	2008	**2010**	2009	2008
Service cost-benefits earned during the year	**$ 4.0**	$ 4.8	$ 4.5	**$ 4.8**	$ 4.9	$ 6.6
Interest cost on projected benefit obligation	**50.6**	52.1	52.2	**26.6**	24.5	29.2
Expected return on plan assets	**(57.5)**	(57.2)	(57.7)	**(24.8)**	(22.2)	(28.5)
Amortization of:						
Prior service cost	**1.3**	1.3	1.3	**—**	—	—
Actuarial loss	**11.3**	8.3	7.1	**2.0**	0.1	3.6
Curtailment, settlement and termination benefit costs	**—**	—	—	**3.2**	1.3	—
Net pension cost	**$ 9.7**	$ 9.3	$ 7.4	**$ 11.8**	$ 8.6	$ 10.9

	U.S.			International		
	2010	2009	2008	**2010**	2009	2008
Weighted-average assumptions used to determine net periodic benefit cost:						
Discount rate	**5.75%**	6.25%	6.25%	**5.70%**	6.08%	5.52%
Long-term rate of return on plan assets	**8.25%**	8.50%	8.50%	**6.32%**	5.65%	6.77%
Long-term rate of compensation increase	**3.00%**	4.00%	4.00%	**4.22%**	3.83%	4.31%

In 2011, the Company is required to make approximately $20 million of contributions to its primary U.S. pension plan and expects to make cash contributions of approximately $20 million to its international defined benefit pension plans.

Plan Assets

Current Allocation

The fair value of each major category of pension plan assets as of December 31, 2010 and 2009 is as follows *(in millions)*:

	U.S.						International					
2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	% of Total Assets as of December 31, 2010	% of Total Assets as of December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	% of Total Assets as of December 31, 2010	% of Total Assets as of December 31, 2009
Equity[1]												
U.S. large cap	$ –	$155.0	$ –	$155.0			$ –	$ 19.1	$ –	$ 19.1		
U.S. small cap	–	30.6	–	30.6			5.8	–	–	5.8		
International	–	130.0	–	130.0			55.6	47.5	–	103.1		
Total equity	–	315.6	–	315.6	50%	53%	61.4	66.6	–	128.0	30%	18%
Fixed income[2]												
U.S. Treasury	–	71.5	–	71.5			–	–	–	–		
Other government	–	31.4	–	31.4			17.3	–	–	17.3		
Asset-backed securities	–	10.0	–	10.0			–	–	–	–		
Corporate bonds	–	110.8	–	110.8			6.0	65.5	–	71.5		
Short-term investments	–	7.9	–	7.9			–	–	–	–		
Total fixed income		231.6	–	231.6	36	33	23.3	65.5	–	88.8	21	20
Insurance contracts[3]	–	17.5	–	17.5	3	3	–	100.8	–	100.8	24	26
Venture capital and partnerships[4]	–	2.4	42.7	45.1	7	6	17.0	18.6	4.7	40.3	9	7
Real estate[5]	–	–	19.2	19.2	3	3	2.2	1.5	6.0	9.7	2	2
Cash and cash equivalents[6]	–	5.5	–	5.5	1	1	5.3	34.2	–	39.5	9	24
Other	–	–	0.5	0.5	–	1	–	19.2	–	19.2	5	3
Total	$ –	$572.6	$62.4	$635.0	100%	100%	$109.2	$306.4	$10.7	$426.3	100%	100%

(1) Equity securities are primarily comprised of mutual funds and common/collective trust funds. Investments in mutual funds and common/collective trust funds are valued at the net asset value per share or unit multiplied by the number of shares or units held as of the measurement date. The common/collective trust funds are generally actively managed investment vehicles.

(2) Fixed income investments are primarily comprised of mutual funds and common/collective trust funds that invest in corporate and government bonds. Investments in mutual funds and common/collective trust funds are valued at the net asset value per share or unit multiplied by the number of shares or units held as of the measurement date. The investments in fixed income securities include both actively managed funds and index funds.

(3) The fair values of insurance contracts are estimated based on the future cash flows to be received under the contracts discounted to the present using a discount rate that approximates the discount rate used to measure the associated pension plan liabilities.

(4) Venture capital and partnerships are valued at net asset value, which is generally calculated using the most recent partnership financial reports.

(5) Real estate investments are generally investments in limited partnerships, real estate investment trusts and similar vehicles that invest in real estate. The values of the investments are generally based on the most recent financial reports of the investment vehicles. The managers of each of the investment vehicles estimate the values of the real estate assets underlying the real estate investments using third-party appraisals and other valuation techniques and analysis.

(6) Cash and equivalents include investments in stable value funds. Stable value funds are generally invested in common trust funds and interest-bearing accounts.

2009	U.S. Quoted Prices in Active Markets for Identical Assets (Level 1)	U.S. Significant Other Observable Inputs (Level 2)	U.S. Significant Unobservable Inputs (Level 3)	U.S. Total	U.S. % of Total Assets as of December 31, 2009	U.S. % of Total Assets as of December 31, 2008	International Quoted Prices in Active Markets for Identical Assets (Level 1)	International Significant Other Observable Inputs (Level 2)	International Significant Unobservable Inputs (Level 3)	International Total	International % of Total Assets as of December 31, 2009	International % of Total Assets as of December 31, 2008
Equity[1]												
U.S. large cap	$ –	$146.1	$ –	$146.1			$ 7.2	$ 19.2	$ –	$ 26.4		
U.S. small cap	–	18.3	–	18.3			–	–	–	–		
International	–	140.2	–	140.2			–	45.7	–	45.7		
Total equity	–	304.6	–	304.6	53%	53%	7.2	64.9	–	72.1	18%	20%
Fixed income[2]												
U.S. Treasury	–	28.1	–	28.1			–	1.2	–	1.2		
Other government	–	49.8	–	49.8			4.6	15.1	–	19.7		
Asset-backed securities	–	33.9	–	33.9			–	7.4	–	7.4		
Corporate bonds	–	48.2	–	48.2			–	52.9	–	52.9		
Short-term investments	–	30.2	–	30.2			–	–	–	–		
Total fixed income		190.2	–	190.2	33	25	4.6	76.6	–	81.2	20	12
Insurance contracts[3]	–	17.9	–	17.9	3	4	–	105.6	–	105.6	26	5
Venture capital and partnerships[4]	–	4.3	32.9	37.2	6	8	14.6	12.3	2.0	28.9	7	6
Real estate[5]	–	–	18.8	18.8	3	7	2.9	1.6	6.4	10.9	2	2
Cash and cash equivalents[6]	–	3.7	–	3.7	1	1	25.3	74.6	–	99.9	24	39
Other	–	–	4.5	4.5	1	2	–	10.4	1.6	12.0	3	16
Total	$ –	$520.7	$56.2	$576.9	100%	100%	$54.6	$346.0	$10.0	$410.6	100%	100%

(1) Equity securities are primarily comprised of mutual funds and common/collective trust funds. Investments in mutual funds and common/collective trust funds are valued at the net asset value per share or unit multiplied by the number of shares or units held as of the measurement date. The common/collective trust funds are generally actively managed investment vehicles.
(2) Fixed income investments are primarily comprised of mutual funds and common/collective trust funds that invest in corporate and government bonds. Investments in mutual funds and common/collective trust funds are valued at the net asset value per share or unit multiplied by the number of shares or units held as of the measurement date. The investments in fixed income securities include both actively managed funds and index funds.
(3) The fair values of insurance contracts are estimated based on the future cash flows to be received under the contracts discounted to the present using a discount rate that approximates the discount rate used to measure the associated pension plan liabilities.
(4) Venture capital and partnerships are valued at net asset value, which is generally calculated using the most recent partnership financial reports.
(5) Real estate investments are generally investments in limited partnerships, real estate investment trusts and similar vehicles that invest in real estate. The values of the investments are generally based on the most recent financial reports of the investment vehicles. The managers of each of the investment vehicles estimate the values of the real estate assets underlying the real estate investments using third-party appraisals and other valuation techniques and analysis.
(6) Cash and equivalents include investments in stable value funds. Stable value funds are generally invested in common trust funds and interest-bearing accounts.

A reconciliation of the change in the fair value measurement of the defined benefit plans' consolidated assets using significant unobservable inputs (Level 3) for the years ended December 31, 2010 and 2009 is as follows *(in millions)*:

	Venture Capital and Partnerships	Real Estate	Other	Total
Fair value as of January 1, 2010	$34.9	$25.2	$ 6.1	$ 66.2
Realized gains (losses)	–	–	(1.1)	(1.1)
Unrealized gains (losses)	6.1	0.2	(2.8)	3.5
Purchases, sales and settlements, net	6.4	(0.2)	(1.7)	4.5
Fair value as of December 31, 2010	**$47.4**	**$25.2**	**$ 0.5**	**$ 73.1**
Fair value as of January 1, 2009	$33.2	$36.9	$12.5	$ 82.6
Realized gains (losses)	–	0.6	(1.8)	(1.2)
Unrealized gains (losses)	(4.6)	(9.0)	(0.4)	(14.0)
Purchases, sales and settlements, net	6.3	(3.3)	(4.2)	(1.2)
Fair value as of December 31, 2009	$34.9	$25.2	$ 6.1	$ 66.2

Investment Strategy

The Company has established formal investment policies for the assets associated with its pension plans. The objectives of the investment strategies generally include maximizing long-term return at acceptable risk levels, diversifying among asset classes, if appropriate, as well as establishing relevant risk parameters within each asset class. Investment policies reflect the unique circumstances of the respective plans, and risk tolerance is established through consideration of plan liabilities, plan funded status and corporate financial condition. Asset allocation targets are based on periodic asset liability and/or risk budgeting study results which help determine the appropriate investment strategies for acceptable risk levels. The investment policies permit variances from the targets within certain parameters.

The target asset allocations for the Company's U.S. pension plan and primary international pension plans are as follows as of December 31, 2010:

Asset Category	Target	
	U.S.	International
Equity	45%	23%
Fixed income	40	14
Insurance contracts	5	24
Cash and equivalents	—	21
Other investments[1]	10	18
Total	100%	100%

(1) Other investments include private equity funds, hedge funds and real estate funds.

Expected Long-term Rate of Return on Plan Assets

The Company employs a building block approach in determining the long-term rate of return for plan assets. Historical markets are studied and long-term historical relationships between equities and fixed income are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors, such as inflation and interest rates, are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established giving consideration to investment diversification and rebalancing. Peer data and historical returns are reviewed to assess for reasonableness and appropriateness. The weighted-average expected long-term rates of return are based on reviews of the target investment allocation and the historical and expected rates of return of the asset classes included in the pension plans' target asset allocations.

Other Postretirement Benefit Plans

Several of the Company's subsidiaries currently provide retiree health care and life insurance benefits for certain employee groups. The following provides a reconciliation of benefit obligations and funded status of the Company's other postretirement benefit plans as of December 31, *(in millions, except percentages)*:

	2010	2009
Change in benefit obligation:		
Benefit obligation at beginning of year	**$ 168.1**	$ 162.5
Service cost	**1.5**	1.5
Interest cost	**9.2**	9.6
Actuarial loss	**2.3**	10.3
Benefits paid, net	**(14.6)**	(15.8)
Benefit obligation at end of year	**$ 166.5**	$ 168.1
Funded status and net liability recognized at December 31	**$(166.5)**	$(168.1)
Amounts recognized in the Consolidated Balance Sheets:		
Accrued current benefit cost, included in other accrued liabilities	**$ (15.1)**	$ (16.0)
Accrued noncurrent benefit cost, included in other noncurrent liabilities	**(151.4)**	(152.1)
Total	**$(166.5)**	$(168.1)
Amounts recognized in AOCI:		
Prior service credit	**$ 13.3**	$ 15.7
Net loss	**(27.5)**	(26.1)
AOCI, pretax	**$ (14.2)**	$ (10.4)

	2010	2009
Weighted-average assumptions used to determine benefit obligation:		
Discount rate	**5.25%**	5.75%
Long-term health care cost trend rate	**4.50%**	4.50%

There are no plan assets associated with the Company's other postretirement benefit plans.

Other postretirement benefit costs include the following components for the years ended December 31, *(in millions):*

	2010	2009	2008
Service cost-benefits earned during the year	**$ 1.5**	$ 1.5	$ 1.6
Interest cost on projected benefit obligation	**9.2**	9.6	9.6
Amortization of:			
Prior service benefit	**(2.4)**	(2.4)	(2.4)
Actuarial loss	**0.9**	—	—
Net postretirement benefit costs	**$ 9.2**	$ 8.7	$ 8.8

The weighted-average discount rate for the Company's other postretirement benefit plans is developed using a spot interest yield curve based on a broad population of corporate bonds rated AA or higher. The following are the weighted-average assumptions used to determine net periodic benefit cost for the other postretirement benefit plans for the years ended December 31,:

	2010	2009	2008
Weighted-average assumptions used to determine net periodic benefit cost:			
Discount rate	**5.75%**	6.25%	6.25%
Long-term health care cost trend rate	**4.50%**	5.00%	5.00%

Assumed health care cost trends have been used in the valuation of the benefit obligations for postretirement benefits. The trend rate used to measure the benefit obligation was 7.6% for all retirees in 2010, declining to 4.5% in 2028 and thereafter.

The health care cost trend rate significantly affects the reported postretirement benefit costs and obligations. A one-percentage point change in the assumed rate would have the following effects *(in millions):*

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$ 1.0	$ (0.9)
Effect on postretirement benefit obligations	$16.5	$(12.8)

Estimated Future Benefit Payments

Estimated future benefit payments under the Company's defined benefit pension plans and other postretirement benefit plans are as follows as of December 31, 2010 *(in millions):*

	2011	2012	2013	2014	2015	2016-2020
Pension benefits[1]	$77.4	$85.2	$79.7	$97.2	$83.7	$453.7
Other postretirement benefits	$15.1	$14.4	$14.0	$13.5	$13.1	$ 63.2

(1) Certain pension benefit payments will be funded by plan assets.

The estimated other postretirement benefit payments are net of annual Medicare Part D subsidies of approximately $2.1 million per year. The Company expects to make direct cash benefit payments of approximately $15.1 million for its other postretirement benefit plans in 2011.

FOOTNOTE 14

EARNINGS PER SHARE

On January 1, 2009, the Company retrospectively adopted the authoritative guidance which provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and should be included in the computation of earnings per share. The retrospective adoption of the authoritative guidance impacted basic and diluted earnings (loss) per share for 2008, as follows:

	Loss Per Share From Continuing Operations	Loss Per Share — Controlling Interests
Loss per share, as reported	$(0.19)	$(0.19)
Adjustment attributable to participating securities	0.01	0.01
Loss per share, as adjusted	$(0.18)	$(0.18)

Net income (loss) attributable to participating securities, which consisted of certain of the Company's outstanding restricted stock awards and restricted stock units, was $3.1 million, $3.0 million and $(1.2) million for 2010, 2009 and 2008, respectively.

The impact of the adoption of the authoritative guidance is included in the below calculation and reconciliation of basic and diluted earnings (loss) per share for the years ended December 31, *(in millions, except per share data)*:

	2010	2009	2008
Numerator for basic earnings (loss) per share:			
Net income (loss) controlling interests	$292.8	$285.5	$ (52.3)
Loss from discontinued operations	—	—	0.5
Dividends and equivalents for share-based awards expected to be forfeited	0.1	0.2	0.6
Income (loss) from continuing operations for basic earnings (loss) per share	292.9	285.7	(51.2)
Loss from discontinued operations	—	—	(0.5)
Net income (loss) controlling interests for basic earnings (loss) per share	$292.9	$285.7	$ (51.7)
Numerator for diluted earnings (loss) per share:			
Income (loss) from continuing operations for basic earnings (loss) per share	$292.9	$285.7	$ (51.2)
Effect of Preferred Securities[1]	—	—	—
Income (loss) from continuing operations for diluted earnings (loss) per share	292.9	285.7	(51.2)
Loss from discontinued operations	—	—	(0.5)
Net income (loss) controlling interests for diluted earnings (loss) per share	$292.9	$285.7	$ (51.7)
Denominator for basic and diluted earnings (loss) per share:			
Weighted-average shares outstanding	279.3	277.7	277.0
Share-based payment awards classified as participating securities	3.1	3.1	2.9
Denominator for basic earnings (loss) per share	282.4	280.8	279.9
Dilutive securities[2]	2.5	1.1	—
Convertible Notes[3]	13.1	9.0	—
Warrants[4]	7.4	3.5	—
Preferred Securities[1]	—	—	—
Denominator for diluted earnings (loss) per share	305.4	294.4	279.9
Basic earnings (loss) per share:			
Income (loss) from continuing operations	$ 1.04	$ 1.02	$ (0.18)
Loss from discontinued operations	—	—	—
Net income (loss) controlling interests	$ 1.04	$ 1.02	$ (0.18)
Diluted earnings (loss) per share:			
Income (loss) from continuing operations	$ 0.96	$ 0.97	$ (0.18)
Loss from discontinued operations	—	—	—
Net income (loss) controlling interests	$ 0.96	$ 0.97	$ (0.18)

(1) The Preferred Securities are anti-dilutive for all years presented, and therefore have been excluded from diluted earnings per share. Had the convertible preferred securities been included in the diluted earnings per share calculation, $14.0 million of expenses would have been added back to the net income (loss) for 2010, 2009 and 2008. Weighted-average shares outstanding would have increased by 8.3 million shares for 2010, 2009 and 2008.

(2) Dilutive securities include "in the money" options, non-participating restricted stock units and performance share awards. The weighted-average shares outstanding for 2010, 2009 and 2008 exclude the effect of approximately 12.4 million, 13.2 million and 17.2 million stock options, respectively, because such options were anti-dilutive.

(3) The Convertible Notes issued in March 2009 are dilutive to the extent the average price during the period is greater than $8.61, the conversion price of the Convertible Notes, and the Convertible Notes are only dilutive for the "in the money" portion of the Convertible Notes that could be settled with the Company's stock. The Convertible Notes were dilutive for 2010 and 2009, as the average price of the Company's common stock during the quarterly periods the Convertible Notes were outstanding was greater than $8.61. As disclosed in Footnote 9 of the Notes to Consolidated Financial Statements, $324.7 million of the $345.0 million principal amount of the Convertible Notes was extinguished in September 2010, and as such, dilution for 2010 takes into consideration the period of time the Convertible Notes were outstanding. The call options purchased in connection with the convertible note hedge transactions, which were settled in September 2010, had an equal and offsetting impact to the dilution associated with the Convertible Notes. However, because the impact of the purchased call options would reduce weighted-average shares outstanding by 13.1 million shares for 2010, the purchased call options are considered anti-dilutive securities. The authoritative accounting guidance does not permit anti-dilutive securities to be included in weighted-average shares outstanding despite their characteristics and economic impacts. In future periods, the remaining outstanding Convertible Notes could increase diluted average shares outstanding by a maximum of 2.4 million shares.

(4) The warrants issued in March 2009 were dilutive for the period the warrants were outstanding during the years ended December 31, 2010 and 2009 because the average price of the Company's common stock during quarterly periods the warrants were outstanding was greater than $11.59, the exercise price of the warrants. As disclosed in Footnote 9 of the Notes to Consolidated Financial Statements, the warrants were settled during September 2010, and as such, dilution for 2010 takes into consideration the period of time the warrants were outstanding. Because the warrants have been settled, the warrants will not impact diluted average shares outstanding in future periods.

FOOTNOTE 15
STOCK-BASED COMPENSATION

The Company offers stock-based compensation to its employees that includes stock options, restricted stock awards, and time-based and performance-based restricted stock units, as follows:

Stock Options
The Company has issued both nonqualified and incentive stock options at exercise prices equal to the Company's common stock price on the date of grant with contractual terms of ten years. Stock options issued by the Company generally vest and are expensed ratably over three to five years, except that in the case of termination due to death, disability or retirement at age 65 or older, options became fully vested and were exercisable for one year following termination. In 2008, the Company modified the retirement provisions applicable to future option grants so that in the case of retirement (as defined in the stock option agreement), options fully vest and are exercisable for a period of time depending on the employee's age and years of service. Stock option grants are generally subject to forfeiture if employment terminates prior to vesting, except upon retirement, in which case the options may remain outstanding and exercisable for the remaining contractual term of the option.

Restricted Stock and Time-Based Restricted Stock Units
Awards of restricted stock and restricted stock units are independent of stock option grants and are generally subject to forfeiture if employment terminates prior to vesting. The awards generally cliff-vest three years from the date of grant. In 2008, the Company modified the retirement provisions applicable to future restricted stock awards so that in the case of retirement at age 65 or older, the awards fully vest. With respect to future awards of restricted stock units, in the case of retirement (as defined in the award agreement), awards vest depending on the employee's age and years of service. Prior to vesting, ownership of restricted shares cannot be transferred. The restricted stock has the same dividend and voting rights as the common stock, and the time-based restricted stock units have rights to dividend equivalents payable in cash. The Company expenses the cost of restricted stock awards and restricted stock units ratably over the vesting period, which is generally three years.

Performance-Based Restricted Stock Units
Performance-based restricted stock unit awards represent the right to receive unrestricted shares of stock based on the achievement of Company performance objectives and/or individual performance goals established by the Organizational Development & Compensation Committee and the Board of Directors. In 2010 and 2009, the Company awarded approximately 0.9 million and 1.2 million performance-based restricted stock units, respectively, which entitle recipients to shares of the Company's stock at the end of a three-year vesting period if specified market conditions are achieved by the Company. The performance-based restricted stock units entitle recipients to shares of common stock equal to 0% up to 200% of the number of units granted at the vesting date, depending on the level of achievement of the specified conditions. Performance-based restricted stock units are not subject to the payment of dividend equivalents in the same manner as time-based restricted stock units. Rather, with respect to performance-based restricted stock units, dividend equivalents are credited to the recipient and are paid only to the extent the applicable performance criteria are met and the performance-based restricted stock units vest and the related stock is issued. In the case of retirement (as defined in the award agreement), awards vest depending on the employee's age and years of service.

Stock Plans
The Company's stock plans include plans adopted in 1993, 2003 and 2010. In 2010, a plan was approved by the Company's stockholders (the "2010 Plan"). Upon approval of the 2010 Plan, shares available for issuance of new awards under all plans other than the 2010 Plan were cancelled, and all future grants are required to be made from the 2010 Plan. The total number of shares of the Company's common stock that may be issued under the 2010 Plan may not exceed 21.0 million; however, stock awards and stock units for one share reduce availability under the 2010 Plan by 2½ shares. The 2010 Plan generally provides for awards to vest over a minimum three-year period, except for performance-based grants, which may vest over a minimum of one year.

The following table depicts the number of shares authorized for issuance and availability under the 2010 Plan *(shares in millions)*:

	2010 Plan
Authorized for issuance	21.0
Reserved for issuance of outstanding:	
Options	—
Restricted stock awards/units	0.3
Performance-based restricted stock units	—
Shares available for issuance	20.2

As of December 31, 2010, the Company had 15.1 million and 1.2 million options outstanding under the 2003 plan and 1993 plan, respectively. In addition, the Company had 4.9 million restricted stock awards, restricted stock units and performance-based restricted stock units outstanding under the 2003 plan as of December 31, 2010.

The Company accounts for stock-based compensation pursuant to relevant authoritative guidance, which requires measurement of compensation cost for all stock awards at fair value on the date of grant and recognition of compensation, net of estimated forfeitures, over the requisite service period for awards expected to vest.

The table below summarizes the expense related to share-based payments for the years ended December 31, *(in millions)*:

	2010	2009	2008
Stock options	**$13.9**	$14.4	$16.9
Restricted stock	**22.6**	20.7	18.7
Stock-based compensation	**$36.5**	$35.1	$35.6
Stock-based compensation, net of income tax benefit of $8.0 million, $5.3 million and $11.6 million in 2010, 2009 and 2008, respectively	**$28.5**	$29.8	$24.0

The fair value of stock option awards granted during the years ended December 31, was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2010	2009	2008
Risk-free interest rate	**2.9%**	2.2%	2.8%
Dividend yield	**1.4%**	5.2%	3.8%
Expected volatility	**38%**	35%	25%
Expected life (in years)	**6.7**	6.8	5.5

The Company considered the retirement and forfeiture provisions of the options and utilized its historical experience to estimate the expected life of the options and volatility.

The following summarizes the changes in the number of shares of common stock under option for the following periods *(shares and aggregate intrinsic value in millions)*:

	Shares	Weighted-Average Exercise Price	Exercisable at End of Year	Weighted-Average Exercise Price	Weighted-Average Fair Value of Options Granted During the Year	Aggregate Intrinsic Value
Outstanding at December 31, 2007	16.0	$27	7.3	$27		$19.7
Granted	4.7	22			$4	
Exercised	(0.1)	23				$0.1
Forfeited/expired	(4.2)	27				
Outstanding at December 31, 2008	16.4	$26	6.6	$27		$ —
Granted	3.2	8			$2	
Forfeited/expired	(3.3)	26				
Outstanding at December 31, 2009	16.3	$22	7.6	$26		$21.1
Granted	1.5	14			$5	
Exercised	(0.1)	9				$0.5
Forfeited/expired	(1.4)	23				
Outstanding at December 31, 2010	**16.3**	**$22**	**8.9**	**$26**		**$35.4**
Vested and expected to vest at December 31, 2010	**15.9**	**$22**				

At December 31, 2010, the aggregate intrinsic value of exercisable options was $1.5 million.

The weighted-average remaining contractual life for options outstanding and options exercisable was six years and four years, respectively, as of December 31, 2010.

The following table summarizes the changes in the number of shares of restricted stock, restricted stock units and performance-based restricted stock units for the following periods *(shares in millions)*:

	Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2007	2.6	$26
Granted	1.4	20
Vested	(0.4)	23
Forfeited	(0.4)	26
Outstanding at December 31, 2008	3.2	$24
Granted	2.8	8
Vested	(0.9)	24
Forfeited	(0.5)	22
Outstanding at December 31, 2009	4.6	$15
Granted	2.2	14
Vested	(1.1)	24
Forfeited	(0.5)	13
Outstanding at December 31, 2010	**5.2**	**$13**
Expected to vest at December 31, 2010	**4.9**	**$13**

During the years ended December 31, 2010 and 2009, the Company awarded approximately 0.9 million and 1.2 million performance-based restricted stock units, respectively, which entitle recipients to shares of the Company's common stock at the end of a three-year vesting period if specified market conditions are achieved. The performance-based restricted stock units entitle recipients to shares of common stock equal to 0% to 200% of the number of units granted at the vesting date depending on the level of achievement of the specified conditions. As of December 31, 2010, 1.8 million performance-based restricted stock units were outstanding, and based on performance through December 31, 2010, recipients of performance-based restricted stock units would be entitled to 2.7 million shares at the vesting date of the awards. The performance-based restricted stock units are included in the preceding table as if the participants earned shares equal to 100% of the units granted.

The following table summarizes the Company's total unrecognized compensation cost related to stock-based compensation as of December 31, 2010 *(in millions)*:

	Unrecognized Compensation Cost	Weighted-Average Period of Expense Recognition (in years)
Stock options	$13.9	1
Restricted stock and time-based and performance-based restricted stock units	29.4	1
Total	$43.3	

FOOTNOTE 16

INCOME TAXES

As of December 31, 2010 and 2009, the Company had unrecognized tax benefits of $96.8 million and $147.9 million, respectively. If recognized, $90.4 million and $141.4 million as of December 31, 2010 and 2009, respectively, would affect the effective tax rate. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2010 and 2009, the Company had recorded accrued interest and penalties related to the unrecognized tax benefits of $16.3 million and $43.7 million, respectively. During the years ended December 31, 2010 and 2009, the Company recognized income tax (benefit) expense of $(27.4) million and $8.7 million, respectively, due to the (reduction) increase in the reserves for interest and penalties.

The following table summarizes the changes in gross unrecognized tax benefits for the years ended December 31, *(in millions)*:

	2010	2009
Unrecognized tax benefits balance at January 1,	**$147.9**	$135.0
Increase in tax positions for prior years	**8.0**	2.5
Decreases in tax positions for prior years	**(41.9)**	(0.1)
Increases in tax positions for current year	**16.7**	11.3
Settlements with taxing authorities	**(31.1)**	(0.8)
Lapse of statute of limitations	**(2.8)**	—
Unrecognized tax benefits balance at December 31,	**$ 96.8**	$147.9

The provision for income taxes consists of the following for the years ended December 31, *(in millions)*:

	2010	2009	2008
Current:			
Federal	**$(63.6)**	$ 56.4	$ (6.0)
State	**(0.5)**	8.1	4.7
Foreign	**77.7**	63.3	46.2
Total current	**13.6**	127.8	44.9
Deferred	**(6.1)**	14.9	8.7
Total provision	**$ 7.5**	$142.7	$53.6

The non-U.S. component of income before income taxes was $246.9 million, $171.5 million and $208.4 million in 2010, 2009 and 2008, respectively.

A reconciliation of the U.S. statutory rate to the effective income tax rate is as follows for the years ended December 31,:

	2010	2009	2008
Statutory rate	**35.0%**	35.0%	35.0%
Add (deduct) effect of:			
State income taxes, net of federal income tax effect	**1.8**	1.2	49.4
Foreign tax credit	**(9.9)**	(7.3)	(1,255.2)
Foreign rate differential and other	**(4.0)**	2.5	620.8
Resolution of tax contingencies, net of increases	**(19.8)**	(0.7)	(570.7)
Tax basis differential on goodwill impairment	**—**	—	2,702.4
Valuation allowance reserve (decrease) increase	**(2.4)**	0.9	(214.3)
Stock compensation	**1.8**	1.7	61.5
Effective rate	**2.5%**	33.3%	1,428.9%

The Company files numerous consolidated and separate income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The statute of limitations for the Company's U.S. federal income tax returns has expired for years prior to 2005. During the year ended December 31, 2010, the Company settled its 2005 and 2006 U.S. federal income tax return examinations, including all issues that were at the IRS Appeals Office, and as part of this settlement, entered into binding closing agreements relating to specific issues under examination, resulting in a reduction to the Company's unrecognized tax benefits in the amount of $63.6 million, including relevant penalties and interest. In addition, the Company's effective tax rate was favorably impacted by $8.2 million due to the reversal of certain tax reserves upon resolution of a tax examination and was adversely affected by $6.7 million due primarily to the write-off of deferred tax assets determined not to be realizable upon the vesting of equity-based compensation. The Company's Canadian income tax returns are subject to examination for years after 2003. With few exceptions, the Company is no longer subject to other income tax examinations for years before 2006.

It is reasonably possible that there could be a change in the amount of the Company's unrecognized tax benefits within the next 12 months due to activities of the IRS or other taxing authorities, including proposed assessments of additional tax, possible settlement of audit issues, or the expiration of applicable statutes of limitations. The range of the possible change in unrecognized tax benefits within the next 12 months cannot be reasonably estimated at December 31, 2010.

The components of net deferred tax assets are as follows as of December 31, *(in millions)*:

	2010	2009
Deferred tax assets:		
Accruals not currently deductible for tax purposes	$ 187.2	$ 180.9
Postretirement liabilities	69.2	60.3
Inventory reserves	–	3.7
Pension liabilities	97.2	88.4
Self-insurance liability	27.1	10.3
Foreign tax credit carryforward	139.6	97.1
Foreign net operating losses	321.5	275.8
Other	136.8	105.2
Total gross deferred tax assets	978.6	821.7
Less valuation allowance	(419.8)	(320.2)
Net deferred tax assets after valuation allowance	$ 558.8	$ 501.5
Deferred tax liabilities:		
Accelerated depreciation	$ (53.8)	$ (89.9)
Amortizable intangibles	(283.3)	(228.1)
Other	(3.9)	–
Total gross deferred tax liabilities	(341.0)	(318.0)
Net deferred tax assets	$ 217.8	$ 183.5
Current deferred income tax assets	$ 179.2	$ 183.8
Noncurrent deferred income tax assets (liabilities)	38.6	(0.3)
	$ 217.8	$ 183.5

The foreign tax credit carryforwards expire from 2014 to 2020, and a majority of the foreign net operating loss carryforwards do not expire except for $31.6 million expiring from 2016 to 2018. The increase in deferred tax asset valuation allowance relates predominantly to foreign jurisdictions where the Company maintains a full valuation allowance on all deferred tax assets. No U.S. deferred taxes have been provided on the undistributed non-U.S. subsidiary earnings that are considered to be indefinitely invested. At December 31, 2010, the estimated amount of total unremitted non-U.S. subsidiary earnings is $568.7 million. It is not practical to estimate the amount of U.S. tax that might be payable on the eventual remittance of such earnings.

Of the Company's $2.7 billion of goodwill at December 31, 2010, approximately $1.1 billion is deductible for tax purposes.

FOOTNOTE 17
OTHER (INCOME) EXPENSE, NET

Other (income) expense, net consists of the following for the years ended December 31, *(in millions):*

	2010	2009	2008
Equity in earnings	$(0.4)	$(0.6)	$(1.3)
Currency transaction (gain) loss	(7.0)	2.1	7.3
Other	—	0.5	0.9
	$(7.4)	$ 2.0	$ 6.9

FOOTNOTE 18
FAIR VALUE

Accounting principles generally accepted in the U.S. define fair value as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). These valuation techniques are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. As the basis for evaluating such inputs, a three-tier value hierarchy prioritizes the inputs used in measuring fair value as follows:

- Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets.
- Level 2: Observable inputs other than quoted prices that are directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets; quoted prices for similar or identical assets or liabilities in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

Recurring Fair Value Measurements

The Company's financial assets and liabilities adjusted to fair value at least annually are its money market fund investments included in cash and cash equivalents, its mutual fund investments included in other assets, and its derivative instruments, which are primarily included in prepaid expenses and other, other assets, other accrued liabilities and other noncurrent liabilities.

The Company determines the fair value of its mutual fund investments based on quoted market prices (Level 1).

Level 2 fair value determinations are derived from directly or indirectly observable (market-based) information. Such inputs are the basis for the fair values of the Company's money market investments and derivative instruments. The money market investments held by the Company and included in cash and cash equivalents are not publicly traded, but the fair value is determined based on the values of the underlying investments in the money market fund (Level 2). The Company generally uses derivatives for hedging purposes pursuant to the relevant authoritative guidance, and the Company's derivatives are primarily foreign currency forward contracts and interest rate swaps. The Company determines the fair value of its derivative instruments based on Level 2 inputs in the fair value hierarchy.

The following tables present the Company's non-pension related financial assets and liabilities, which are measured at fair value on a recurring basis as of December 31, 2010 and 2009 *(in millions)*:

Description	**Fair Value as of December 31, 2010**	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Money market fund investments[1]	**$10.5**	$ —	$10.5	$—
Investment securities, including mutual funds[2]	**22.7**	7.4	15.3	—
Interest rate swaps	**42.3**	—	42.3	—
Foreign currency derivatives	**2.6**	—	2.6	—
Total	**$78.1**	$7.4	$70.7	$—
Liabilities				
Foreign currency derivatives	**$ 2.0**	$ —	$ 2.0	$—
Total	**$ 2.0**	$ —	$ 2.0	$—

Description	Fair Value as of December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Money market fund investments[1]	$ 14.6	$ —	$14.6	$—
Investment securities, including mutual funds[2]	31.6	6.6	25.0	—
Interest rate swaps	20.9	—	20.9	—
Foreign currency derivatives	1.3	—	1.3	—
Total	$ 68.4	$6.6	$61.8	$—
Liabilities				
Interest rate swaps	$ 2.5	$ —	$ 2.5	$—
Foreign currency derivatives	1.5	—	1.5	—
Total	$ 4.0	$ —	$ 4.0	$—

(1) Investments in money market funds are classified as cash equivalents due to their short-term nature and the ability for them to be readily converted into cash. Investments in money market funds are valued at the net asset value per share or unit multiplied by the number of shares or units held as of the measurement date and, accordingly, have been classified as Level 2 investments.

(2) The values of investment securities, including mutual funds, are classified as cash and cash equivalents ($7.4 million and $16.9 million at December 31, 2010 and 2009, respectively) and other assets ($15.3 million and $14.7 million at December 31, 2010 and 2009, respectively). For mutual funds that are publicly traded, fair value is determined on the basis of quoted market prices and, accordingly, these investments have been classified as Level 1. Other investment securities are valued at the net asset value per share or unit multiplied by the number of shares or units held as of the measurement date and have been classified as Level 2.

Nonrecurring Fair Value Measurements

The Company's nonfinancial assets, which are measured at fair value on a nonrecurring basis include property, plant and equipment, goodwill and other intangible assets. During the years ended December 31, 2010 and 2009, the Company recorded impairments of $6.0 million and $32.4 million, respectively, associated with plans to dispose of certain property, plant and equipment. The Company generally uses projected cash flows, discounted as necessary, to estimate the fair values of the impaired assets using key inputs such as management's projections of cash flows on a held-and-used basis (if applicable), management's projections of cash flows upon disposition and discount rates. Accordingly, these fair value measurements fall in Level 3 of the fair value hierarchy. These assets and certain liabilities are measured at fair value on a nonrecurring basis as part of the Company's impairment assessments and as circumstances require. During 2010 and 2009, no fair value measurements were recorded as a result of the Company's annual testing of impairment for goodwill and other indefinite-lived intangible assets.

Financial Instruments

The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, derivative instruments, convertible note hedge instruments, notes payable and short- and long-term debt. The carrying values for current financial assets and liabilities, including cash and cash equivalents, accounts receivable and accounts payable, approximate fair value due to the short maturity of such instruments. The fair values of the Company's derivative instruments are recorded in the Consolidated Balance Sheets and are disclosed in Footnote 11. The fair values of the Company's convertible note hedge instruments are disclosed in Footnote 10. The fair values of certain of the Company's short- and long-term debt are based on quoted market prices and are as follows *(in millions)*:

	2010		2009	
	Fair Value	**Book Value**	Fair Value	Book Value
Medium-term notes	**$1,650.7**	**$1,623.0**	$1,520.7	$1,426.6
Preferred securities underlying the junior convertible subordinated debentures	**353.8**	**421.2**	307.5	421.2
Convertible notes	**45.5**	**17.5**	660.3	284.3

The carrying amounts of all other significant debt, including the term loan, approximate fair value. The term loan is not publicly traded and accordingly, the fair value of this instrument was determined using a discounted cash flow model and market rates of interest as of December 31, 2010.

FOOTNOTE 19
INDUSTRY SEGMENT INFORMATION

The Company's reportable segments are as follows:

Segment	Key Brands	Description of Primary Products
Home & Family	Rubbermaid®, Graco®, Aprica®, Levolor®, Calphalon®, Goody®	Indoor/outdoor organization, food storage and home storage products; infant and juvenile products such as car seats, strollers, highchairs and playards; drapery hardware, window treatments and cabinet hardware; gourmet cookware, bakeware, cutlery and small kitchen electrics; hair care accessories
Office Products	Sharpie®, Expo®, Dymo®, Mimio®, Paper Mate®, Parker®, Waterman®	Writing instruments, including pens, pencils, markers and highlighters, and art products; fine writing instruments and leather goods; office technology solutions such as label makers and printers, interactive teaching solutions and on-line postage
Tools, Hardware & Commercial Products	Lenox®, Rubbermaid® Commercial Products, Technical Concepts™, Irwin®, Shur-line®, Bulldog®, BernzOmatic®	Industrial bandsaw blades and cutting tools for pipes and HVAC systems; hand tools and power tool accessories; manual paint applicators, window hardware, convenience hardware and propane torches; cleaning and refuse products, hygiene systems, material handling solutions and medical and computer carts and wall-mounted work stations

The Company's segment results are as follows as of and for the years ended December 31, *(in millions)*:

	2010	2009	2008[1]
Net Sales[2]			
Home & Family	**$2,378.4**	$2,377.2	$2,654.8
Office Products	**1,708.9**	1,674.7	1,990.8
Tools, Hardware & Commercial Products	**1,671.9**	1,525.7	1,825.0
	$5,759.2	$5,577.6	$6,470.6
Operating Income[3]			
Home & Family	**$ 281.8**	$ 274.7	$ 218.3
Office Products	**269.4**	235.2	212.4
Tools, Hardware & Commercial Products	**253.1**	245.6	271.7
Corporate	**(96.9)**	(80.6)	(81.9)
Impairment charges	**—**	—	(299.4)
Restructuring costs	**(77.5)**	(100.0)	(120.3)
	$ 629.9	$ 574.9	$ 200.8
Depreciation & Amortization[3]			
Home & Family	**$ 51.4**	$ 51.3	$ 52.1
Office Products	**32.1**	39.6	49.7
Tools, Hardware & Commercial Products	**49.7**	48.9	51.0
Corporate	**39.1**	35.3	30.5
	$ 172.3	$ 175.1	$ 183.3
Capital Expenditures[4]			
Home & Family	**$ 38.2**	$ 30.8	$ 35.3
Office Products	**35.5**	35.2	20.9
Tools, Hardware & Commercial Products	**28.5**	26.2	33.4
Corporate	**62.5**	61.1	68.2
	$ 164.7	$ 153.3	$ 157.8
Identifiable Assets			
Home & Family	**$ 896.4**	$ 878.8	
Office Products	**972.0**	970.3	
Tools, Hardware & Commercial Products	**931.5**	892.2	
Corporate[5]	**3,605.4**	3,682.6	
	$6,405.3	$6,423.9	

Geographic Area Information

	2010	2009	2008
Net Sales			
United States	**$3,949.9**	$3,881.4	$4,447.2
Canada	**362.3**	326.5	413.4
Total North America	**4,312.2**	4,207.9	4,860.6
Europe, Middle East and Africa	**803.5**	795.1	1,000.1
Latin America	**269.8**	262.9	275.4
Asia Pacific	**373.7**	311.7	334.5
Total International	**1,447.0**	1,369.7	1,610.0
	$5,759.2	$5,577.6	$6,470.6
Operating Income (Loss)(3), (6)			
United States	**$ 474.1**	$ 489.3	$ 152.4
Canada	**81.2**	65.4	92.0
Total North America	**555.3**	554.7	244.4
Europe, Middle East and Africa	**10.8**	(20.1)	(98.9)
Latin America	**(0.9)**	23.0	8.9
Asia Pacific	**64.7**	17.3	46.4
Total International	**74.6**	20.2	(43.6)
	$ 629.9	$ 574.9	$ 200.8
Property, Plant and Equipment, Net			
United States	**$ 378.1**	$ 394.1	
Canada	**3.9**	11.6	
Total North America	**382.0**	405.7	
Europe, Middle East and Africa	**88.0**	102.6	
Latin America	**23.9**	24.9	
Asia Pacific	**35.4**	44.9	
Total International	**147.3**	172.4	
	$ 529.3	$ 578.1	

(1) The 2008 financial information has been adjusted to reflect the segment structure as of December 31, 2010.
(2) All intercompany transactions have been eliminated. Sales to Wal-Mart Stores, Inc. and subsidiaries amounted to approximately 12% of consolidated net sales for the years ended December 31, 2010 and 2009 and 13% of consolidated net sales for the year ended December 31, 2008, substantially across all segments.
(3) Operating income (loss) is net sales less cost of products sold and selling, general and administrative expenses. Certain headquarters expenses of an operational nature are allocated to business segments and geographic areas primarily on a net sales basis. Corporate depreciation and amortization is allocated to the segments on a percentage of sales basis, and the allocated depreciation and amortization is included in segment operating income.
(4) Corporate capital expenditures primarily relate to the SAP implementation.
(5) Corporate assets primarily include goodwill, capitalized software, cash and cash equivalents and deferred tax assets.
(6) The following table summarizes the restructuring costs and impairment charges by region included in operating income (loss) above:

	2010	2009	2008
Restructuring Costs:			
United States	**$ (18.2)**	$ (32.6)	$ (80.9)
Canada	**(7.9)**	(5.7)	–
Total North America	**(26.1)**	(38.3)	(80.9)
Europe, Middle East and Africa	**(30.4)**	(36.4)	(38.7)
Latin America	**(12.9)**	(6.3)	–
Asia Pacific	**(8.1)**	(19.0)	(0.7)
Total International	**(51.4)**	(61.7)	(39.4)
	$ (77.5)	$(100.0)	$(120.3)

	2010	2009	2008
Impairment Charges:			
United States	**$ –**	$ –	$(129.9)
Canada	**–**	–	–
Total North America	**–**	–	(129.9)
Europe, Middle East and Africa	**–**	–	(169.5)
Latin America	**–**	–	–
Asia Pacific	**–**	–	–
Total International	**–**	–	(169.5)
	$ –	$ –	$ (299.4)

FOOTNOTE 20

LITIGATION AND CONTINGENCIES

The Company is involved in legal proceedings in the ordinary course of its business. These proceedings include claims for damages arising out of use of the Company's products, allegations of infringement of intellectual property, commercial disputes and employment matters, as well as environmental matters. Some of the legal proceedings include claims for punitive as well as compensatory damages, and certain proceedings may purport to be class actions.

The Company, using current product sales data and historical trends, actuarially calculates the estimate of its exposure for product liability. As a result of the most recent analysis, the Company has product liability reserves of $42.3 million as of December 31, 2010. The Company is insured for product liability claims for amounts in excess of established deductibles and accrues for the estimated liability as described up to the limits of the deductibles. All other claims and lawsuits are handled on a case-by-case basis.

In July 2007, the Company acquired all of the outstanding equity interests of PSI Systems, Inc. ("Endicia"), provider of Endicia Internet Postage. Endicia is party to a lawsuit against it alleging patent infringement which was filed on November 22, 2006 in the U.S. District Court for the Central District of California. In this case, Stamps.com seeks unspecified damages, attorneys' fees and injunctive relief in order to prevent Endicia from continuing to engage in activities that are alleged to infringe on Stamps.com's patents. In 2010, the Court entered judgment in favor of the Company terminating the action on summary judgment, and Stamps.com has appealed that judgment. A separate case, in which Endicia and Stamps.com each claim infringement of different patents, remains pending in the same court. There can be no assurance the Company will prevail on appeal or otherwise be successful in defending itself in these matters.

The Company (through two of its affiliates) has been involved in litigation originally filed in June 2008 in the U.S. District Court for the Western District of North Carolina with Worthington Cylinders (the "Supplier") over breach of a supply contract and price increases levied by the Supplier after having wrongfully terminated the contract prior to its expiration. In February 2010, a jury determined that the Supplier: (a) breached the supply agreement; (b) illegally traded upon the goodwill of the Company; and (c) committed deceptive trade practices in violation of relevant laws. The jury awarded damages of $13.0 million to the Company, and the Company was subsequently awarded an additional $2.8 million in pre-judgment interest and attorneys' fees. The Supplier has appealed the judgment. Under the relevant authoritative accounting guidance, the Company has not recorded any gains in 2010 related to the favorable jury verdict and intends to withhold such action until all contingencies relating to this matter have been resolved.

As of December 31, 2010, the Company was involved in various matters concerning federal and state environmental laws and regulations, including matters in which the Company has been identified by the U.S. Environmental Protection Agency and certain state environmental agencies as a potentially responsible party ("PRP") at contaminated sites under the Federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and equivalent state laws.

In assessing its environmental response costs, the Company has considered several factors, including the extent of the Company's volumetric contribution at each site relative to that of other PRPs; the kind of waste; the terms of existing cost sharing and other applicable agreements; the financial ability of other PRPs to share in the payment of requisite costs; the Company's prior experience with similar sites; environmental studies and cost estimates available to the Company; the effects of inflation on cost estimates; and the extent to which the Company's, and other parties', status as PRPs is disputed.

The Company's estimate of environmental response costs associated with these matters as of December 31, 2010 ranged between $17.2 million and $29.6 million. As of December 31, 2010, the Company had a reserve of $19.3 million for such environmental remediation and response costs in the aggregate, which is included in other accrued liabilities and other noncurrent liabilities in the Consolidated Balance Sheets. No insurance recovery was taken into account in determining the Company's cost estimates or reserve, nor do the Company's cost estimates or reserves reflect any discounting for present value purposes, except with respect to certain long-term operations and maintenance CERCLA matters, which are estimated at their present value of $16.2 million by applying a 5% discount rate to undiscounted obligations of $24.5 million.

Because of the uncertainties associated with environmental investigations and response activities, the possibility that the Company could be identified as a PRP at sites identified in the future that require the incurrence of environmental response costs and the possibility that sites acquired in business combinations may require environmental response costs, actual costs to be incurred by the Company may vary from the Company's estimates.

The City of Sao Paulo's Green and Environmental Office (the "Sao Paulo G&E Office") is seeking fines of up to approximately $4.0 million related to alleged improper storage of hazardous materials at the Company's tool manufacturing facility located in Sao Paulo, Brazil. The Company has obtained a stay of enforcement of a notice of fine due October 1, 2009 issued by the Sao Paulo G&E Office. The Company plans to continue to contest the fines.

Although management of the Company cannot predict the ultimate outcome of these legal proceedings with certainty, it believes that the ultimate resolution of the Company's legal proceedings, including any amounts it may be required to pay in excess of amounts reserved, will not have a material effect on the Company's consolidated financial statements.

In the normal course of business and as part of its acquisition and divestiture strategy, the Company may provide certain representations and indemnifications related to legal, environmental, product liability, tax or other types of issues. Based on the nature of these representations and indemnifications, it is not possible to predict the maximum potential payments under all of these agreements due to the conditional nature of the Company's obligations and the unique facts and circumstances involved in each particular agreement. Historically, payments made by the Company under these agreements did not have a material effect on the Company's business, financial condition or results of operations.

As of December 31, 2010, the Company had $61.6 million in standby letters of credit primarily related to the Company's self-insurance programs, including workers' compensation, product liability and medical.

COMMON STOCK PRICE PERFORMANCE GRAPH

The following common stock price performance graph compares the yearly change in the Company's cumulative total stockholder returns on its common stock during the years 2006 through 2010, with the cumulative total return of the Standard & Poor's 500 Index and the Dow Jones Consumer Goods Index, assuming the investment of $100 on December 31, 2005 and the reinvestment of dividends.


Comparison of Cumulative Five Year Total Return
$200
$150
$100
$ 50
0
2005
2006
2007
2008
2009
2010
Newell Rubbermaid Inc.
S&P 500 Index
DJ Consumer Goods Index

	2005	2006	2007	2008	2009	**2010**
Newell Rubbermaid Inc.	$100	$125.63	$115.65	$45.79	$ 72.41	**$ 88.84**
S&P 500 Index	$100	$115.79	$122.16	$76.96	$ 97.33	**$111.99**
DJ Consumer Goods Index	$100	$114.92	$126.04	$93.66	$116.00	**$138.63**

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is listed on the New York and Chicago Stock Exchanges (symbol: NWL). As of January 31, 2011, there were 14,218 stockholders of record. The following table sets forth the high and low sales prices of the common stock on the New York Stock Exchange Composite Tape for the calendar periods indicated:

	2010		2009	
Quarters	**High**	**Low**	High	Low
First	**$15.88**	**$13.11**	$10.95	$4.51
Second	**17.96**	**14.55**	12.15	6.22
Third	**18.17**	**14.14**	16.10	9.79
Fourth	**18.48**	**16.71**	15.73	13.66

The Company has paid regular cash dividends on its common stock since 1947. The Company paid a quarterly cash dividend of $0.05 per share for the year ended December 31, 2010. For the year ended December 31, 2009, the Company paid a quarterly cash dividend of $0.105 per share in the first quarter and $0.05 per share in each of the second, third and fourth quarters. The payment of dividends to holders of the Company's common stock remains at the discretion of the Board of Directors and will depend upon many factors, including the Company's financial condition, earnings, legal requirements and other factors the Board of Directors deems relevant.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

"Normalized" EPS

	2008	2009	**2010**
Diluted (loss) earnings per share from continuing operations, as reported	$(0.18)	$0.97	**$ 0.96**
Project Acceleration restructuring costs and restructuring-related costs	0.31	0.26	**0.24**
Convertible notes dilution	–	0.06	**0.10**
Losses related to extinguishments of debt*	0.13	0.01	**0.44**
Tax benefits	(0.10)	–	**(0.21)**
Non-cash impairment charges	1.06	–	**–**
Other items, net	–	0.01	**(0.01)**
"Normalized" EPS	$ 1.21	$1.31	**$ 1.52**

* For 2010, includes certain share impacts of the Capital Structure Optimization Plan.
Totals may not foot due to rounding.

European "Normalized" Operating Margin

	2010
Europe, Middle East and Africa ("EMEA") operating income, as reported	**$ 10.8**
Add: Restructuring and restructuring-related costs	**45.6**
"Normalized" operating income	**$ 56.4**
EMEA net sales	**$803.5**
European "normalized" operating margin	**7.0%**

EXECUTIVE OFFICERS

Mark D. Ketchum
President and Chief Executive Officer

Hartley D. Blaha
President, Corporate Development

Paul G. Boitmann
President, Global Sales Operations

William A. Burke
Group President, Tools, Hardware & Commercial Products

Juan R. Figuereo
Executive Vice President and Chief Financial Officer

Jay D. Gould
Group President, Home & Family

G. Penny McIntyre
Group President, Office Products

J. Eduardo Senf
President, Newell Rubbermaid International

Gordon C. Steele
Senior Vice President, Program Management Office and Chief Information Officer

John K. Stipancich
Senior Vice President, General Counsel and Corporate Secretary

James M. Sweet
Executive Vice President, Human Resources and Corporate Communications

Theodore W. Woehrle
Senior Vice President and Chief Marketing Officer

FORWARD-LOOKING STATEMENTS

We discuss expectations regarding future performance, events and outcomes, such as our business outlook and objectives, in this annual report. All such statements are "forward-looking statements," and are based on financial data and our business plans available as of the date of this annual report, which may become out-of-date or incomplete. We assume no obligation to update any forward-looking statements as a result of new information, future events or other factors. Forward-looking statements are inherently uncertain and investors must recognize that actual results could be significantly different from our expectations. Risks and uncertainties that could cause results to differ from expectations are detailed in Item 1A in Newell Rubbermaid's Annual Report on Form 10-K for the year ended December 31, 2010, and in our other filings with the Securities and Exchange Commission.

CORPORATE INFORMATION

SHAREHOLDER INFORMATION

Newell Rubbermaid is traded on the New York Stock Exchange under the symbol NWL. Additional copies of this annual report, Newell Rubbermaid's Form 10-K and proxy statement filed with the Securities and Exchange Commission, dividend reinvestment plan information, recent and historical financial data, and other information about Newell Rubbermaid are available without charge upon request.

CONTACT INFORMATION

All requests and inquiries should be directed to:

Newell Rubbermaid Inc.
Investor Relations
3 Glenlake Parkway
Atlanta, GA 30328
(800) 424-1941
investor.relations@newellco.com
www.newellrubbermaid.com

ANNUAL MEETING OF STOCKHOLDERS

The annual meeting of stockholders will be held on Tuesday, May 10, 2011, at 9:00 a.m. ET at:

Newell Rubbermaid Inc.
Corporate Headquarters
3 Glenlake Parkway
Atlanta, Georgia 30328
Phone: (770) 418-7000

STOCKHOLDER ACCOUNT MAINTENANCE

Communications concerning the transfer of shares, lost certificates, dividends, dividend reinvestment, duplicate mailings or change of address should be directed to the Transfer Agent and Registrar:

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940
(877) 233-3006
(312) 360-5217
www.computershare.com/investor

This annual report should be read in conjunction with Newell Rubbermaid's 2011 annual meeting proxy statement and the 2010 Form 10-K. Copies of the proxy statement and Form 10-K may be obtained online at www.newellrubbermaid.com.


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Board of Directors



Seated (from left to right)

THOMAS E. CLARKE[2,3,4*]
President of New Business Ventures — Nike, Inc.

CYNTHIA A. MONTGOMERY[3]
Timken Professor of Business Administration — Harvard University Graduate School of Business

MARK D. KETCHUM
President and Chief Executive Officer — Newell Rubbermaid Inc.

RAYMOND G. VIAULT[2,3*,4]
Former Vice Chairman — General Mills, Inc.

MICHAEL B. POLK[1]
President, Global Foods, Home & Personal Care — Unilever

Standing (from left to right)

SCOTT S. COWEN[1*,2,5]
President and Seymour S Goodman Memorial Professor of Business — Tulane University

STEVEN J. STROBEL[1,4,5]
Executive Vice President and Chief Financial Officer — BlueStar Energy Solutions

MICHAEL T. COWHIG[2*]
Chairman of the Board — Newell Rubbermaid Inc. and former President, Global Technical and Manufacturing — The Procter & Gamble Company

MICHAEL A. TODMAN[1,4]
President — Whirlpool International

ELIZABETH CUTHBERT-MILLETT[3,4]
Private Investor

DOMENICO DE SOLE[1]
Chairman — Tom Ford International

Not Pictured

KEVIN C. CONROY
President, Univision Interactive Media, Inc. — Univision Communications Inc.

1 Audit Committee
2 Executive Committee
3 Nominating/Governance Committee
4 Organizational Development & Compensation Committee
5 Special Finance Committee
*Denotes committee chair

WOW

NewellRubbermaid
Brands That Matter™

NEWELL RUBBERMAID INC.
3 GLENLAKE PARKWAY
ATLANTA, GA 30328
WWW.NEWELLRUBBERMAID.COM